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Filed Pursuant to Rule 424(b)4
Registration No. 333-146104

6,300,000 shares
Common stock

We are selling 800,000 shares of common stock and the selling stockholders identified in this prospectus are selling 5,500,000 shares of common stock.

Our common stock is quoted on the Nasdaq Global Market under the symbol OMPI. On October 11, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $20.58 per share.

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase from them up to 945,000 additional shares of common stock.

We will not receive any proceeds from the sale of shares by the selling stockholders.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

	Per Share	Total
Public offering price	$20.00	$126,000,000
Underwriting discounts and commissions	$ 1.10	$6,930,000
Proceeds, before expenses, to us	$18.90	$15,120,000
Proceeds, before expenses, to the selling stockholders	$18.90	$103,950,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	Robert W. Baird & Co.	CIBC World Markets
Susquehanna Financial Group, LLLP

October 11, 2007

# Obagi® Systems

CONDITION & ENHANCE SYSTEM

Obagi® Condition and Enhance Systems are specifically designed to complement both non-surgical and surgical procedures and improve overall facial aesthetic results.

CLENZIderm M.D.™ Acne Therapeutic System for Normal to Oily Skin and Normal to Dry Skin contains patent pending 5% solubilized benzoyl peroxide which penetrates to clear acne.

CLENZIderm M.D.
CLENZIderm M.D.

ELASTIderm
ELASTIderm

ELASTIderm™ is a topical eye treatment, available in a cream and gel, clinically proven to help restore elasticity by helping to regenerate elastic fibers.

While cosmetic skin care products generally work only on the surface of the skin, the Obagi Systems are clinically proven to help repair the damage caused by sun, stress, age, the environment and toxins.

OBAGI®
MEDICAL

        You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

        In this prospectus, we use the terms "Obagi Medical Products," "Obagi," "OMP," "we," "us" and "our" to refer to Obagi Medical Products, Inc., OMP, Inc. or OMP Acquisition Corporation, as applicable.

        OMP, Inc., Obagi, Nu-Derm, Obagi Nu-Derm, Obagi Blue Peel, Cffectives, Obagi-C, Blender, Sunfader, Exfoderm, Action, Tolereen, CLENZIderm M.D., ELASTIderm and Penetrating Therapeutics are our trademarks. This prospectus also contains trademarks and tradenames of other companies.

PROSPECTUS SUMMARY

        This summary highlights information about our company and the common stock that we and the selling stockholders are offering. It does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the "Risk factors" section and the financial statements and notes to those statements, which are included elsewhere in this prospectus.

Obagi Medical Products

        We are a specialty pharmaceutical company focused on the aesthetic and therapeutic skin health markets. We develop and commercialize prescription-based, topical skin health systems that enable physicians to treat a range of skin conditions, including pre-mature aging, photo-damage, hyperpigmentation (irregular or patchy discoloration of the skin), acne and soft tissue deficits, such as fine lines and wrinkles. Our products are designed to improve the underlying health of patients' skin, and our clinical studies have demonstrated that the use of our Obagi Nu-Derm System results in skin that looks and acts younger and healthier.

        We focus our research and development activities on improving the efficacy of established prescription and over-the-counter, or OTC, therapeutic agents by enhancing the penetration of these agents across the skin barrier using proprietary technologies collectively known as Penetrating Therapeutics. We have recently introduced our CLENZIderm and ELASTIderm systems. The ELASTIderm system focuses on improving the body's ability to increase elastin levels, while the CLENZIderm systems are a group of products for acne treatment.

        Through our own domestic sales force and foreign distribution partners, we market and sell physician-dispensed skin care systems directly to plastic surgeons, dermatologists and other physicians who are focused on aesthetic and therapeutic skin care. We are the market leader in the growing physician-dispensed skin care channel, according to an independent 2006 study by Kline & Co. Our net sales have grown from $35.6 million in 2001 to $78.0 million in 2006 and from $35.9 million for the six months ended June 30, 2006 to $49.1 million for the six months ended June 30, 2007.

Our Position in the Skin Care Market

        In 2005, the global skin care market was estimated to be $36.2 billion, of which over 62% were facial skin care products, according to Global Industry Analysts, Inc., a market research firm. Additionally, the independent research firm, Kalorama Information, estimates that from 2005 to 2010, over 70 million people in the United States alone will receive cosmetic facial procedures for which they will pay over $60 billion. We believe this reflects a growing desire and acceptance among the aging population to seek aesthetic facial products and procedures from their physicians. A key driver of this trend is the aging of the "baby boomer" segment of the U.S. population. In addition, life expectancy in the United States has extended in recent years, leading to a further increase in the average age of the country's population. Because healthcare needs, including the treatment of skin disorders, tend to increase with age, we expect the demand for dermatologic products to continue to increase over time. In particular, women tend to demonstrate a higher motivation than men to improve their personal appearances. The number of women between the ages of 35 and 65, the primary users of our products, was estimated by the U.S. Census Bureau to have grown 35% between 1990 and 2004. With this segment's strong desire to reduce the signs of pre-mature aging, we expect the aging female population to continue to increase the market opportunity for skin care products. With our leading position in the physician-dispensed skin care channel, the clinically proven aesthetic benefits of our products, and the potential of our systems to enhance or complement many other facial procedures, we believe we are well positioned to meet this growing patient demand.

        Our products are differentiated by their active ingredients and prescription-strength efficacy. Skin care products sold through mass market channels are cosmetics by definition under the U.S. Food, Drug and Cosmetic Act, consisting largely of inactive ingredients that are designed to mask the effects of aging and skin disorders, rather than treat the underlying health of the skin. Further, the ingredients in these cosmetic products lack the ability to effectively penetrate the skin barrier, reducing their ability to improve the health of the skin at the epidermis and dermis level. As a result of using these cosmetic skin care products, consumers may see temporary skin surface improvements, but underlying skin health restoration often does not occur.

        We believe the effects of aging and skin disorders are best addressed not on the surface of the skin but at a deeper level, where the skin's natural regeneration processes occur. Our Obagi Nu-Derm and Obagi-C Rx Systems improve the overall health of the skin by improving cellular processes such as collagen and elastin production, keratinocyte clearing and melanocyte regulation, using drugs that, by definition, work at the cellular level. Our ELASTIderm and CLENZIderm systems improve the efficacy of OTC active ingredients and minerals to help the skin's production of elastin and reduce acne lesions. Furthermore, the products within our systems are formulated to work synergistically, using our proprietary Penetrating Therapeutics technology in formulations that enhance stability and efficacy. When this system of products is applied within a physician-directed protocol and tailored to the patient's skin health needs, overall penetration of active ingredients to the appropriate layer of skin is improved.

Our Current Products and Products in Development

        Our leading product line is the Obagi Nu-Derm System (which consists of cleanser, toner, 4% hydroquinone and sunscreen with a sun protection factor, or SPF, of 35), which accounted for over 68% of our consolidated net sales in 2006 and over 60% of our consolidated net sales for the six months ended June 30, 2007. This system was launched in 1988, and since that time, we have made substantial enhancements to the system through the application of our Penetrating Therapeutics technology.

        In 2004, we launched the Obagi-C Rx System (which consists of cleanser, toner, 4% Vitamin C, 4% hydroquinone, and sunscreen with an SPF of 35), which we believe is the only prescription-based system that reduces the early effects of sun damage and evens skin tones through the use of 4% hydroquinone combined with Vitamin C serum.

        In 2005, we launched Professional-C, a series of high potency Vitamin C serums (concentrations of 5%, 10%, 15% and 20%), which are antioxidants that help to counteract the effects of ultraviolet radiation and other environmental influences. Professional-C represents an improved product line with more effective skin barrier penetration to complement our Vitamin C serum offerings under the Cffectives and Obagi-C brands that we introduced in 2000.

        In July 2006, we launched Obagi Condition and Enhance targeted for use with Botox. This system provides adjunctive therapy following Botox injections, and was designed to enhance aesthetic outcomes and improve overall patient satisfaction.

        In October 2006, we introduced the first product in the ELASTIderm product line, ELASTIderm Eye Cream, a nighttime eye cream for treatment of skin laxity around the eye. In February 2007, we launched a second product in the ELASTIderm line for daytime use, ELASTIderm Eye Gel, to use along with our ELASTIderm Eye Cream, as an eye therapy system. ELASTIderm products are formulated with a patent pending bi-mineral complex, which is clinically shown to help the body's own natural ability to increase epidermal thickness, augment hypodermal fat and increase elastin levels.

        In February 2007, we launched our CLENZIderm M.D. acne treatment for normal to oily skin, featuring a novel formulation of Benzoyl Peroxide, or BPO. In July 2007, we launched CLENZIderm M.D. for normal to dry skin. Our clinical studies have shown that CLENZIderm M.D. penetrates more readily into the skin follicle than current creams or gels because it is in solution form. We believe that our solution-based acne system is a more effective treatment for acne because a greater amount of the active ingredient, BPO, will penetrate the hair follicle to more rapidly kill P. acne bacteria.

        In addition, we offer tretinoin, a generic equivalent to Retin-A, which has been among the most widely used acne treatments for approximately 25 years. We currently distribute a generic equivalent approved by the U.S. Food and Drug Administration, or FDA, in the physician-dispensed skin care channel under an exclusive license agreement. We also sell the Obagi Blue Peel, cited by Kline & Co. as one of the most well known brands for use in physician-performed facial peel procedures. The Obagi Blue Peel products are not dispensed for daily home use in a system and are therefore not a significant source of our revenue.

        We believe that our products have the potential to be used in a number of applications and procedures beyond their current uses. For example, our Obagi Condition and Enhance Systems may complement and enhance patient outcomes in commonly performed cosmetic procedures, such as Botox injections, as well as improve wound appearance and reduce the post-inflammatory hyperpigmentation that typically follows laser therapy and basal cell carcinoma excisions. We are working with physicians and physicians' associations to evaluate the adjunctive use of our systems before and after these types of procedures. In 2005 and 2006, we conducted a study of physician and patient evaluations of skin quality on patients using our Obagi Nu-Derm System in conjunction with other cosmetic facial procedures. Based on the results of this clinical use study of over 2,600 patients, we launched the Obagi Condition and Enhance Systems. We plan to continue to build clinical support for the benefits of our systems in conditioning the skin and enhancing the outcomes of the most commonly performed cosmetic procedures, such as chemical peels, dermabrasion and laser resurfacing. We cannot provide assurance that any of the clinical trials we are currently conducting will yield positive results or that we will be able to successfully develop new products or new indications for our existing products.

        We are engaged in an active development program using our proprietary Penetrating Therapeutics technology to enhance the efficacy of established FDA-approved prescription and OTC active ingredients. We seek to demonstrate the enhanced efficacy of these products when used as a part of our systems through clinical studies. We will continue to seek additional market opportunities where we believe we can improve the effectiveness of existing products through the application of our Penetrating Therapeutics technology to address conditions such as acne, skin elasticity, rosacea, fungal infections, dermatitis, hair loss and hair removal.

Our Strategy

        Our objective is to become the leading specialty pharmaceutical company dedicated to developing and commercializing topical systems that enable physicians to improve skin health. Key elements of our strategy include:

  •
  Leveraging the strength of our physician-dispensed marketing and distribution channel to increase market share and introduce new Obagi Systems and products. We believe that our market-leading position in the physician-dispensed skin care channel presents us with the opportunity to increase the market share of our existing products and to launch a range of new Obagi Systems and products.

  •
  Continuing to develop and market new indications for Obagi Systems. We believe a significant opportunity exists to use current Obagi Systems as non-invasive adjunctive therapies to improve certain current skin care procedures, resulting in overall better patient outcomes and satisfaction.

  •
  Creating additional clinically proven Obagi Systems that increase the efficacy of commonly prescribed dermatological agents in addressing existing and new areas of skin disease. We are engaged in an active new product development program using our Penetrating Therapeutics technology to enhance the efficacy of several established FDA-approved and OTC active ingredients. We recently released new systems to address acne and skin elasticity.

  •
  Establishing new strategic collaborations and relationships. We intend to continue accessing new and complementary products through in-licensing, strategic collaborations and strategic acquisitions. We plan to target new products and physician specialty channels, which will expand the Obagi brand and Obagi System concept.

  •
  Continuing to expand intellectual property protection. Our intellectual property protection is based on a combination of approved patents that we license, patent applications, licensed product methods and technologies and trade secrets. As of June 30, 2007, we were the sole licensee of four U.S. patents, and have filed 37 U.S. provisional and non-provisional patent applications since the beginning of 2004.

Risks Associated with Our Business

        We are subject to a variety of risks to our competitive position and business strategy. For example:

  •
  We rely heavily on sales of the Obagi Nu-Derm System. We rely heavily on sales of our Obagi Nu-Derm System and any failure on our part to supply the Obagi Nu-Derm System to our customers or an inability to maintain physician and patient acceptance of the system would severely harm our business. In addition, the Obagi Nu-Derm System is subject to seasonality which may cause some sales variability between quarters.

  •
  We may fail to expand or develop new product lines. If we fail to expand and develop new product lines or successfully expand the use of our current product lines, our business will suffer. Development activities for additional and/or expanded applications will require significant commitments of personnel and financial resources, as well as clinical studies, which must be completed and yield positive results before these products can be marketed and sold.

  •
  Our products are subject to regulation by the FDA. Our products are subject to regulation by the FDA in terms of their manufacture, labeling, distribution, claims and recordkeeping. We believe several of our currently marketed drug products are not subject to FDA approval as they are generally recognized as safe and effective for their intended uses and are commercialized under an FDA Compliance Policy Guide for marketed unapproved drugs, including Drug Efficacy Study Indication, or DESI, drugs. The FDA may at any time disagree with our position and take enforcement action to remove our affected products from the market and/or require the submission of New Drug Applications, or NDAs, to permit their continued marketing.

  •
  The FDA has issued a notice of proposed rulemaking regarding OTC hydroquinone. In August 2006, the FDA issued a notice of proposed rulemaking, or NPRM, focusing on OTC hydroquinone, an active ingredient used at different strengths in our prescription product systems. The NPRM cites evidence that hydroquinone may be a carcinogen and may be related to a skin condition called ochronosis, which results in the darkening and thickening of the skin, and the appearance of small bumps and grayish-brown spots. If these or other side effects associated with any of our products were to be reported to or observed by the FDA or other regulatory authorities, we could be required to suspend our marketing of the products, conduct additional safety tests, potentially cease the sale of the products, or be subject to potential product liability claims. The FDA is considering regulating all hydroquinone products as new drugs, which may lead to a requirement for NDA submission for the prescription hydroquinone products we sell.

  •
  Our quarterly operating results are variable, which may cause our stock price to decline. Our quarterly results of operations have varied in the past and are likely to vary significantly in the future due to a number of factors, including seasonality, many of which are outside of our control. Due to these factors, we do not believe that period-to-period comparisons of our results of operations are necessarily meaningful and should not necessarily be relied upon to predict future results of operations.

        See "Risk Factors" beginning on page 8 for a discussion of various factors you should consider before investing in our common stock.

Corporate Information

        Dr. Zein Obagi founded WorldWide Product Distribution, Inc. in 1988. OMP Acquisition Corporation was formed as a California corporation in October 1997 to purchase substantially all of the assets and to assume the accounts payable and related operating liabilities of WorldWide Product Distribution, Inc. and subsequently changed its name to Obagi Medical Products, Inc. in December 1997. OMP, Inc. was incorporated in Delaware in November 2000 and, in January 2001, Obagi Medical Products, Inc. was merged into OMP, Inc., with OMP, Inc. as the surviving corporation. In December 2004, the stockholders of OMP, Inc. exchanged their shares of OMP, Inc. for an equal number of shares in a newly formed holding company incorporated in Delaware, Obagi Medical Products, Inc., which became the parent holding company for all existing operations.

        Our principal executive offices are located at 310 Golden Shore, Long Beach, California 90802 and our telephone number is (562) 628-1007. Our website address is http://www.obagi.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Common stock offered by Obagi Medical Products	800,000 shares
Common stock offered by the selling stockholders	5,500,000 shares
Common stock to be outstanding after this offering	22,601,961 shares
Over-allotment option	The underwriters have an option for a period of 30 days to purchase up to 945,000 additional shares of common stock from the selling stockholders to cover over-allotments.
Use of proceeds
To repay approximately $9.2 million of debt under our Credit Facility with Merrill Lynch Capital and for general corporate purposes. We will not receive any proceeds from the sale of the common stock by the selling stockholders.
Risk factors	See "Risk Factors" beginning on page 8 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Nasdaq Global Market symbol	OMPI

        The number of shares of common stock to be outstanding after this offering is based on 21,801,961 shares outstanding as of June 30, 2007. Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

        The number of shares of common stock to be outstanding after this offering excludes:

  •
  1,252,199 shares of common stock issuable upon exercise of outstanding stock options as of June 30, 2007 at a weighted average exercise price of $10.36 per share; and

  •
  718,375 shares of common stock reserved for issuance under our 2005 Stock Incentive Plan as of June 30, 2007.

Summary Consolidated Financial Data

        The following summary consolidated financial data should be read in conjunction with "Selected consolidated financial data," "Capitalization," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our summary statement of income data for the years ended December 31, 2004, 2005 and 2006 have been derived from our consolidated financial statements included elsewhere in this prospectus. Our summary balance sheet data as of June 30, 2007, and the summary statement of income data for the six months ended June 30, 2006 and 2007 have been derived from our unaudited consolidated financial statements.

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
	(in thousands, except share data)
Consolidated statements of income data:
Net sales	$56,256	$64,941	$77,996	$35,926	$49,113
Net income.	14,081	8,956	6,116	2,574	6,862
Net income attributable to common shares(1):
Basic	$0.79	$0.50	$0.34	$0.14	$0.31
Diluted	$0.74	$0.50	$0.34	$0.14	$0.31

(1)
On November 27, 2006, our Board of Directors approved an amended and restated Certificate of Incorporation and an amended and restated Bylaws in preparation for a contemplated initial public offering. This amended and restated Certificate of Incorporation was approved by the stockholders on November 28, 2006, and was filed by the Secretary of State of the State of Delaware in December 2006. All share and per share amounts included in our financial statements have been adjusted to reflect this 1-for-1.2 reverse stock split for all periods presented.

        The following unaudited pro forma consolidated balance sheet data give effect to our receipt of approximately $14.3 million in net proceeds from our sale of 800,000 shares of our common stock in this offering at a public offering price of $20.00 per share, after deducting the underwriting discounts and commissions and offering costs payable by us, as if it had occurred as of June 30, 2007. The following unaudited pro forma as adjusted consolidated balance sheet data also give effect to the application of our net proceeds from this offering to repay approximately $9.2 million of outstanding indebtedness relating to our Credit Facility with Merrill Lynch Capital and the write down of $0.6 million of related debt issuance costs. The unaudited pro forma as adjusted consolidated balance sheet data do not purport to represent what our financial condition would have been if the issuance of the common stock had occurred as of or on the dates indicated and do not purport to represent a projection of our future results.

	As of June 30, 2007
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$2,796	$17,916	$8,244
Working capital	17,033	31,382	22,272
Total assets	$46,746	$61,866	$51,623
Long-term debt less current portion	9,163	9,163	53
Total liabilities and stockholders' equity	$46,746	$61,866	$51,623

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should consider carefully the following risks and other information contained in this prospectus before you decide whether to buy our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks related to our business

Our revenues and financial results depend significantly on sales of our Obagi Nu-Derm System. If we are unable to manufacture or sell our Obagi Nu-Derm System in sufficient quantities and in a timely manner, or maintain physician and/or patient acceptance of our Obagi Nu-Derm System, our business will be materially and adversely impacted.

        To date, substantially all of our revenues have resulted from sales of our principal product line, our Obagi Nu-Derm System and related products. Our Obagi Nu-Derm System and related products accounted for 72%, 72% and 68% of our net sales for the year ended December 31, 2004, 2005 and 2006, respectively, and 60% for the six months ended June 30, 2007. Although we have introduced new product lines such as Obagi-C Rx, CLENZIderm M.D., ELASTIderm, and intend to introduce additional products, we expect sales of our Obagi Nu-Derm System and related products to account for a significant majority of our sales for the foreseeable future. Because our business is highly dependent on our Obagi Nu-Derm System and related products, factors adversely affecting the availability, pricing of, or demand for, these products could have a material and adverse effect on our business. Our Obagi Nu-Derm Systems also experience seasonality. We believe this is due to variability in patient compliance that relates to several factors such as a tendency to travel and/or engage in other disruptive activities during the summer months. Additionally, our commercial success depends in large part on our ability to sustain market acceptance of our Obagi Nu-Derm System. If existing users of our products determine that our products do not satisfy their requirements, or if our competitors develop a product that is perceived by patients or physicians to better satisfy their respective requirements, sales of our Obagi Nu-Derm System and related products may decline, and our total net sales may correspondingly decline. We cannot assure you that we will be able to continue to manufacture these products in commercial quantities at acceptable costs. Our inability to do so would adversely affect our operating results and cause our business to suffer.

We face intense competition, in some cases from companies that have significantly greater resources than we do, which could limit our ability to generate sales.

        The market for aesthetic and therapeutic skin health products is highly competitive and we expect the intensity of competition to increase in the future. We also expect to encounter increased competition as we enter new markets and as we attempt to penetrate existing markets with new products. We may not be able to compete effectively in these markets, we may face significant pricing pressure from our competitors and we may lose market share to our competitors. Our principal competitors are large, well-established companies in the fields of pharmaceuticals, medical devices, cosmetics and health care. Our direct competitors include La-Roche Posay, SkinMedica, Inc., Valeant Pharmaceuticals International, SkinCeuticals, a division of L'Oreal S.A., Allergan, Inc., IS Clinical, and PhotoMedex, Inc.

        We believe our indirect competitors, who generally sell skin care products directly to consumers, consist of large cosmetic companies, including but not limited to, The Estee Lauder Companies Inc., Helene Curtis Industries, Inc., L'Oreal S.A., Matrix Essentials, Inc., a division of L'Oreal S.A, Procter & Gamble Company, Neutrogena, a division of Johnson & Johnson, Revlon, Inc. and Unilever N.V. We also face competition from medical device companies offering products used to enhance the skin's appearance to physicians, such as Candela Corp., CoolTouch Corporation, Cynosure, Inc., Lumenis Ltd., Reliant Technologies, Inc., Syneron Medical Ltd. and Thermage, Inc.

We may not be able to successfully expand the use of our current product lines or develop new products.

        We are working to improve, extend and reformulate many of our existing products. Continued market acceptance of our products will depend on our ability to successfully develop additional applications of our existing products. The development of additional applications will require significant commitments of personnel and financial resources and we cannot assure you that they will be successful. If the attempted extensions of our product lines are not commercially successful, our business will be adversely affected.

        We are also developing new product lines by applying our Penetrating Therapeutics technology to new agents. We also have acquired rights to technologies described in certain patent applications relating to additional methods and formulations. New products, in various stages of development, include acne and skin elasticity products and systems. These development activities, as well as clinical studies, which must be completed before these products can be marketed and sold, will require significant commitments of personnel and financial resources. We cannot assure you that we will be able to develop new products or technologies in a timely manner, or at all. Delays in the development or testing processes will cause a corresponding delay in revenue generation from those products. Regardless of whether such new products or technologies are ever released to the market, the expense of such processes, which may be considerable, will have already been incurred and we may not be able to recover such expenses.

        We reevaluate our development efforts regularly to assess whether our efforts to develop a particular new product or technology are progressing at a rate that justifies our continued expenditures. On the basis of these reevaluations, we have abandoned in the past, and may abandon in the future, our efforts on a particular product or technology. New products that we develop may not be successfully commercialized. If we fail to take a product or technology from the development stage to market on a timely basis, we may incur significant expenses without a near-term financial return or any financial return.

Our failure to successfully in-license or acquire additional products and technologies would impair our ability to grow.

        We intend to in-license, acquire, develop and market new products and technologies. Because we have limited internal research capabilities, our business model depends in part on our ability to license patents, products and/or technologies from third parties. The success of this strategy also depends upon our ability and the ability of our third-party formulators to formulate products under such licenses, as well as our ability to manufacture, market and sell such licensed products.

        We may not be able to successfully identify any new products to in-license, acquire or internally develop. Moreover, negotiating and implementing an economically viable acquisition is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition of products. We may not be able to acquire or in-license the rights to such products on terms that we find acceptable, or at all. As a result, our ability to grow our business or increase our profits could be adversely impacted.

Our marketed products and our products under development could be rendered obsolete by technological or medical advances.

        Our marketed products and our products under development may be rendered obsolete or uneconomical by the development of medical advances to treat the conditions that our products are designed to address. The treatment of skin conditions and the enhancement of the appearance of skin, which is what all of our products target, are the subjects of active research and development by many potential competitors, including major pharmaceutical companies, such as Johnson & Johnson and Galderma, specialized biotechnology firms, such as Allergan and Medicis, universities and other research institutions. Competitive advances may also include the potential development of new laser or radio frequency therapies being developed by manufacturers such as Candela, Syneron and Thermage, aimed at treating hyperpigmentation and photo-damaged skin. While we intend to expand our technological capabilities to remain competitive, research and development by others may render our technology or products obsolete or noncompetitive or result in treatments superior to any therapy we develop, as our competitors may develop and patent products which are better than ours, which could harm our competitive position.

If we lose key personnel or are unable to attract and retain other qualified personnel, we may be unable to execute our business plan and our business would be materially adversely affected.

        As of June 30, 2007, we had 173 employees. Our success depends on our continued ability to attract, retain and motivate highly qualified management, business development, sales and marketing, product development and other personnel. In the future we may not be able to recruit and retain qualified personnel, particularly for senior sales and marketing and research and product development positions due to intense competition for personnel among businesses like ours, and the failure to do so could have a significant negative impact on our future product sales and business results. Our success depends in large part on the efforts and abilities of Steven Carlson, our Chief Executive Officer, Stephen Garcia, our Chief Financial Officer, and David Goldstein, our Executive Vice President of Sales, as well as other members of our senior management and our scientific and technical personnel. We may not be able to retain the services of our officers. In addition, we do not have "key person" insurance policies on any of our executive officers that would compensate us for the loss of their services. If we lose the services of one or more of these individuals, finding a replacement could be difficult, may take an extended period of time and could significantly impede the achievement of our business objectives. This may have a material adverse effect on our results of operations and financial condition.

To sustain our continued growth, we will need to increase the size of our organization, and we may encounter difficulties managing our growth, which could adversely affect our results of operations.

        If we are able to successfully develop additional products and extend the use of our current products, we may experience growth in the number of our employees and the scope of our operations. To the extent that we acquire and launch additional products, the resulting growth and expansion of our sales force will place a significant demand on our financial, managerial and operational resources. Since many of the new products or systems we are working on may involve new technologies or entering new markets, we may not be able to accurately forecast the number of employees required and the timing of their hire or the associated cost. The extent of any expansion we may experience will be driven largely by the success of our new products and systems. As a result, management's ability to project the size of any such expansion and its cost to the company is limited by the following uncertainties: (i) we will not have previously sold any of the new products and technologies and the ultimate success of these new products and technologies is unknown; (ii) we will be entering new markets; and (iii) the costs associated with any expansion will be partially driven by factors that may not be fully in our control (e.g., timing of hire, market salary rates). As of June 30, 2007, subject to these uncertainties, we believe that our current business plan may require us to hire between 30 and 40 new employees within the next 12 months at an incremental cost of between $3.2 million and $3.8 million. Due to the uncertainty surrounding the new product lines, this estimate may prove to be incorrect, and our costs could be significantly higher. Our success will also depend on the ability of our executive officers and senior management to continue to implement and improve our operational, information management and financial control systems, particularly in light of our status as a public company subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and to expand, train and manage our employee base. Our inability to manage growth effectively could cause our operating costs to grow even faster than we are currently anticipating and adversely affect our results of operations.

Because we have limited research and development capabilities, we will be dependent on third parties to perform research and development for us.

        We have limited internal research and development capabilities and currently outsource all of our product research and development to third-party research labs. In particular, we have licensed technologies that may issue as patents under certain patent applications filed by JR Chem LLC, or JR Chem, and have relied heavily on services provided by JR Chem in the development of new products to address acne and skin elasticity. We have received sufficient support from our third-party research labs to drive our current new product development, and we expect to continue to rely on third parties to research and develop new products.

        There are a limited number of third-party research and development companies that specialize or have the expertise required to achieve our product development objectives. As a result, it may be difficult for us to engage research and development labs and personnel for our anticipated future needs. If we are unable to arrange for third-party research and development of our products, or to do so on commercially reasonable terms, we may not be able to develop new products or expand the application of our existing products.

        Reliance on third-party research and development labs entails risks to which we would not be subject if we performed the research and development ourselves. These risks include reliance on the third party for maintaining the confidentiality of the proprietary information relating to the product being developed and for maintaining quality assurance, the possibility of breach of the research and development agreement by the third party, and the possibility of termination or non-renewal of the agreement by the third party.

        Dependence upon third parties for the research and development of our future products may limit our ability to commercialize and deliver products on a timely and competitive basis.

Because we currently have limited commercial manufacturing capabilities, we will continue to be dependent on third parties to manufacture products for us for some time.

        We have limited commercial manufacturing experience and currently outsource all of our non-Benzoyl Peroxide product manufacturing to third-party contract manufacturers. Although we have received sufficient material from our manufacturers to meet our current needs, we do not have long-term contracts with most of these third parties. Triax Pharmaceuticals, LLC is our sole supplier and manufacturer of tretinoin pursuant to a contract that has an initial termination in 2010. The termination of that agreement or any loss of services under that agreement would be difficult for us to replace. We expect to continue to rely on third parties to produce materials required for clinical trials and for the commercial production of our products.

        There are a limited number of third-party manufacturers that operate under the FDA's current Good Manufacturing Practices, or cGMP, regulations and that have the necessary expertise and capacity to manufacture our products. As a result, it may be difficult for us to locate manufacturers for our anticipated future needs. If we are unable to arrange for third-party manufacturing of our products, or to do so on commercially reasonable terms, we may not be able to complete development of, market and sell our new products.

        Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party, and the possibility of termination or non-renewal of the agreement by the third party.

        We have developed a manufacturing facility dedicated to the production of our CLENZIderm M.D. Serum Gel. We may expand the capabilities of that manufacturing site and may in the future elect to manufacture certain new products developed or certain existing products without the assistance of third parties. However, in order to make that election, we will need to invest substantial additional funds and recruit qualified personnel in order to operate our development manufacturing facility on a commercial basis. There can be no assurance that we will successfully manufacture our own products, and if we are not able to make or obtain adequate supplies of our products, it will be more difficult for us to maintain and grow sales of CLENZIderm M.D., or launch other new products and compete effectively.

        Dependence upon third parties for the manufacture of our products may reduce our profit margins, or the sale of our products, and may limit our ability to develop and deliver products on a timely and competitive basis.

Our growth may suffer if an economic downturn in any of our major markets inhibits people from spending their disposable income on aesthetic and skin health products.

        Our growth depends significantly on continued economic growth in the markets where we sell our products. Because many treatments in which our products are used are considered cosmetic in nature, they are typically paid directly by the patient out of disposable income and are not subject to reimbursement by third-party payers such as health insurance organizations. As a result, an economic downturn in any of our major markets, such as North America, the Pacific Rim and the Middle East, could have an adverse effect on the sales and profitability of our products.

Our products may cause undesirable side effects that could limit their use, require their removal from the market or prevent further development.

        The most common side effects associated with our therapeutic products are temporary redness, stinging, burning sensation, skin peeling, flaking, acne flare-ups and photo-sensitivity normally experienced within approximately the first ten weeks of use. While these side effects generally are not severe, they may limit the use of our products, particularly if physicians or patients perceive that the risks or discomfort outweigh the benefits or if they perceive that the side effects of competitive products are less significant.

        Undesirable side effects caused by our products could interrupt, delay or halt our development programs, including clinical trials, and could result in adverse regulatory action by the FDA or other regulatory authorities. More severe side effects associated with our products may be observed in the future. Even if we are able to complete the development of a new product and obtain any required regulatory approval, undesirable side effects could prevent us from achieving or maintaining market acceptance of the product or could substantially increase the costs and expenses of commercializing the product. Negative publicity concerning our products, whether accurate or inaccurate, could also reduce market or regulatory acceptance of our products, which could result in decreased product demand, removal from the market or an increased number of product liability claims, whether or not such claims have merit.

The FDA has issued a proposed rule which cites evidence that an active ingredient contained in some of our Obagi Nu-Derm and Obagi-C Rx Systems may have negative side effects.

        In August 2006, the FDA issued a proposed rule which cites some evidence that hydroquinone may be a carcinogen, if orally administered, and may be related to a skin condition called ochronosis, which results in the darkening and thickening of the skin, and the appearance of small bumps and grayish-brown spots. Hydroquinone is an active ingredient contained in our Obagi Nu-Derm Clear, Obagi Nu-Derm Blender and Obagi Nu-Derm Sunfader products, which are part of our Obagi Nu-Derm System, and in our Obagi-C Rx C-Clarifying Serum and Obagi-C Rx C-Night Therapy products, which are part of our Obagi-C Rx System. The FDA also concluded that it could not rule out the potential carcinogenic risk from topically applied hydroquinone. After further review of the evidence cited in the notice, or information provided in the public comments on the proposed rule, or if additional evidence of cancer or ochronosis, or other side effects associated with any of our products were to be reported to or observed by the FDA or other regulatory authorities, we could be required to suspend the marketing of our products that contain hydroquinone, conduct additional safety tests and potentially cease the sale of affected products, which would harm our business. In addition, patients who experience side effects from our products may bring product liability claims against us.

        All of our products which contain hydroquinone are prescription-based. The FDA is considering regulating all hydroquinone products, including prescription-based hydroquinone products, as new drugs, and may conclude that the continued use of prescription-based hydroquinone products will require the submission and approval of an NDA. If we are required to submit an NDA for our prescription-based hydroquinone products, we believe that the FDA may allow us to continue to market these products while we are preparing, submitting and waiting for approval of such NDA. However, there can be no assurance that we will be able to continue to market our products during the NDA process, and we may be required to suspend marketing of our prescription-based hydroquinone products until such time as an NDA is approved. In addition, there can be no assurance that any NDA we submit for our prescription-based hydroquinone products will be approved. If we are required to suspend or cease marketing of our prescription-based hydroquinone products, it would adversely affect our business.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our products.

        Our business exposes us to the risk of product liability claims that are inherent to the development, clinical testing and marketing of aesthetic and skin health products. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of those products. Although we maintain general liability and product liability insurance in an amount that we believe is reasonably adequate to insulate us from potential claims, this insurance may not fully cover potential liabilities. In addition, our inability to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercial production and sale of our products, which could adversely affect our business.

We are subject to risks associated with doing business internationally.

        Our international sales currently depend upon the marketing efforts of and sales by certain distributors and licensees, particularly Rohto Pharmaceuticals, a licensee of certain of our trademarks and products for the retail drug store channel in Japan, from whom we receive royalties that accounted for approximately 3% and 4% of our net sales and approximately 3% and 4% of our gross margin for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. Because incremental costs associated with this agreement are minimal, a material decline in licensing revenues from or termination of this agreement would have a material adverse effect on our net income. While no other international distribution or license partner accounted for more than 3% and 4% of our net sales for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include:

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  adverse changes in tariff and trade protection measures;

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  unexpected changes in foreign regulatory requirements;

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  potentially negative consequences from changes in tax laws;

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  the potential business failure of one or more of our distribution partners;

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  changing economic conditions in countries where our products are sold or manufactured;

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  exchange rate risks;

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  potential political unrest and hostilities;

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  differing degrees of protection for intellectual property; and

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  difficulties in coordinating foreign distribution.

        Any of these factors could adversely affect our business, financial condition and results of operations. We cannot assure you that we can successfully manage these risks or avoid their effects.

Potential business combinations could require significant management attention and prove difficult to integrate with our business, which could distract our management, disrupt our business, dilute stockholder value and adversely affect our operating results.

        If we become aware of potential business combination candidates that are complementary to our business, we may decide to combine with such businesses or acquire their assets in the future. Business combinations generally involve a number of additional difficulties and risks to our business, including:

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  failure to integrate management information systems, personnel, research and development and marketing, operations, sales and support;

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  disruption of our ongoing business and diversion of management's attention from other business matters;

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  potential loss of the acquired company's customers;

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  failure to develop further the acquired company's technology successfully;

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  unanticipated costs and liabilities; and

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  other accounting consequences.

        In addition, we may not realize benefits from any business combination we may undertake in the future. If we fail to successfully integrate such businesses, or the technologies associated with such business combinations into our company, the revenue and operating results of the combined company could be adversely affected. Any integration process would require significant time and resources, and we may not be able to manage the process successfully. If our customers are uncertain about our ability to operate on a combined basis, they could delay or cancel orders for our products. We may not successfully evaluate or utilize the acquired technology or accurately forecast the financial impact of a combination, including accounting charges or volatility in the stock price of the combined entity. If we fail to successfully integrate other companies with which we may combine in the future, our business could be adversely affected.

Risks related to regulatory matters

Our ability to commercially distribute our products and our business may be significantly harmed if the regulatory environment governing our products changes, if the FDA takes enforcement action against us or our competitors marketing similar products, or if a third party obtains FDA approval of an NDA for 4% hydroquinone for the same uses for which we market our hydroquinone products.

        The FDA and comparable agencies of other countries regulate our products. In the United States, FDA regulations govern, among other things, the activities that we perform, including product development, product testing, product labeling, product storage, manufacturing, advertising, promotion, product sales, reporting of certain product adverse events and failures, and distribution.

        In addition, the Obagi Nu-Derm and Obagi-C Rx Systems contain products that include 4% hydroquinone as an active ingredient and are marketed in the United States without an FDA-approved marketing application. We believe that these products are not currently subject to FDA pre-market approval. In August 2006, the FDA issued a proposed rule that, if adopted in its current form, would establish that OTC skin bleaching drug products, such as hydroquinone, are not generally recognized as safe and effective and are misbranded, and could seek to require NDAs for new products using skin bleaching drug products, including prescription skin bleaching drug products. The FDA has indicated that upon adoption of the final rule it intends to consider all skin bleaching drug products, whether currently marketed on a prescription or OTC basis, to be new drugs requiring an approved NDA for continued marketing. This may require us to withdraw the Obagi Nu-Derm and Obagi-C Rx Systems until required clinical trials are performed and new drug approvals are obtained, in effect foreclosing us from selling the Obagi Nu-Derm and Obagi-C Rx Systems. If we are required to seek new drug approval for these products, our attention and resources will be dedicated to the process of obtaining new drug approval, which may be time-consuming and expensive. In addition, we may not successfully obtain such approval or may be delayed in obtaining such approval if one of our competitors obtains approval and nonpatent exclusivity for the same uses for which we seek approval. Other manufacturers of 4% prescription hydroquinone include SkinMedica, Inc., Taro Pharmaceuticals Inc. and Stiefel Laboratories, Inc. If we are unable to obtain such approval, we would be prohibited from selling the Obagi Nu-Derm and Obagi-C Rx Systems, which would have a material adverse impact on our business.

        Finally, as discussed above, the August 2006 proposed rule cites some evidence that hydroquinone may be a carcinogen and may be related to ochronosis. If new studies are published that corroborate such evidence, or if based on further review of the current evidence, the FDA determines that such potential health risks warrant a ban on the sale of 4% hydroquinone, such determinations would have a material adverse effect on our sale of the Obagi Nu-Derm and Obagi-C Rx Systems. The FDA's proposed rulemaking itself, and the concerns expressed therein relating to the use of hydroquinone, could have an adverse impact on the sales of our Obagi Nu-Derm and Obagi-C Rx Systems. Certain of our competitors are attempting to use the FDA's proposed rulemaking in order to convince physicians and patients not to use our products containing hydroquinone. To date, these marketing efforts by our competitors have not had a negative impact on our sales levels. However, we cannot provide assurance that such marketing efforts will not have a negative impact on our sales levels in the future.

        FDA and Federal Trade Commission, or FTC, regulations limit the type of marketing claims we can make about our products. If the FDA determines that any of our marketing claims are false or misleading, or suggest a clinical benefit that is not supported in the studies we have done, we may be required to cease making the challenged marketing claims, issue corrective communications, pay fines, or stop selling products until the incorrect claims have been corrected. FDA or FTC enforcement actions regarding promotional claims, including warning letters, would also divert management attention and create public relations issues for our customers and opportunities for our competitors.

        We are also subject to review, periodic inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. Our manufacturing processes, any clinical trials that we perform, and our promotional activities are subject to ongoing regulatory obligations. If the FDA finds that we have failed to comply with these requirements or later discovers previously unknown problems with our products, including unanticipated adverse events of unanticipated severity or frequency, or our manufacturer or manufacturing processes, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions, including:

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  fines, injunctions and civil penalties;

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  recall or seizure of our products;

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  restrictions on our products or manufacturing processes, including operating restrictions, partial suspension or total shutdown of production;

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  denial of requests for approvals of product candidates;

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  withdrawal of approvals already granted;

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  disgorgement of profits; and

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  criminal prosecution.

        Any of these enforcement actions could affect our ability to commercially distribute our products in the United States and may also harm our ability to conduct the clinical trials necessary to support the marketing, clearance or approval of these products and could materially and adversely affect our business.

New regulations could prohibit physicians from dispensing our products directly.

        In our primary market, the United States, we market our products and systems directly to physicians to dispense in their offices. Most of the products and systems we sell are dispensed by physicians directly to their patients in their offices, although some patients choose to have prescriptions for our products filled by pharmacies instead of the treating physician. In the event state regulations change to limit or prohibit the ability of physicians to dispense our products directly to patients in their offices, patients may be required to purchase our products in pharmacies, as opposed to directly from their physicians. If patients are unable to purchase our products directly from physicians, it could result in patients purchasing less of our product than they otherwise would, which would harm our business.

Failure to obtain regulatory approvals in foreign jurisdictions would prevent us from marketing our products internationally.

        We market our products outside of the United States. In order to market our products in many non-U.S. jurisdictions we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. In others, we do not have to obtain prior regulatory approval but do have to comply with other regulatory restrictions on the manufacture, marketing and sale of our products. We may be unable to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The approval procedure varies among countries and can involve additional testing and data review. The time required to obtain approval in non-U.S. jurisdictions may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. If we get approval by the FDA, that does not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other foreign countries or by the FDA. The failure to obtain these approvals could harm our business.

If any of our third-party manufacturers do not operate in accordance with current Good Manufacturing Practices, we could be subject to FDA enforcement actions, including the seizure of our products and the halt of our production.

        Third-party manufacturers that we currently rely on or will rely on in the future must continuously adhere to the cGMPs set forth in the FDA's regulations and guidance documents. In complying with cGMPs, we and our third-party manufacturers must expend significant time, money and effort in development, testing, production, record keeping and quality control to assure that our products meet applicable specifications and other regulatory requirements. The failure to comply with these specifications and other requirements could result in an FDA enforcement action, including the seizure of products and shutting down of production. Our third-party manufacturers may also be subject to comparable or more stringent regulations of foreign regulatory authorities. If our third-party manufacturers are unable to comply with cGMPs and applicable foreign regulatory requirements, our ability to develop, produce and sell our products could be impaired.

Risks related to intellectual property

If we are unable to protect our proprietary rights, we may not be able to compete effectively.

        Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We rely primarily on maintaining the confidentiality of our trade secrets and the protection of trade secret laws, as well as a combination of patent, copyright, and trademark (including common law trademark) laws, and nondisclosure, confidentiality and other contractual restrictions, to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example, our trade secrets may be misappropriated by current or former employees, contractors, or parties with whom we partner, or may be inadvertently disclosed or obtained by breach of a confidentiality agreement. We do not own any issued patents with claims covering any of our Obagi Nu-Derm products. We have recently applied for several patents both in the United States and abroad. These patent applications may not issue as patents at all, or the applications may not issue as a patent in a form that will be advantageous to us or may issue and be subsequently successfully challenged by others and invalidated or rendered unenforceable. Both the patent application process and the process of managing patent disputes can be time-consuming and expensive. Competitors may be able to design around our patents or develop products that provide outcomes comparable to ours even without misappropriating our trade secrets. Although we have taken steps to protect our intellectual property and proprietary technology, including entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Further, the parties with whom we enter into confidentiality and intellectual property assignment agreements could dispute the ownership of intellectual property developed under these agreements. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States.

If we are involved in intellectual property claims and litigation, the proceedings may divert our resources and subject us to significant liability for damages, substantial litigation expense and the loss of our proprietary rights.

        In order to protect or enforce our intellectual property rights, we may initiate litigation. In addition, others may initiate litigation related to intellectual property against us. Companies against whom we might initiate litigation or who might initiate litigation against us may be better able to sustain the costs of litigation because they have substantially greater resources. We may become subject to interference proceedings conducted in patent and trademark offices to determine the priority of inventions. There are numerous issued and pending patents in the skin care product field. The validity and breadth of such patents may involve complex legal and factual questions for which important legal principles may remain unresolved. If third parties file oppositions to our patent applications in foreign countries, we may also have to participate in opposition proceedings in foreign tribunals to defend the patentability of our filed foreign patent applications. We also have worked with consultants in developing our intellectual property portfolio. To the extent any of these consultants are involved in litigation involving intellectual property related to us, we may also become a party to such actions or otherwise be adversely affected by virtue of our relationships with the consultants. For example, we recently learned that JR Chem, a consultant who helped us develop CLENZIderm and has granted us a license under certain patent applications that cover CLENZIderm, is involved in a lawsuit in which the plaintiff claims that the owner of JR Chem misappropriated the plaintiff's trade secrets. Based upon our review of certain documents filed in connection with this lawsuit, it appears that the plaintiff may believe that JR Chem may have utilized the plaintiff's trade secrets in developing CLENZIderm and filing the patent applications that cover CLENZIderm. To date, no claims have been asserted against us by the plaintiff, but if the plaintiff is successful in pursuing its claims against JR Chem, it could result in a material adverse effect on our CLENZIderm business.

        Litigation may be necessary for us to assert or defend against infringement claims, enforce our issued and licensed patents, protect our trade secrets or know-how or determine the enforceability, scope and validity of the proprietary rights of others. Our involvement in intellectual property claims and litigation could:

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  divert existing management, scientific and financial resources;

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  subject us to significant liabilities;

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  result in a ruling that allows our competitors to market competitive products without obtaining a license from us;

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  require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all; or

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  force us to discontinue selling or modify our products, or to develop new products.

        If any of these events occur, our business will be materially and adversely affected.

We and our manufacturers and suppliers license certain technologies and patents from third parties. If these licenses are breached, terminated or disputed, our ability to commercialize products dependent on these technologies and patents may be compromised.

        We have licensed four patents, including patents related to our Vitamin C serums, from Avon. We entered into the license in June 2003, for an initial three-year term, and the license is renewed year to year thereafter, at our option through the life of the last patent to expire (which will be in 2018). These licensed patents contain claims that cover our Obagi-C Rx C-Clarifying serum, Professional-C 5% serum, Professional-C 10% serum, Professional-C 15% serum and Professional-C 20% serum. If one or more of our licenses with Avon or licenses we have with other parties terminate, if we violate the terms of our licenses or otherwise lose our rights to these patents, we may be unable to continue developing and selling our products that are covered by claims in the patents we license. Our licensors or others may dispute the scope of our rights under any of these licenses. The licensors under these licenses may breach the terms of their respective agreements or fail to prevent infringement of the licensed patents by third parties. Loss of any of these licenses for any reason could materially and adversely affect our financial condition and operating results.

        Further, we purchase products from manufacturers and suppliers who have licensed patent rights to use and sell these products from third-party licensors, and if any dispute arises as to these licensed rights, the third-party licensors may bring legal actions against us, our respective licensees, suppliers, customers or collaborators, and claim damages and seek to enjoin the manufacturing and marketing of such products.

        In addition, if we determine that our products do not incorporate the patented technology that we have licensed from third parties, or that one or more of the patents that we have licensed are not valid, we may dispute our obligation to pay royalties to our licensors. Any dispute with a licensor could be complex, expensive and time-consuming and an outcome adverse to us could materially and adversely affect our business and impair our ability to commercialize our patent-licensed products.

Risks related to our capital requirements and finances

If we fail to generate sufficient cash flow from our operations, we will be unable to continue to develop and commercialize new products.

        We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, and our commercialization, clinical trials, research and development and manufacturing activities. We believe that our net cash provided by operating activities and existing cash and cash equivalents will be sufficient to fund our operations for the foreseeable future. However, our present and future funding requirements will depend on many factors, including, among other things:

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  the level of research and development investment required to maintain and improve our competitive position;

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  the success of our product sales and related collections;

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  our need or decision to acquire or license complementary businesses, products or technologies or acquire complementary businesses;

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  costs relating to the expansion of the sales force, management and operational support;

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  competing technological and market developments; and

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  costs relating to changes in regulatory policies or laws that affect our operations.

        As a result of these factors, we may need to raise additional funds, and we cannot be certain that such funds will be available to us on acceptable terms when needed, if at all. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish potentially valuable rights to our future products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to expand our operations, develop new products, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.

Our quarterly operating results are variable, which may cause our stock price to decline.

        Our quarterly results of operations have varied in the past and are likely to vary significantly in the future due to a number of factors, many of which are outside of our control, including:

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  demand for and market acceptance of our products;

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  the development of new competitive products by others;

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  changes in regulatory classifications of our products;

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  changes in physician or patient acceptance of the use of physician-dispensed products;

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  changes in treatment practices of physicians who currently prescribe our products;

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  reduced demand for our products during the summer months due to variability of patient compliance resulting from travel and other disruptive activities, particularly during July and August;

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  delays between our expenditures to acquire new product lines or businesses and the generation of revenues from those acquired products or businesses;

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  the timing, release and competitiveness of our products;

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  increases in the cost of raw materials used to manufacture our products;

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  the mix of products that we sell during any time period;

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  increased price competition; and

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  adverse changes in the level of economic activity in the United States and other major regions in which we do business.

        Due to the factors summarized above, we do not believe that period-to-period comparisons of our results of operations are necessarily meaningful and should not necessarily be relied upon to predict future results of operations. It is also possible that in future periods, our results of operations will not meet the expectations of investors or analysts, or any published reports or analyses regarding our company. In that event, the price of our common stock could decline, perhaps substantially. For example, due to the reduced demand for our products during the summer months discussed above, our results of operations for the third quarter have historically been lower than our results of operations for the second quarter. We do not expect this will change in the future.

Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

        Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this prospectus. For example, the Financial Accounting Standards Board, or FASB, has adopted an accounting pronouncement requiring the recording of expense for the fair value of stock options granted. Beginning January 1, 2006, we have adopted Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment, which required us to change our accounting policy to record compensation expense for the fair value of stock options granted, and as a result, our operating expenses have increased. We rely on stock options to motivate current employees and attract new employees. As a result of the requirement to expense stock options, we may choose to reduce our reliance on stock options as a recruitment or motivation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. However, if we do not reduce our reliance on stock options, our operating expenses may continue to increase.

Impairment of our significant intangible assets may reduce our profitability.

        The costs of our goodwill, acquired product rights, distribution rights, and trademark are recorded as intangible assets and all, except for goodwill, are amortized over the period that we expect to benefit from the assets. As of June 30, 2007, acquired net intangible assets and goodwill comprised approximately 23% of our total assets. We evaluate periodically the recoverability and the amortization period of our intangible assets. Some factors we consider important in assessing whether or not impairment exists include performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the assets or the strategy for our overall business, and significant negative industry or economic trends. These factors, assumptions, and changes in them could result in an impairment of our long-lived assets. Any impairment of our intangible assets may reduce our profitability and have a material adverse effect on our results of operations and financial condition.

Fluctuations in demand for our products could create inventory maintenance uncertainties and could adversely affect our business.

        As a result of customer buying patterns, a substantial portion of our revenues has been recognized in the last month of each quarter and the last month of the year. We schedule our inventory purchases to meet anticipated customer demand. As a result, relatively small delays in the receipt of manufactured products by us could result in revenues being deferred or lost. Our operating expenses are based upon anticipated sales levels, and a high percentage of our operating expenses are relatively fixed in the short term. Consequently, variations in the timing of sales could cause significant fluctuations in operating results from period to period and may result in unanticipated periodic earnings shortfalls or losses.

        If we overestimate demand, we may be required to write off inventories and increase our reserves for product returns. If we underestimate demand, we may not have sufficient inventory of products to ship to our customers. Our products have expiration dates that range from 24 to 36 months from the date of manufacture. We establish reserves for potentially excess, dated or otherwise impaired inventories. We may not be able to accurately estimate the reserve requirement that will be needed in the future. Although our estimates are reviewed quarterly for reasonableness, our product return, rebate or chargeback activity could differ significantly from our estimates. Judgment is required in estimating these reserves and we rely on data from third parties, including, but not limited to, distributor forecasts and independent market research reports. The actual amounts could be different from our estimates, and differences are accounted for in the period in which they become known. If we determine that the actual amounts exceed our reserve amounts, we will record a charge to earnings to approximate the difference. A material reduction in earnings resulting from a charge could have a material adverse effect on our net income, results of operations and financial condition.

We have debt and have the ability to incur substantial additional debt. The principal and interest payment obligations of such debt may restrict our operations and adversely affect our business.

        As of June 30, 2007, we have approximately $9.8 million of outstanding indebtedness. In addition, the covenants governing our credit facilities permit us to incur additional debt under certain circumstances.

        The incurrence of substantial amounts of debt may:

  •
  make it more difficult for us to satisfy our financial obligations;

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  require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which will reduce funds available for other business purposes;

  •
  increase our vulnerability to general adverse economic and industry conditions;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

  •
  place us at a competitive disadvantage compared with some of our competitors that have less debt; and

  •
  limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

        Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow, and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

The agreements governing our credit facilities impose restrictions on our business that may limit our business opportunities and hinder our ability to execute our business strategy.

        Our senior secured credit facilities contain, and other agreements we may enter into in the future may contain, covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. These covenants place restrictions on our ability to, among other things, incur additional debt, create liens, make investments, enter into transactions with affiliates, sell assets, guarantee debt, declare or pay dividends, redeem common stock or make other distributions to stockholders, and consolidate or merge.

        Under the terms of our senior secured credit facilities, if Stonington Capital Appreciation 1994 Fund, L.P., or Stonington, ceases to own at least 20% of our outstanding common stock, it would be considered an event of default. If, as a result of this offering, or Stonington's future sales of our shares, Stonington's ownership of our outstanding common stock falls under 20% on a fully diluted basis and we are not able to obtain sufficient net proceeds from this offering or another financing to repay the debt in full or amend the applicable provisions of our senior secured credit facilities, we would be in default under our credit facilities, which could result in us having to pay off the remainder of the debt from cash reserves or operating cash flow. We may not have sufficient cash or cash flow to repay such indebtedness.

        Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial, and industry conditions. An event of default under our debt agreements would permit our lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. If we were unable to repay debt to our senior lenders, these lenders could proceed against the collateral securing that debt.

We will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to comply with Section 404 in a timely manner it may affect the reliability of our internal control over financial reporting.

        Assessing our staffing and training procedures to improve our internal control over financial reporting is an ongoing process. For the year ending December 31, 2007, pursuant to Section 404 of the Sarbanes-Oxley Act, management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will be required to deliver an attestation report on the operating effectiveness of our internal control over financial reporting beginning with the year ended December 31, 2007, as we are an accelerated filer. We have been and will continue to be involved in a substantial effort to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. In the past, we have identified several material weaknesses in our internal control over financial reporting. We have remediated these identified material weaknesses, but we cannot give any assurances that all material weaknesses have been identified or that additional material weaknesses will not be identified in the future in connection with our compliance with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 beginning in the year ended December 31, 2007. The existence of one or more material weaknesses would preclude a conclusion by management that we maintained effective internal control over financial reporting.

        We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our independent registered public accounting firm will not identify additional material weaknesses in our internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our independent registered public accounting firm identify and report a material weakness, it may affect the reliability of our internal control over financial reporting.

We incur costs as a result of being a public company.

        As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. We incur costs associated with our public company reporting requirements. We also are incurring costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002. We expect these rules and regulations to continue to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. While we have taken steps to improve our financial accounting organization and processes to date, we may still need to make additional changes, including adding staff in the areas of internal control and internal audit. We may also need to adopt and implement additional policies and procedures to further strengthen our financial reporting capability. However, the process of designing and implementing an effective financial reporting system is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments. All of this will also require us to expend significant resources. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We are currently evaluating these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our Board of Directors can issue preferred stock without stockholder approval of the terms of such stock.

        Our amended and restated certificate of incorporation authorizes our Board of Directors, without stockholder approval, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights, and the number of shares constituting any series or the designation of a series. Our Board of Directors can issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock, without stockholder approval. As of June 30, 2007, no shares of preferred stock were outstanding and we have no present plan to issue any shares of preferred stock.

Risks related to this offering

We expect that the price of our common stock will fluctuate substantially.

        The market price for our common stock will be affected by a number of factors, including:

  •
  changes in earnings estimates, investors' perceptions, recommendations by securities analysts or our failure to achieve analysts' earnings estimates;

  •
  quarterly variations in our or our competitors' results of operations;

  •
  the announcement of new products or service enhancements by us or our competitors;

  •
  announcements related to litigation;

  •
  developments in our industry; and

  •
  general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

The interests of our controlling stockholder may conflict with the interests of our other stockholders.

        As of June 30, 2007, Stonington beneficially owned approximately 45.3% of the outstanding shares of our voting capital stock, without giving effect to the exercise of outstanding options. After this offering (assuming the underwriters do not exercise the over-allotment option), Stonington will beneficially own approximately 25.0% of the outstanding shares of our voting capital stock. As a result, Stonington has significant influence over the outcome of matters requiring stockholder approval, including:

  •
  the election and removal of our directors; and

  •
  the approval of mergers, consolidations or the sale of all or substantially all of our assets.

        Currently, John A. Bartholdson, Albert J. Fitzgibbons III and Bradley J. Hoecker, all of whom serve on our Board of Directors, are employees of Stonington and serve on the board of directors of Stonington's general partner. This concentration of stock ownership could limit the ability of our other stockholders to influence corporate matters and could have the effect of delaying, deferring or preventing a change in control of the company, or impeding a merger or consolidation, takeover or other business combination or a sale of all or substantially all of our assets. In addition, the significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could depress our stock price.

        Sales of substantial amounts of our common stock in the public market, or the perception in the public markets that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. As of June 30, 2007, we had 21,801,961 shares of our common stock outstanding. In addition, we had outstanding options to purchase a total of 1,252,199 shares under our 2000 Stock Option/Stock Issuance Plan and 2005 Stock Incentive Plan of which 277,336 were vested. In February 2007, we filed a Form S-8 registration statement to register all the shares of common stock issuable under our equity incentive plans, including the 2005 Stock Incentive Plan.

        Each of Stonington, the holder of approximately 9,867,285 shares of our common stock as of June 30, 2007 and the Zein and Samar Obagi Family Trust, the holder of approximately 4,064,167 shares of our common stock as of June 30, 2007, has rights to demand the registration of their shares or include their shares in registration statements that we may file on our behalf or on behalf of other stockholders. After this offering (assuming the underwriters do not exercise the over-allotment option), Stonington will hold 5,667,285 shares of our common stock, and the Zein and Samar Obagi Family Trust will hold 2,188,767 shares of our common stock, and the shares held by each of these stockholders will remain subject to the registration rights described above.

        The partnership through which Stonington holds its shares terminated in March 2007. Although Stonington may return the investment in us through a distribution of shares to the fund's investors, Stonington has also exited its investments in publicly traded companies through a combination of sales under Rule 144, registered secondary offerings, and the distribution of shares to the fund's investors. By exercising its registration rights and selling a large number of shares, Stonington could cause the price of our common stock to decline, which could impede our ability to make acquisitions through the issuance of additional shares of our common stock. Furthermore, if we file a registration statement to offer additional shares of our common stock and have to include shares held by Stonington or other holders of registration rights, it could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

Provisions in our charter documents and Delaware law could discourage a takeover you may consider favorable or could cause current management to become entrenched and difficult to replace.

        Provisions in our certificate of incorporation and our bylaws, as well as Delaware law could make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders. Our certificate of incorporation and bylaws contain the following provisions, among others, which may inhibit an acquisition of our company by a third party:

  •
  advance notification procedures for matters to be brought before stockholder meetings;

  •
  a limitation on who may call stockholder meetings;

  •
  a prohibition on stockholder action by written consent; and

  •
  the ability of our Board of Directors to issue up to 10 million shares of preferred stock without a stockholder vote.

        We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any "interested stockholder," meaning generally that a stockholder who beneficially owns more than 15% of our stock cannot acquire us for a period of three years from the date this person became an interested stockholder unless various conditions are met, such as approval of the transaction by our Board of Directors. Any of these restrictions could have the effect of delaying or preventing a change in control.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

        We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our Board of Directors. Further, under our Credit Facility with Merrill Lynch Capital, OMP, Inc. (our operating subsidiary) is prohibited from making certain distributions, including payment of dividends, except in certain circumstances.

FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this prospectus, including the sections entitled "Management's discussion and analysis of financial condition and results of operations" and "Business," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions.

        Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in the forward-looking statements. We do not have any intention to update forward-looking statements after we distribute this prospectus. You should understand that many important factors, in addition to those discussed elsewhere in this prospectus, could cause our results to differ materially from those expressed in the forward-looking statements.

USE OF PROCEEDS

        Our estimated net proceeds from the sale of common stock in this offering will be approximately $14.3 million, after deducting underwriting discounts and commissions and estimated offering costs payable by us and the selling stockholders at an offering price of $20.00 per share. We will not receive any of the proceeds from the sale of common stock by the selling stockholders, including any proceeds from the underwriters' exercise of their over-allotment option.

        In connection with the offering, our estimated offering costs are $771,000. Although we will pay all of the offering costs, except underwriting discounts or commissions on the shares sold by the selling stockholders, in connection with this offering, offering costs will be allocated in our financial statements pro rata between shares sold by us and the selling stockholders in the offering. Accordingly, approximately 87% of the costs attributable to shares sold by us in the offering will be recorded as an issuance cost and, therefore, will be recorded as a reduction in additional paid-in capital, and approximately 13% of the costs attributable to the selling stockholders will be expensed with a corresponding increase in accumulated deficit. The selling stockholders will bear all discounts, commissions or other amounts payable to underwriters, brokers, dealers or agents.

        On June 30, 2007, the aggregate outstanding balance under our Credit Facility with Merrill Lynch Capital was $9.7 million. The term loan borrowings under this agreement mature on January 28, 2010 and January 1, 2011 for Term Loan A and Term Loan B, respectively. The loans under the agreement bear variable interest based on a margin over prime rate or LIBOR. As of June 30, 2007, the applicable margins were 1.75% and 2.00% for prime rate borrowings and 3.25% and 3.50% for LIBOR borrowings, for Term Loan A and Term Loan B, respectively. As of June 30, 2007, Term Loan A was bearing interest at 8.57% and Term Loan B was bearing interest at 8.82%, respectively. We are required by our Credit Facility to use our net proceeds from this offering to repay approximately $9.2 million of our outstanding indebtedness to Merrill Lynch Capital. We will use the remaining proceeds from the offering for general corporate purposes. Excluding the net proceeds from the sale of common stock estimated in this offering, we believe that our net cash provided by operating activities and existing cash and cash equivalents will be sufficient to fund our operations for the foreseeable future.

DIVIDENDS

        In February 2005, we declared and paid a $3.60 per share common stock dividend, totaling approximately $63.1 million, in cash. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to compliance with certain covenants under our credit facilities, which restrict or limit our ability to declare or pay dividends, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our Board of Directors may deem relevant.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2007:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to our receipt of approximately $14.3 million in estimated proceeds (net of underwriting discounts, commissions and offering costs) from our sale of 800,000 shares of our common stock in this offering at an offering price of $20.00 per share; and

  •
  on a pro forma as adjusted basis to give effect to our receipt of approximately $14.3 million in estimated net proceeds from our sale of 800,000 shares of our common stock in this offering at an offering price of $20.00 per share, and the repayment of approximately $9.2 million in debt relating to our Credit Facility with Merrill Lynch Capital and the write down of debt issuance costs of $0.6 million.

        The number of shares of common stock to be outstanding after this offering excludes:

  •
  1,252,199 shares of common stock issuable upon exercise of outstanding stock options as of June 30, 2007 at a weighted average exercise price of $10.36 per share; and

  •
  718,375 shares of common stock reserved for issuance under our 2005 Stock Incentive Plan as of June 30, 2007.

        You should read this table in conjunction with the "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2007
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except share data)
Total debt	$9,784	$9,784	$112
Shareholders' equity
Preferred stock, par value $0.001 per share; 10,000,000 shares authorized, no shares issued and outstanding, actual as adjusted and pro forma as adjusted; Common stock, par value $0.001 per share; 100,000,000 shares authorized, 21,801,961 shares issued and outstanding, actual and 22,601,961 issued and outstanding as adjusted and pro forma as adjusted	22	23	23
Additional paid-in capital	39,902	54,923	54,923
Accumulated deficit	(14,372)	(15,045)	(15,616)
Accumulated other comprehensive loss	(47)	(47)	(47)
Total stockholders' equity	25,505	39,854	39,283
Total capitalization	$35,289	$49,638	$39,395

PRICE RANGE OF COMMON STOCK

        Our common stock has been traded on the Nasdaq Global Market under the symbol "OMPI" since our initial public offering on December 14, 2006. The following table sets forth, for the periods indicated, the high and low closing prices per share of our common stock as reported on the Nasdaq Global Market.

	High	Low
Fiscal year ended December 31, 2006
Fourth Quarter	$10.60	$10.10
Fiscal year ended December 31, 2007
First Quarter	$15.82	$8.80
Second Quarter	19.42	12.48
Third Quarter	19.75	15.15
Fourth Quarter (through October 11, 2007)	21.86	18.68

        On October 11, 2007, the last reported sale price of our common stock was $20.58 per share. As of October 11, 2007, there were approximately 21 holders of record of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data set forth below are derived from our consolidated financial statements. The consolidated statements of income data for the years ended December 31, 2004, 2005, and 2006, and consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements for such years and as of such dates, which are included elsewhere in this prospectus. The consolidated statements of income data for the year ended December 31, 2002, and the consolidated balance sheet data as of December 31, 2002 and 2003, are derived from our unaudited consolidated financial statements for such years and as of such dates, which are not included in this prospectus. The table also sets forth selected historical financial information and other data for the six months ended June 30, 2006 and 2007, which are derived from our unaudited interim consolidated financial statements. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods.

        The information in the following table should be read together with "Capitalization," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31,					Six months ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)					(unaudited)
	(in thousands, except per share data)
Consolidated statements of income data:
Net sales	$46,316	$49,261	$56,256	$64,941	$77,996	$35,926	$49,113
Net income	7,925	11,329	14,081	8,956	6,116	2,574	6,862
Net income attributable to common shares:(1)
Basic	$0.43	$0.61	$0.79	$0.50	$0.34	$0.14	$0.31
Diluted	$0.40	$0.57	$0.74	$0.50	$0.34	$0.14	$0.31
	As of December 31,					As of June 30,
	2002	2003	2004	2005	2006	2007
	(unaudited)					(unaudited)
	(in thousands, except per share data)
Consolidated balance sheet data:
Cash and cash equivalents	$8,830	$8,739	$18,234	$3,367	$11,298	$2,796
Working capital	9,755	13,771	25,839	15,397	21,923	17,033
Total assets	$34,397	$35,468	$48,704	$45,947	$52,961	$46,746
Long-term debt less current portion	34	44	30	63,195	23,052	9,163
Redeemable preferred stock	$22,409	$22,175	$22,511	$—	$—	$—
Cash dividends declared and paid	$—	$—	$—	$63,088	$—	$—
Per share	$—	$—	$—	$3.60	$—	$—
Total stockholders' equity (deficit)	$3,143	$6,390	$20,083	$(26,361)	$17,918	$25,505

(1)
On November 27, 2006, our Board of Directors approved an amended and restated Certificate of Incorporation and amended and restated Bylaws in preparation for a contemplated initial public offering. This amended and restated Certificate of Incorporation was approved by the stockholders on November 28, 2006, and was filed by the Secretary of State of the State of Delaware in December 2006. All share and per share amounts included in our financial statements have been adjusted to reflect this 1-for-1.2 reverse stock split for all periods presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

        We are a specialty pharmaceutical company focused on the aesthetic and therapeutic skin health markets. We develop and commercialize prescription-based, topical skin health systems that enable physicians to treat a range of skin conditions, including pre-mature aging, photo-damage, skin laxity, hyperpigmentation, acne and soft tissue deficits, such as fine lines and wrinkles.

        Current products.    Our primary product is the Obagi Nu-Derm System, which we believe is the only clinically proven, prescription-based, topical skin health system on the market that has been shown to enhance the skin's overall health by correcting photo-damage at the cellular level, resulting in a reduction of the visible signs of aging. The primary active ingredients in this system are 4% hydroquinone and OTC skin care agents. In April 2004, we introduced the Obagi-C Rx System consisting of a combination of prescription and OTC drugs and adjunctive cosmetic skin care products to treat skin conditions resulting from sun damage and the oxidative damage of free radicals. The central ingredients in this system are 4% hydroquinone and Vitamin C. In October 2005, we launched the Obagi Professional-C products, a complete line of proprietary, non-prescription products, which consists of Vitamin C serums used to reduce the appearance of damage to the skin caused by ultraviolet radiation and other environmental influences. In July 2006, we launched our Obagi Condition and Enhance System, for use in conjunction with commonly performed cosmetic procedures including Botox injections. In October 2006, we launched our first product in the ELASTIderm product line, an eye cream for improving the elasticity and skin tone around the eyes. We introduced the CLENZIderm M.D. and ELASTIderm systems to address acne and skin elasticity, respectively, based on positive interim clinical results, in February 2007. We also market tretinoin, used for the topical treatment of acne in the United States, and Obagi Blue Peel products, used to aid the physician in the application of skin peeling actives.

        Future products.    We focus our research and new product development activities on improving the efficacy of established prescription and OTC therapeutic agents by enhancing the penetration of these agents across the skin barrier using our proprietary technologies collectively known as Penetrating Therapeutics. In July 2007, we launched our second system in the CLENZIderm M.D. product line that is specifically formulated for normal to dry skin; however, there can be no assurance that this system will be successful in the markets we compete. In addition, there can be no assurance that we will be able to introduce any additional products within these branded systems.

        U.S. distribution.    We market all of our products through our direct sales force in the United States primarily to plastic surgeons, dermatologists and other physicians who are focused on aesthetic skin care.

        Aesthetic skin care.    As of June 30, 2007, we sold our products to over 4,800 physician-dispensing accounts in the United States, with no single customer accounting for more than 5% of our net sales. Our current products are not eligible for reimbursement by Medicare or other third-party payors. We generated U.S. net sales of $52.9 million during the year ended December 31, 2005 and $63.9 million during year ended December 31, 2006. We generated U.S. net sales of $21.9 million and $15.1 million during the three months ended June 30, 2007 and 2006, respectively, and $41.5 million and $29.4 million during the six months ended June 30, 2007 and 2006, respectively.

        International distribution.    We market our products internationally through 12 international distribution partners that have sales and marketing activities in approximately 35 countries outside of the United States. Much like our business model in the United States, these distributors sell our products through direct sales representatives to physicians, or through alternative distribution channels depending on regulatory requirements and industry practices. We generated international net sales of $8.7 million during the year ended December 31, 2005 and $10.0 million during the year ended December 31, 2006. We generated international net sales of $4.2 million and $3.6 million during the three months ended June 30, 2007 and 2006, respectively, and $7.6 million and $6.6 million during the six months ended June 30, 2007 and 2006, respectively.

        Licensing.    We market our products in the Japanese retail markets through a trademark and know-how license agreement with Rohto Pharmaceutical Co., Ltd., or Rohto. Under our agreement, Rohto is licensed to manufacture and sell a series of OTC products under the Obagi brand name in the Japanese drug store channel, and we receive a royalty based upon sales of Obagi branded products in Japan by Rohto. Rohto's Obagi branded products are sold through approximately 5,000 high-end drug stores. We have other licensing arrangements in Japan to market and sell OTC product systems under the Obagi brand, both for in-office use in facial procedures, as well as for sale as a take-home product kit in the spa channel. We receive royalties based upon these arrangements. We generated licensing revenue of $3.4 million during the year ended December 31, 2005 and $4.1 million during the year ended December 31, 2006. We generated licensing revenue of $1.2 million and $0.9 million during the three months ended June 30, 2007 and 2006, respectively, and $1.9 million and $1.8 million during the six months ended June 30, 2007 and 2006, respectively.

        Sales growth.    Our total net sales have grown from $56.3 million for the year ended December 31, 2004 to $64.9 million and $78.0 million for the years ended December 31, 2005 and 2006, respectively. Our total net sales have grown from $18.7 million and $35.9 million for the three and six months ended June 30, 2006, respectively, to $26.1 million and $49.1 million for the three and six months ended June 30, 2007, respectively. Our sales growth has been driven primarily by continued Obagi Nu-Derm System sales growth fueled by the launch of Obagi Condition and Enhance, Obagi-C Rx System sales following its launch in April 2004, Professional-C sales following its launch in October 2005 and new ELASTIderm sales coupled with the launch of the second product in this product line during February 2007, the launch of CLENZIderm M.D. in February 2007 and the expansion of the domestic sales force. We believe that the key factors underlying the growth of our sales include:

  •
  Our professional marketing efforts to physicians.    Our professional sales force targets physicians who are providing aesthetic treatments and educates them on how to best provide our products to their patients. Our professional sales force also provides education to physicians, aestheticians, other staff and patients about the benefits of promoting skin health. We have increased our sales force from 42 employees as of January 1, 2004 to 107 employees as of June 30, 2007. We will continue to invest in expanding our sales force as warranted by the success of new product offerings and continued core product growth.

  •
  Strong growth in the aesthetic skin care market.    In 2005, the global skin care market was estimated to be $36.2 billion, of which over 62% were facial skin care products, according to Global Industry Analysts, Inc., a market research firm. Additionally, the independent research firm, Kalorama Information, estimates that from 2005 to 2010, over 70 million people in the United States will receive cosmetic facial procedures for which they will pay over $60 billion.

    We believe this reflects a growing desire and acceptance among the aging population to seek aesthetic facial products and procedures from their physicians. With our leading position in the physician- dispensed skin care channel, the clinically proven aesthetic benefits of our products and the potential of our systems to enhance or complement many other facial procedures, we believe we are well positioned to meet this growing patient demand.

  •
  Conducting clinical studies on our products.    We have completed 30 clinical studies since 2003 to demonstrate the efficacy of our products. We believe that these clinical studies provide our products added scientific credibility in the physician-dispensed market. We have initiated seven clinical studies in 2007 in the areas of acne and aesthetics.

  •
  International.    We have formal distribution agreements with 12 distribution partners and a trademark and product know-how license agreement in the OTC market of Japan. Currently, those distributors have sales activities in approximately 35 countries, with growth in 2005, 2006 and the first six months of 2007 coming primarily from the Middle East, Far East, Europe, and North America (excluding the United States).

        Results of operations.    We commenced operations in 1997, and as of June 30, 2007, we had an accumulated deficit of $14.4 million. The accumulated deficit arose when we paid a $63.1 million common stock dividend in February 2005. At December 31, 2004, we had accumulated earnings of $20.4 million. We reported net income of $9.0 million and $6.1 million for the years ended December 31, 2005 and December 31, 2006, respectively. We reported net income of $6.9 million for the six months ended June 30, 2007.

        Seasonality.    Sales of our products have historically been higher between September and March. We believe this is due to increased product use and patient compliance during these months. We believe this increased usage and compliance relates to several factors such as higher patient tendencies toward daily compliance inversely proportionate to their tendency to travel and/or engage in other disruptive activities during summer months. Patient travel and other disruptive activities that affect compliance are at their peak during July and August.

        Future growth.    We believe that our future growth will be driven by increased direct sales coverage, ongoing marketing efforts to create increased awareness of the Obagi brand and the benefits of skin health and new product offerings. We plan to continue to invest significant resources on the commercialization of new applications of our current products, the continuing development of our pipeline of products and the in-licensing or acquisition of new product opportunities. Our on-going profitability is primarily dependent upon the continued success of our current product offerings.

Critical Accounting Policies and Use of Estimates

        Our discussion and analysis of our financial condition and results of operations is based upon our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, sales and expenses, and disclosures of contingent assets and liabilities at the date of the financial statements. On a periodic basis, we evaluate our estimates, including those related to revenue recognition, sales return reserve, accounts receivable, inventory and goodwill and other intangible assets. We use authoritative pronouncements, historical experience and other assumptions as the basis for making estimates. By their nature, these estimates are subject to an inherent degree of uncertainty. As a result, we cannot assure you that actual results will not differ significantly from estimated results. Our significant accounting policies are further described in Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

        Revenue recognition.    We recognize revenues in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. We recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) shipment of products has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured. Our shipment terms are FOB shipping point as outlined in our sales agreements. Our domestic sales agreements do not provide for rights of return or price protection. However, we may approve returns on a case-by-case basis at our discretion. Certain international distribution agreements do provide for rights of return and price protection. Generally, such return rights are for a period of not more than 90 days after the products have been shipped to the distributors. In accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists, we continuously monitor and track product returns and record a provision for the estimated future amount of such future returns, based on historical experience and any notification we receive of pending returns. We do not grant any warranty provisions on our products. We provide for discounts and allowances based on historical experience at the time revenue is recognized as a reduction to revenue. To date such provisions have approximated management's estimates. Other than our provision for future returns, the only estimates that we have to make regarding revenue recognition pertain to the collectibility of the resulting receivable, both of which are discussed below.

        We grant price protection rights to certain international distributors. Such price protection rights require us to pay the distributor if there is a reduction in the list price of our products. Price protection payments would be required for the distributor's inventory on-hand or in-transit on the date of the price reduction, for a period not to exceed 90 days prior to the date of the price reduction. We have not recorded a liability in connection with such price protection rights as we have never reduced the list prices of our products.

        In September 2002, we entered into a licensing agreement with Rohto (see Note 9 to our financial statements), a large Japan-based company that specializes in the distribution and marketing of OTC medical oriented products in the drug store and retail channels. In January 2006, we entered into a licensing agreement with Incell Corporation, affiliated with TBC Group Co., Ltd., which owns and operates Tokyo Beauty Center, or TBC, a diversified Japanese consumer products and services company, which also owns and operates a large chain of aesthetic spas in Japan. We recognize royalty revenue related to the licensing agreement based on Rohto's sale of related products. This royalty revenue is recognized as earned and is based upon a predetermined rate within the licensing agreement.

        Sales returns and allowances.    When we sell our products, we reduce the amount of revenue recognized from such sales by an estimate of future product returns and other sales allowances. Sales allowances include cash discounts, rebates and sales incentives relating to products sold in the current period. Factors that are considered in our estimates regarding sales returns include the historical rate of returns and current market conditions. We maintain a return policy that allows our customers to return product within a specified period after shipment of the product has occurred. Factors that are considered in our estimates regarding sales allowances include quality of product and recent promotional activity. If actual future experience for product returns and other sales allowances exceed the estimates we made at the time of sale, our financial position, results of operations and cash flow would be negatively impacted. To date, such provisions have approximated management's estimates.

        Accounts receivable.    We perform periodic credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current creditworthiness, as determined by our review of current credit information. We monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. Receivables are charged to the allowance for doubtful accounts when an account is deemed to be uncollectible, taking into consideration the financial condition of the customer and the value of any collateral. Recoveries of receivables previously charged off as uncollectible are credited to the allowance. If the financial condition of our customers deteriorates, resulting in an impairment of their ability to make payments and this exceeds our estimates of the balance sheet date, we would need to charge additional receivables to our allowances, and our financial position, results of operation and cash flow would be negatively impacted. Our credit losses have historically been within our expectations and the allowance established.

        Inventory.    We state our inventories at the lower of cost or market, computed at actual cost on a first-in, first-out basis and market being determined as the lower of replacement cost or net realizable value. Inventory reserves are established when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence, reductions in estimated future demand and reductions in selling prices. Inventory reserves are measured as the difference between the cost of inventory and estimated market value. Inventory reserves are charged to cost of sales and establish a lower cost basis for the inventory. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to changing technology, new product offerings and customer demand levels. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins. To date, actual reserve requirements approximated management's estimates.

        Goodwill and other intangible assets.    Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, which requires, among other things, the use of a nonamortization approach for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and intangibles having an indefinite life are not amortized, but instead will be reviewed for impairment at least annually or if an event occurs or circumstances indicate the carrying amount may be impaired. Events or circumstances which could indicate an impairment include a significant change in the business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in our strategy or disposition of a reporting unit or a portion thereof. Goodwill impairment testing is performed at the reporting unit level.

        SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

        Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to such reporting units, assignment of goodwill to such reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

        We have selected September 30 as the date on which we will perform our annual goodwill impairment test. Based on our analyses, no impairment charges were recognized for the years ended December 31, 2006, 2005 and 2004 or during the six months ended June 30, 2007.

        Other intangible assets consist of trademarks, distribution rights, covenants not-to-compete, patents, customer lists, and proprietary formulations. Other intangible assets are amortized over the expected period of benefit using the straight-line method over the following lives: trademarks (20 years); distribution rights (ten years); covenants not-to-compete (seven years); and other intangible assets (three to 17 years). Any unfavorable changes in market conditions or our product lines may result in the impairment of goodwill or an intangible asset, which could adversely impact our net income.

        Leases.    We account for leases under the provisions of SFAS No. 13, Accounting for Leases, and subsequent amendments, which require that our leases be evaluated and classified as either operating leases or capital leases for financial reporting purposes. Minimum base rents for our operating leases, which generally have scheduled rent increases over the term of the lease, are recorded on a straight-line basis over the lease term. The initial lease term includes the period from when we are given access and control over the lease property, whether or not rent payments are due under the terms of the lease.

        For leases with renewal periods at our option, we generally consider the lease term to consist of the initial lease term, as exercise of the renewal options as determined at lease inception are not considered to be reasonably assured of exercise. However, if failure to exercise a renewal option imposes an economic penalty of sufficient magnitude to us, then the renewal, at inception, is reasonably assured and will be included in the determination of the appropriate lease term.

        In certain instances, we disburse cash for leasehold improvements, furnishings, fixtures and equipment to renovate leased premises. If costs are paid directly by the landlord or reimbursed to us by the landlord, we record a deferred rent liability and amortize the deferred rent liability over the lease term as a reduction to rent expense. In other instances, we may expend cash for landlord additions that we make to lease premises that are reimbursed to us by the landlord. Based on the specifics of the leased space and the lease agreement, during the renovation period, amounts paid will be recorded as prepaid rent and any landlord reimbursement will be recorded as an offset to prepaid rent.

        Stock-based compensation.    We account for stock-based compensation in accordance with the provisions of SFAS No. 123R, Share-Based Payment. In connection with our January 2006 adoption of SFAS No. 123R, we adopted the modified prospective transition method in the first quarter of fiscal 2006, and as a result, did not retroactively adjust results from prior periods. Under this transition method, stock-based compensation is recognized for: (i) expense related to the remaining unvested portion of all stock option awards granted during the one year period preceding our initial public offering, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (ii) expense related to all stock option awards granted on or subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. In accordance with SAB No. 107, the remaining unvested options we issued prior to the one year period preceding our initial public offering, with the exception of the October 2005 grants, are not included in the SFAS No. 123R option pool as they were valued using the minimum value method. As a result, unless subsequently modified, repurchased or cancelled, such unvested options will not be included in stock-based compensation. Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the date of grant using any valuation model requires judgment. We use the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions. These assumptions include estimating the length of time employees will retain their stock options before exercising them ("expected term"), the estimated volatility of our common stock price over the expected term and the number of options that will ultimately not complete their vesting requirements

("forfeitures"). We estimated our options' expected terms using our best estimate of the period of time from the grant date that we expect the options to remain outstanding. If we determine another method to estimate expected volatility or expected term was more reasonable than our current methods, or if another method for calculating these input assumptions is prescribed by authoritative guidance, the fair value calculated for stock-based awards could change significantly. Higher volatility and expected terms result in a proportional increase to stock-based compensation determined at the date of grant. The expected dividend rate and expected risk-free rate of return are not as significant to the calculation of fair value.

        As a result of adopting SFAS No. 123R, the impact to our Consolidated Statement of Income for the year ended December 31, 2006 on income before income taxes and net income was $305,000 and $195,000, respectively, and does not have a material effect on basic and diluted earnings per share, respectively. In addition, prior to the adoption of SFAS No. 123R, we presented the tax benefit resulting from the exercise of stock options as operating cash inflows in our Consolidated Statements of Cash Flows. Upon the adoption of SFAS No. 123R, the excess tax benefits for those options are classified as financing cash inflows. The impact to our Consolidated Statement of Income for the six months ended June 30, 2007 on income before taxes and net income was $722,000 and $437,000, respectively.

        Given the absence of an active historical market for our common stock, our Board of Directors, the members of which we believe have extensive business, finance and investment experience, were required to estimate the fair value of our common stock at the time of each option grant for purposes of determining stock-based compensation expense for the periods presented herein. In response to that requirement, our Board of Directors appointed members of the compensation committee to analyze our stock value and recommend common stock valuation estimates. For economic reasons, we initially chose to value our options using a model that employed a market based approach based principally upon applying appropriate valuation multiples to the EBITDA and revenue and not to obtain a contemporaneous valuation by an independent third party. As a privately held company, we believed that the members of our compensation committee had the requisite experience and expertise to determine the fair value of the options. If a valuation model using different input variables and assumptions had been used, our common stock valuation may have been different.

        If we had made different assumptions and estimates, the amount of our recognized and to be recognized stock-based compensation expense, net income and net income per share amounts could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair market value of our common stock.

        Uncertainty in Income Taxes.    Effective January 1, 2007, we began to measure and record tax contingency accruals in accordance with FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. FIN 48 prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Only tax positions meeting the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of this interpretation. FIN 48 also provides guidance on accounting for derecognition, interest and penalties, and classification and disclosure of matters related to uncertainty in income taxes. Prior to January 1, 2007, we recorded accruals for tax contingencies and related interest when it was probable that a liability had been incurred and the amount of the contingency could be reasonably estimated based on specific events such as an audit or inquiry by a taxing authority.

Results of Operations

  The six months ended June 30, 2007 compared to the six months ended June 30, 2006

        Net sales.    The following table compares net sales by product line and certain selected products for the six months ended June 30, 2007 and 2006. The Company occasionally utilizes promotions to enhance sales. The company previously classified sales under these promotions in the Other product line. The Company currently classifies these promotional activities under the product line being promoted by the promotion. Prior periods have been reclassified to conform to the current presentation.

	Six Months Ended June 30,
	2007	2006	Change
	(unaudited) (in thousands)
Net sales by product line
Skin health
Nu-Derm	$29,592	$25,393	17%
Vitamin C	5,838	5,193	12
Elasticity	4,432	—	—
Therapeutic	2,408	—	—
Other	4,896	3,507	40

Total	47,166	34,093	38
Licensing	1,947	1,833	6

Total net sales	$49,113	$35,926	37%

United States	85%	82%
International	15%	18%

        Net sales increased by $13.2 million, or 37%, to $49.1 million during the six months ended June 30, 2007, as compared to $35.9 million during the six months ended June 30, 2006. During the six months ended June 30, 2007, we experienced Nu-Derm sales growth of $4.2 million. In addition, we saw combined sales growth of $2.1 million in the Vitamin C and Other product categories. We had a total of $6.8 million of new product sales resulting from $4.4 million in net sales of our ELASTIderm product within the Elasticity product category and $2.4 million from the launch of the CLENZIderm product within the Therapeutic product category. Licensing fees increased by $0.1 million. This aggregate sales growth was comprised of $12.2 million in the United States and $1.0 million from international markets. U.S. growth was fueled by the overall increase in the skin care market, the recent launch of two new product lines and the expansion of our sales force. Over 86% of the core product category sales growth experienced was attributable to an increase in our unit volumes. The Nu-Derm product category growth was largely driven by the expansion of our sales force, the promotional and educational efforts of our professional sales force and the launch of Obagi Condition and Enhance for Botox in July 2006, which contributed $2.7 million year to date. The growth in the Vitamin C category was primarily due to strong sales performance by the Obagi-C Rx product line. The Elasticity and Therapeutic product category growths were driven by the launch of our first products in these product categories within the ELASTIderm and CLENZIderm product lines, in the latter half of October 2006 and in February 2007, respectively. The Other product category growth was driven by a sales focused system approach. The system approach is designed to educate physicians on the benefits of prescribing the complete Nu-Derm system as opposed to partial systems. International sales growth was primarily in the Nu-Derm product line and primarily came from three regions: $0.4 million from North America excluding the United States, $0.3 million from the Middle East, and $0.2 million from the Europe and

Other region; offset by a $0.1 million decline in the Far East. Our licensing fees increased by $0.1 million primarily due to Rohto's launch of a new product in the second quarter of 2007.

        Gross margin percentage.    Our gross margin percentage decreased to 82.7% for the six months ended June 30, 2007 compared to 83.9% for the six months ended June 30, 2006, primarily as a result of: (i) the $2.4 million increase in Therapeutic sales, which consist solely of our CLENZIderm product line which has a lower gross margin compared to our other product line offerings; (ii) start up manufacturing costs burdening the initial units of CLENZIderm produced and sold; and (iii) a decline in our Vitamin C margin due to a reserve for obsolete inventories arising from product reformulation of approximately $0.1 million, offset by improved margins on products in our Other product line due to contract volume purchasing discounts with the manufacturer. Although we anticipate gaining efficiency in our manufacturing processes for CLENZIderm, we believe our margins will decline slightly in the second half of the year due to increasing sales volumes of our CLENZIderm product line. CLENZIderm margins are anticipated to be lower due to lower initial volumes and resulting higher costs associated with the in-house manufacture of one of the products within the system. Cost of sales also consists of outbound shipping and handling, work order scrap, licensing and royalty fees related to licensed intellectual property, depreciation and amortization attributable to products sold, and an inventory reserve for shrinkage and write-downs.

        Selling, general and administrative.    Selling, general and administrative expense consists primarily of salaries and other personnel-related costs, professional fees, insurance costs, stock based compensation, depreciation and amortization not attributable to products sold, warehousing costs, advertising, travel expense and other selling expenses. Selling, general and administrative expenses increased $5.4 million to $24.8 million during the six months ended June 30, 2007, as compared to $19.4 million for the six months ended June 30, 2006. This increase is primarily due to the following: (i) a $4.3 million increase due to the hiring of additional employees, largely direct sales, marketing and administrative personnel; (ii) a $0.9 million increase in market research and promotion activity targeting physicians and patients; (iii) a $0.6 million increase in non-cash compensation expense due to the options granted on December 13, 2006; (iv) a $0.3 million increase in depreciation and amortization; (v) a $0.3 million increase in volume driven activities; offset by (vi) a $0.6 million decline in outside services and legal fees due to lower costs incurred for temporary help and legal costs related to contract negotiations and legal matters and (vii) a $0.4 million decline in fees for operating as a public company and fees incurred in preparation for becoming a public company. As a percentage of net sales, selling, general and administrative expenses were 51% and 54% for the six months ended June 30, 2007 and 2006, respectively. We expect to incur additional operating costs, such as professional fees and insurance costs, related to the growth of our business and our operations as a public company. However, we believe selling, general and administrative expenses will continue to decrease as a percentage of net sales.

        Research and development.    Research and development expenses decreased $0.5 million to $2.8 million for the six months ended June 30, 2007 as compared to $3.3 million for the six months ended June 30, 2006. This decrease is primarily due to the following: (i) a $0.4 million decrease in salaries due to the severance payment made to Dr. Obagi pursuant to our separation agreement signed with Dr. Obagi in June 2006 and (ii) a $0.2 million decrease in research and development costs of our CLENZIderm and ELASTIderm product lines; offset by a $0.1 million increase in research and development expenses related to our existing products and future product pipeline development. As a percentage of net sales, research and development costs in the six months ended June 30, 2007 were 6% as compared to 9% in the six months ended June 30, 2006.

        Interest income and Interest expense.    Interest expense was $1.8 million during the six months ended June 30, 2007, as compared to $3.1 million for the six months ended June 30, 2006. The decline is attributable to a prepayment of $35.0 million in debt with the net cash proceeds received in our initial public offering in December 2006 and a mandatory prepayment of $1.3 million and optional prepayments of $14.0 million in debt during the six months ended June 30, 2007, and the normal principal payments we made during the fiscal years 2006 and 2007, offset by an increase in the weighted average interest rate of 0.3% on our outstanding debt balance, This decline was partially offset by the accelerated write off of $0.5 million in deferred debt issuance costs due to the debt prepayments made in the three months ended June 30, 2006. Interest income was $0.1 million for the six months ended June 30, 2007. The increase is primarily due to the investment of the majority of our cash balance into a higher interest rate yielding money market account during the six months ended June 30, 2007.

        Income taxes.    Income tax expense increased $2.8 million to $4.5 million for six months ended June 30, 2007, as compared to $1.7 million for the six months ended June 30, 2006. Our effective tax rate was approximately 40% for the six months ended June 30, 2007 and 2006.

  The year ended December 31, 2006 compared to the year ended December 31, 2005

        Net sales.    The following table compares net sales by product line and certain selected products for the year ended December 31, 2006 and 2005:

	Year ended December 31,
	2006	2005	Change
	(in thousands)
Net Sales by Product Category:
Skin Health
Nu-Derm	$53,228	$46,609	14%
Vitamin C	9,814	8,438	16
Skin laxity	2,278	—	—
Other	8,620	6,492	33

Total	73,940	61,539	20
Licensing fees	4,056	3,402	19

Total net sales	$77,996	$64,941	20%

United States	82%	81%
International	18%	19%

        Net sales increased by $13.1 million, or 20%, to $78.0 million during the year ended December 31, 2006, as compared to $64.9 million during the year ended December 31, 2005. During the year ended December 31, 2006, we experienced Nu-Derm sales growth of $6.6 million, which was largely driven by the launch of our Obagi Condition and Enhance System for Botox in July 2006. In addition, we saw a combined sales growth of $3.5 million in the Vitamin C and Other product categories, new sales of $2.3 million from the launch of the our ELASTIderm product within the skin laxity product category and $0.7 million of growth in licensing fees. This sales growth was comprised of $11.1 million of growth in the United States and $2.0 million in growth from international markets. U.S. growth was fueled by the overall growth in the skin care market. Over 79% of the product category sales growth experienced was attributable to unit volume growth. The Nu-Derm product category growth was largely driven by the expansion of our sales force, the promotional and educational efforts of our professional sales force and the launch of Obagi Condition and Enhance for Botox, which contributed $4.9 million. The growth in the Vitamin C category was primarily due to the successful launch of a new Vitamin C line during 2005 and early 2006, and a strong sales performance by the Obagi-C Rx. The skin laxity product category growth was driven by the launch of the first product within the ELASTIderm product line in the latter half of October 2006. The Other product category growth was driven by the launch of a new product and a system approach concept launched in early 2005. The system approach is designed to educate physicians on the benefits of prescribing the complete Nu-Derm system as opposed to partial systems. International sales growth was primarily in the Nu-Derm product line and primarily came from four regions, $0.6 million from the Middle East, $0.3 million from North America excluding the United States, $0.3 million from the Far East, and $0.1 million from the Europe and Other region. Our licensing fees increased $0.7 million primarily due to fees received under our agreement with Tokyo Beauty Centers Group, Inc.

        Gross margin percentage.    Our gross margin percentage increased to 82.7%, for the year ended December 31, 2006 compared to 82.2% for the year ended December 31, 2005, primarily as a result of: (i) the $1.4 million increase in Vitamin C sales, which have an improved gross margin over the prior year; and (ii) improved margins on products in our Other product line due to new contract volume purchasing discounts with the manufacturer. We launched a new vitamin C line in October 2005 and January 2006 to replace third-party-produced Vitamin C with our own branded product, which has significantly higher margins. The Nu-Derm product line gross margin percentage for the year ended December 31, 2006 declined slightly when compared to the year ended December 31, 2005, primarily due to an increase in practice building initiatives. During the introduction of the first product in the ELASTIderm product line, the Company used pricing promotions as part of its launch strategy to drive ELASTIderm into its existing customer base. These pricing promotions slightly reduced overall margins. Our cost of sales includes the cost of our finished goods, which includes product and packaging materials purchased from third party vendors and bulk and fill purchased from independent manufacturers. Cost of sales also consists of outbound shipping and handling, work order scrap, licensing and royalty fees related to licensed intellectual property, depreciation and amortization attributable to products sold, and an inventory reserve for shrinkage and write-downs.

        Selling, general and administrative.    Selling, general and administrative expense consists primarily of salaries and other personnel-related costs, professional fees, insurance costs, stock based compensation, depreciation and amortization not attributable to products sold, warehousing costs, advertising, travel expense and other selling expenses. Selling, general and administrative expenses increased $11.9 million to $40.9 million during the year ended December 31, 2006, as compared to $29.0 million for the year ended December 31, 2005. This increase is primarily due to the following: (i) a $4.0 million increase due to the hiring of additional employees, largely direct sales and administrative support personnel, during the year ended December 31, 2006, as compared to the year ended December 31, 2005; (ii) a $2.9 million increase in marketing and sales expenses related to our acne and elasticity product lines; (iii) a $2.3 million increase in market research and promotion activity aimed towards targeting physicians and patients; (iv) a $1.8 million increase in expenses related to our initial public offering; (v) a one-time payment of $0.4 million to Dr. Zein Obagi, or Dr. Obagi, one of our principal stockholders and one of our former officers and directors, under a non compete agreement; (vi) a $0.4 million increase in depreciation and amortization; (vii) a $0.4 million increase in legal fees; (viii) a $0.3 million increase in new indication sales research and promotions; and (ix) a $0.3 million increase in non-cash compensation expense due to the adoption of SFAS No. 123R on January 1, 2006; offset by (x) a $0.9 million decline in advertising costs. As a percentage of net sales, selling, general and administrative expenses in the year ended December 31, 2006 were 52% as compared to 45% in the year ended December 31, 2005. We expect to incur additional operating costs, such as professional fees and insurance costs, related to the growth of our business and our operations as a public company. However, we believe selling, general and administrative expenses will decrease as a percentage of net sales.

        Research and development.    Research and development expenses increased $2.6 million to $5.9 million for the year ended December 31, 2006 as compared to $3.3 million for the year ended

December 31, 2005. This increase is primarily due to the following: (i) a $3.0 million increase in development costs related to our acne and elasticity product lines and future product pipeline development; and (ii) a $0.5 million increase due to the employment of additional employees during the year ended December 31, 2006, as compared to the year ended December 31, 2005, offset by a $0.9 million decline in research and development expenses related to our existing products. As a percentage of net sales, research and development costs in the year ended December 31, 2006 were 8% as compared to 5% in the year ended December 31, 2005.

        Interest income and Interest expense.    Interest expense was $8.2 million during the year ended December 31, 2006, as compared to $6.1 million for the year ended December 31, 2005. Approximately $1.3 million of the increase is due to the write down in debt issuance costs resulting from a prepayment of $35.0 million in debt with the net cash proceeds received in our initial public offering. The remaining increase is due to the fact that we only recorded eleven months of interest for the facility for the year ended December 31, 2005, as we obtained a $70.0 million Credit Facility on January 28, 2005, compared to twelve months of interest being recorded for the year ended December 31, 2006. Interest income decreased $48,000 to $13,000 during the year ended December 31, 2006, as compared to $61,000 for the year ended December 31, 2005. The decrease is primarily due to a decline in our average cash balance to $4.1 million during the year ended December 31, 2006, compared to $5.4 million during the year ended December 31, 2005.

        Income taxes.    Income tax expense decreased $2.5 million to $3.5 million for year ended December 31, 2006, as compared to $6.0 million for the year ended December 31, 2005. Our effective tax rate declined 4% to 36% for the year ended December 31, 2006, compared to 40% for the year ended December 31, 2005. The decline is primarily due to the impact of the research and development credit recorded during the year ended December 31, 2006.

  The year ended December 31, 2005 compared to the year ended December 31, 2004

        Net sales.    The following table compares net sales by product line and certain selected products for the years ended December 31, 2005 and 2004:

	Year ended December 31,
	2005	2004	Change
	(in thousands)
Net Sales by Product Category:
Skin Health
Nu-Derm	$46,609	$40,567	15%
Vitamin C	8,438	6,974	21
Other	6,492	5,231	24

Total	61,539	52,772	17
Licensing fees	3,402	3,484	(2)

Total net sales	$64,941	$56,256	15%

United States	81%	80%
International	19%	20%

        Net sales increased by $8.6 million, or 15%, to $64.9 million during the year ended December 31, 2005, as compared to $56.3 million during the year ended December 31, 2004. During 2005, we experienced Nu-Derm sales growth of $6.0 million, a combined sales growth of $2.7 million in the Vitamin C and Other product categories offset by a decline of $0.1 million in licensing fees. This sales growth was comprised of $7.7 million of growth in the United States and $0.9 million in growth from international markets. U.S. growth was fueled by the overall growth in the skin care market. Over 81%

of the product line sales growth experienced was attributable to unit volume growth. The Nu-Derm product category growth was largely driven by the expansion of our sales force and the promotional and educational efforts of our professional sales force. The growth in the Vitamin C category was primarily due to the successful launch of a new Vitamin C line during 2005. International sales growth was primarily in the Nu-Derm product category and came from two regions, $0.8 million from the Far East, and $0.4 million from North America (excluding the United States). This growth was partially offset by a $0.3 million decline in our Europe and Other region. Our licensing fees declined $0.1 million primarily due to a 2% decrease in the average exchange rate of the U.S. dollar and Yen from 2004 to 2005 and a decrease in sales of one of the existing licensed product lines, which was offset by the launch of a new retinol product line in the drug store channel in Japan.

        Gross margin percentage.    Our gross margin percentage decreased by 0.9 percentage points to 82.2% in 2005 compared to 83.1% in 2004. The decline is primarily a result of Nu-Derm product line gross margin percentage for the year ended December 31, 2005, which declined when compared to the year ended December 31, 2004, and the $1.5 million increase in Vitamin C and Other, due to launching two new concentrations of our own branded product, which has a higher margin than the third-party product that was replaced and Other sales, which have a lower gross margin percentage than our Nu-Derm sales. In addition, the percentage of licensing fees as a percentage of total net sales declined, which generally have a significantly higher gross margin percentage than our Other product lines.

        Selling, general and administrative.    Selling, general and administrative expenses increased $5.2 million to $29.0 million during the year ended December 31, 2005, as compared to $23.8 million for the year ended December 31, 2004. This increase is primarily due to the following: (i) an increase of $2.4 million due to the employment of additional employees, largely direct sales and marketing personnel during 2005 as compared to 2004; (ii) an increase of $1.0 million in expenses related to an anticipated initial public offering; (iii) an increase of $1.0 million related to hiring employees to fill senior strategic positions; (iv) an increase of $0.6 million due to sales and marketing volume driven activities; and (v) increase of $0.2 million in professional and other consulting fees. As a percentage of net sales, selling, general and administrative expenses in the year ended December 31, 2005 were 45% as compared to 42% in the year ended December 31, 2004.

        Research and Development.    Research and development costs increased $1.7 million to $3.3 million during the year ended December 31, 2005, as compared to $1.6 million for the year ended December 31, 2004. This increase is primarily due to the following: (i) an increase of $1.4 million in development costs related to our Vitamin C product line and future product pipeline development; and (ii) an increase of $0.3 million due to the employment of additional employees during 2005 as compared to 2004. As a percentage of net sales, research and development costs in the year ended December 31, 2005 were 5% as compared to 3% in the year ended December 31, 2004.

        Interest income and Interest expense.    Interest expense was $6.1 million during the year ended December 31, 2005, as compared to $20,000 for the year ended December 31, 2004. The increase in interest expense relates to outstanding loans under our Credit Facility dated January 28, 2005, which mature in January 2010 and January 2011, respectively. Interest income decreased $100,000 to $61,000 during the year ended December 31, 2005, as compared to $161,000 for the year ended December 31, 2004. The decrease during the year ended December 31, 2005 is primarily due to our average cash balance of approximately $5.4 million during the year ended December 31, 2005, being lower as compared to approximately $12.1 million during the year ended December 31, 2004.

        Gain on legal settlements.    In 2004 we recorded a $0.2 million gain on legal settlements due to a favorable outcome on an intellectual property infringement lawsuit brought against former employees. There were no such settlements during 2005.

        Income taxes.    Income tax expense decreased $1.7 million to $6.0 million for the year ended December 31, 2005, as compared to $7.7 million for the year ended December 31, 2004. Our effective tax rate for the year ended December 31, 2005 was 40% compared to 35% for the year ended December 31, 2004.

Liquidity and Capital Resources

        Management assesses our liquidity by our ability to generate cash to fund our operations. Significant factors in the management of liquidity are: funds generated by operations; levels of accounts receivable, inventories, accounts payable and capital expenditures; funds required for acquisitions; adequate credit facilities; and financial flexibility to attract long-term capital on satisfactory terms. As of June 30, 2007, our accumulated deficit was $14.4 million. We currently invest our cash and cash equivalents in large money market funds consisting of debt instruments of the U.S. government, its agencies and high-quality corporate issuers. Historically, we have generated cash from operations in excess of working capital requirements and through private and public sales of common stock. We have not had any outstanding balances under our revolving line of credit. We had $10.0 million available on our revolving line of credit as of June 30, 2007 and December 31, 2006. In December 2006, pursuant to the third amendment of our Credit Facility entered into in November 2006, we made a prepayment of $35.0 million on the outstanding balance of the term loans with our net proceeds received from the completion of our initial public offering on December 19, 2006. In the quarter ended June 30, 2007, we also made a mandatory $1.3 million principal repayment and $14.0 million in optional principal repayments. As of June 30, 2007, we had $9.7 million in outstanding debt under the facility. Borrowings under the facility are subject to certain financial and operating covenants that include, among other provisions, maintaining a maximum Debt to EBITDA Ratio and minimum EBITDA levels and restrictions on our ability to pay dividends. Under the terms of the facility, if Stonington ceases to own at least 20% of our outstanding common stock, it would be considered an event of default. Certain covenants also limit annual capital expenditures and use of proceeds from the issuance of debt and equity securities. We were in compliance with all financial and non-financial covenants as of June 30, 2007 and December 31, 2006.

        On May 29, 2007, we entered into a Settlement and Consent Agreement and Mutual Release, or the Agreement, with the estate of Austin T. McNamara, the former Chairman of our Board of Directors, President and Chief Executive Officer, the McNamara Family Irrevocable Trust dated December 17, 2004, the McNamara Family Trust dated December 27, 2004 or collectively, the Trusts, Lucy B. McNamara, individually and as trustee of the Trusts and as executor of the estate of Austin T. McNamara, and Lighthouse Venture Group, LLC, a limited liability company that was controlled by Mr. McNamara or collectively, the McNamara Parties. Pursuant to the Agreement, we and the McNamara Parties have released each other from all claims we may have against each other, except for claims related to potential taxes and related charges, should they arise, with respect to the past exercise of certain stock options by the Trusts. No payments were made by the parties to each other in connection with the settlement of the claims. The settlement includes the release of claims by the McNamara Parties that we were obligated to purchase the 1,875,001 shares of our common stock owned by the Trusts and all claims related to Mr. McNamara's employment with us and the termination of his employment. In connection with the release, we have written off a net receivable of approximately $0.1 million for a claimed compensation overpayment to a McNamara Party. The McNamara Parties also sold all of their Obagi stock held at the time of the settlement to an institutional investor in a privately negotiated transaction.

        As of June 30, 2007 and December 31, 2006, we had approximately $2.8 million and $11.3 million, respectively, of cash and cash equivalents and working capital of $17.0 million and $21.9 million, respectively, which includes a current deferred tax asset of $1.0 million on both dates, related primarily to the future benefit of our net operating losses for tax purposes.

        We anticipate our selling and marketing expenses to increase as we seek to: (i) expand our professional sales force; (ii) increase our efforts towards physician training and patient awareness; (iii) support the launch of new products or expanded application of existing products; and (iv) expand our distribution to new physician specialties. We anticipate that our administrative expenses will increase to support our current growth plans and compliance with our obligations as a public company.

        Our research and development expenses will likely increase as a result of our current plans to (i) research and develop new products and (ii) expand the application of current products. We believe that our cash outflows related to acquiring products and entering into licensing agreements may increase as we seek to expand our product portfolio. Additionally, if sales of our current products continue to increase and/or we increase the number of products in our portfolio, we may find it necessary to consider alternative manufacturing relationships, which may include the acquisition of our own manufacturing facilities or additional capital expenditures for facilities and equipment of third-party manufacturers that are dedicated to our products.

        We continually evaluate new opportunities for therapeutic systems or products and, if and when appropriate, intend to pursue such opportunities through the acquisitions of companies, products or technologies and our own development activities. Our ability to execute on such opportunities in some circumstances may be dependent, in part, upon our ability to raise additional capital on commercially reasonable terms. There can be no assurance that funds from these sources will be available when needed or on terms favorable to us or our stockholders. If additional funds are raised by issuing equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution or such equity securities may provide for rights, preferences or privileges senior to those of the holders of our common stock.

        On November 27, 2006, our board of directors approved an amended and restated certificate of incorporation and amended and restated bylaws in preparation for our initial public offering. This amended and restated certificate of incorporation was approved by the stockholders on November 28, 2006 and was filed with the Secretary of State of the State of Delaware in December 2006. The changes included: (i) increasing our total authorized shares to 110,000,000 (100,000,000 common and 10,000,000 preferred); (ii) modifying the classes, term and number of the members of the board of directors; and (iii) implementing other changes deemed necessary for a public reporting company. We also revised our compensation committee and nominating committee charters and adopted new policies to follow current best practices for public companies.

        We have maintained a positive operating cash flow in each year since 2001, and we believe that the net cash provided by operating activities and existing cash and equivalents will provide us with sufficient resources to meet our expected working capital requirements, debt service and other cash needs for the foreseeable future.

        Inflation.    Although at reduced levels in recent years, inflation continues to apply upward pressure on the cost of goods and services that we use. The competitive environments in many markets substantially limit our ability to fully recover these higher costs through increased selling prices. We continually seek to mitigate the adverse effects of inflation through cost containment and improved productivity and manufacturing processes.

        Foreign currency fluctuations.    Approximately 4% and 3% of our net sales in 2006 and during the six months ended June 30, 2007, respectively, were derived from operations outside the United States and were denominated in Japanese Yen. None of our international cost structure is denominated in currencies other than the U.S. dollar. As a result, we are subject to fluctuations in sales and earnings reported in U.S. dollars due to changing currency exchange rates. We do not believe, however, that we currently have significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies.

Cash Flow

        Six months ended June 30, 2007.    For the six months ended June 30, 2007, net cash provided by operating activities was $8.0 million. The primary sources and uses of cash were $6.9 million in net income, including the effect of: (i) adjusting for non-cash items; (ii) an increase of accounts receivable through an increase of days sales outstanding, or DSO, from 44 days to 45 days due to timing of collections and payment; (iii) a decrease in prepaid and other assets due to the amortization of annual insurance premiums and promotional initiatives; (iv) an increase of inventory through added stocking levels for new products in our CLENZIderm M.D. and ELASTIderm product lines (our inventory turn ratio decreased from 2.0 to 1.7); and (v) a net increase in accounts payable and current liabilities through timing of payment for operational and inventory purchases.

        Net cash used in investing activities was $0.6 million for the six months ended June 30, 2007. This was primarily due to investments in patent related intellectual property and investments of capital into our new manufacturing facility, and the cost of general leasehold improvements, information technology equipment and software upgrades. We anticipate spending approximately $1.2 million in total for capital expenditures by the end of 2007.

        Net cash used in financing activities was $16.0 million for the six months ended June 30, 2007. This was primarily the result of optional debt prepayments as well as a mandatory debt prepayment and regularly scheduled debt payments.

        Year ended December 31, 2006.    For the year ended December 31, 2006, net cash provided by operating activities was $12.9 million. The primary sources of cash were $6.1 million in net income, including the effect of: (i) adjusting for non-cash items; (ii) a decrease of accounts receivable through an improvement of days sales outstanding, or DSO, from 56 days to 44 days (The higher DSO in the fourth quarter of 2005 was due to the significant sales volumes and related accounts receivable experienced in the fourth quarter. The fourth quarter is seasonally our strongest quarter of the year); (iii) a decrease in prepaid assets through the occurrence of previously funded promotional initiatives; (iv) an increase of inventory through added stocking levels of the Nu-Derm System in anticipation of peak seasonal sales between the months of January through March, stocking levels of the new Obagi Condition and Enhance Systems, and for new products in our CLENZIderm M.D. and ELASTIderm product lines scheduled for launch in October 2006 and February 2007 (our inventory turn ratio decreased from 3.4 to 2.0); and (v) a net increase in accounts payable and current liabilities through increased costs associated with our initial public offering and timing of payment for operational and inventory purchases.

        Net cash used in investing activities was $2.2 million for the year ended December 31, 2006. This was primarily through capital invested in a marketing and training center located within a building owned by Dr. Obagi, capital invested in our new manufacturing facility, and the cost of general leasehold improvements, information technology equipment and software upgrades. We anticipate spending approximately $1.2 million for total capital expenditures in 2007.

        Net cash used in financing activities was $2.8 million for the year ended December 31, 2006. This was primarily due to scheduled principal payments of $5.8 million and a prepayment of $35.0 million made under the Credit Facility. The payments were offset by the proceeds received, net of underwriter commissions and offering costs, from our sale of 4,000,000 shares of our common stock in our initial public offering on December 19, 2006, of $38.1 million.

        Year ended December 31, 2005.    Net cash provided by operating activities was $5.4 million. The primary source of cash was $9.0 million in net income, including the effect of: (i) adjusting for non-cash items; (ii) an increase of accounts receivable resulting from high sales volumes in December 2005 and an increase in DSO from 50 days to 56 days; (iii) an increase of inventory through added stocking levels of the new Vitamin C product launched in 2005 and an increase in our inventory turn ratio increased from 3.1 to 3.4; (iv) a prepayment of certain 2006 promotional initiatives; and (v) a net increase in accounts payable and current liabilities due to the accrual of 2005 bonus and IPO consulting fees, which was partially offset by the prepayments of certain 2006 promotional incentives and $1.2 million in rent to an affiliate of Dr. Obagi for lessor assets in connection with the lease of our Marketing and Training Center.

        Net cash used in investing activities was $2.3 million for the year ended December 31, 2005, primarily due to a $0.9 million capital investment in our Marketing and Training Center leasehold improvements and equipment in our new manufacturing facility, and the cost of general leasehold improvements, information technology equipment and software upgrades.

        Net cash used in financing activities was $17.9 million for the year ended December 31, 2005. We received $70.0 million of cash from a term loan under the Credit Facility, which was offset by following: (i) the payment of $63.1 million in common stock dividends; (ii) the redemption of $11.8 million of Series A preferred stock; (iii) principal payments of $3.5 million under the Credit Facility; (iv) the payment of $9.3 million in accrued Series A preferred stock dividends; and (v) the payment of $2.9 million in debt issuance costs.

        Year ended December 31, 2004.    Net cash provided by operating activities was $15.1 million for the year ended December 31, 2004. The increase in net cash provided by operations during the year was primarily due to net income of $14.1 million, including the effect of: (i) adjusting for non-cash items; (ii) an increase of accounts receivable through high sales volumes in December 2004 resulting in a increase of days sales outstanding of 48 days to 50 days; (iii) an increase in related party receivables through the timing of payment from Cellogique, a distributor majority owned by Dr. Obagi; (iv) an increase in accounts payable through timing of payment; and (v) a decrease in related party payables through the timing of payment to Dr. Obagi and Lighthouse Venture Group, a consulting firm owned by Austin McNamara, the former chairman of our Board of Directors, president and chief executive officer.

        Net cash used in investing activities was $2.7 million for the year ended December 31, 2004, primarily due to a $1.3 million purchase of patent licensing rights in the country of Japan, a $0.3 million capital investment in a leasehold improvements, and general costs of leasehold improvements, and information technology equipment and software upgrades.

        Net cash used in financing activities was $2.9 million during the year ended December 31, 2004. Cash used in financing activities included the repayment of $1.9 million in term loans and $1.1 million in debt issuance costs related to the Credit Facility entered into in January 2005.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Commitments and Contractual Obligations

        Our major outstanding contractual obligations relate to operating leases, long term debt and capital leases. These contractual obligations as of December 31, 2006 are as follows:

		Payments due by period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Long-Term Debt Obligations (including interest)	$33,149	$4,993	$7,993	$20,163	$—
Capital Lease Obligations	138	62	57	19	—
Operating Lease Obligations	2,109	1,130	979	—	—
Dr. Obagi Services Agreement Obligation	2,865	770	1,240	855	—
Other Services Agreement Obligations	300	100	200	—	—

Total	$38,561	$7,055	$10,469	$21,037	$—

        Long term obligations.    In January 2005, we entered into an $80.0 million Credit Facility which was structured utilizing two term loans and a revolving line of credit. Initial borrowings under the term loans consisted of $20.0 million ("Term Loan A") and $50.0 million ("Term Loan B") with scheduled payments due through January 2011. We made total interest and principal payments of $8.7 million and $11.8 million through December 31, 2005 and 2006, respectively. In December 2006, we prepaid $35.0 million in principal with the net proceeds, net of underwriting commissions and offering costs, from the sale of 4,000,000 shares of our common stock in our initial public offering. All borrowings under this Credit Facility bear interest at a margin over, at our discretion, the prime rate or LIBOR. The interest portion of our long-term debt obligation is derived based on our interest rates as of December 31, 2005, of 8.12% and 8.37% for Term Loan A and Term Loan B, respectively. At December 31, 2006, Term Loan A was bearing interest at a LIBOR based rate of 9.35% and Term Loan B was bearing interest at a LIBOR based rate of 9.60%. This Credit Facility is secured by a first priority lien on all of our personal and real property and requires that we maintain compliance with covenants as defined therein.

        Capital leases.    We lease certain office equipment for use in our operations which are classified under capital leases. Our payment obligations under capital leases represent both principle and interest at implied fixed rates. The leases expire through July 2010. As of December 31, 2006, we amended one of our leases to expire in December 2010.

        Operating leases.    We lease our corporate offices in Long Beach, California and distribution center in Carson, California under separate leases expiring through October 2008. We lease our manufacturing facility in Milford, Connecticut under a lease expiring in November 2008. In addition, we lease automobiles for our sales representatives under 36-month contracts.

        Services agreement.    On July 18, 2005, we entered into a consulting agreement with a third party. We agreed to pay this third party a minimum fee of $100,000 per year for five years plus reasonable and customary expenses incurred at our request in connection with the provision of such services, commencing on January 1, 2005, for product formulation, product development and regulatory work. This agreement can be extended for up to two, one-year renewal terms. We agreed to pay a tiered royalty for successful commercialization of products developed or identified by the third party based on annual net sales, with a maximum royalty paid per product, capped at $5.0 million per year. Tiered royalty payable for each new product will be 3% on annual net sales from $0 to $50 million; 4% on annual net sales from $50 million to $75 million; and 5% on annual net sales above $75 million. See "Certain Material Agreements—Jose Ramirez and JR Chem" for additional information.

        In June 2006, we leased our Marketing and Training Center in Beverly Hills, California from an affiliate of Dr. Obagi. We prepaid rent due under this five year lease expiring in July 2011. We have one five year extension. Since we have prepaid all amounts owing under this lease, no amounts from this lease were included in the table above.

        In June 2006, we entered into a services agreement with Zein E. Obagi, MD Inc. ("Obagi, Inc."), Dr. Obagi, Samar Obagi, the Zein and Samar Obagi Family Trust and Skin Health Properties, Inc. We have agreed to pay Obagi, Inc. an annual retainer of $570,000 for advising and formulating services and the marketing and support services. In addition, we have agreed to pay Obagi, Inc. an annual fee of $200,000 for the first two years of the agreement for the development of Proderm products. At the end of the two years, the Company has an option to continue sell Proderm products, in which case the Company will pay Obagi, Inc. an annual royalty payment of the greater of $200,000, or 5%, of the Company's net Proderm revenues. The Company will also pay Obagi, Inc. royalty fees for developing other products identified in the agreement equal to 5% of the Company's net revenues from sales of those products. In addition, the Company has agreed to reimburse up to 50% of all invoiced commercially reasonable marketing design and development expenses associated with the opening of the property in Beverly Hills, not to exceed $100,000. Unless otherwise terminated in accordance with its terms, the agreement's initial term is five years, and it may be renewed for additional terms upon the mutual consent of the parties upon six months' written notice prior to the end of the initial term.

Quantitative and Qualitative Disclosures About Market Risk

        We invest our excess cash primarily in U.S. government securities and investment-grade marketable debt securities of financial institutions and corporations. Except for the interest rate cap required by our Credit Facility, we do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions in any material fashion. Accordingly, we believe that, while the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.

        Although substantially all of our sales and purchases are denominated in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products outside the U.S. We do not believe, however, that we currently have significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies.

  Interest rate risk

        Our interest income and expense is more sensitive to fluctuations in the general level of U.S. prime rate and LIBOR interest rates than to changes in rates in other markets. Changes in U.S. LIBOR interest rates affect the interest earned on our cash and cash equivalents and the interest expense on our debt. At June 30, 2007, we had approximately $9.7 million of variable rate debt. If the interest rates on the variable rate debt were to increase or decrease by 1% for the year, annual interest expense would increase or decrease by approximately $0.1 million.

        In March 2005, we purchased a LIBOR interest rate cap agreement as an economic hedge against our Credit Facility borrowings. The interest rate cap is 6.0% on a decreasing notional amount starting at $35.0 million decreasing to approximately $34.0 million. This agreement expires on January 1, 2008. We reflected the cap on the consolidated Balance Sheet at its fair market value and any change in fair value is reported in interest expense. As of June 30, 2007, the fair value of the interest rate cap was $0.

Recent Accounting Pronouncements

  New accounting standards

        During October 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") with respect to EITF Issue No. 04-10 ("EITF 04-10"), Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds, which clarifies the guidance in paragraph 19 of SFAS No. 131 ("SFAS No. 131"), Disclosures about Segments of an Enterprise and Related Information. According to EITF 04-10, operating segments that do not meet the quantitative thresholds can be aggregated under paragraph 19 only if aggregation is consistent with the objective and basic principle of SFAS No. 131, the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria listed in items (a)-(e) in paragraph 17 of SFAS No. 131. The effective date of EITF 04-10 is applicable for fiscal years ending after September 15, 2005. The adoption of EITF 04-10 did not have an impact on our segment analysis.

        In December 2004, the FASB issued SFAS No. 123R, which replaces SFAS No. 123 and supersedes APB No. 25 Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values. The provisions of SFAS No. 123R, as supplemented by SAB No. 107, are effective no later than the beginning of the next fiscal year that begins after June 15, 2005. We adopted the new requirements using the modified prospective transition method in the first quarter of fiscal 2006, and as a result, did not retroactively adjust results from prior periods. Under this transition method, compensation expense associated with stock options recognized in the full fiscal year of 2006 includes: (i) expense related to the remaining unvested portion of all stock option awards granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (ii) expense related to all stock option awards granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. We apply the Black-Scholes valuation model in determining the fair value of share-based payments to employees, which is then amortized on a straight-line basis over the requisite service period. As a result of adopting SFAS No. 123R, the impact to the Consolidated Statement of Income for the year ended December 31, 2006 on income before income taxes is approximately $305,000 and did not have a material effect on basic and diluted earnings per share. The impact during the six months ended June 30, 2007 on income before taxes is approximately $722,000.

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3, which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 eliminates the requirement to include the cumulative effect of changes in accounting principle in the income statement and instead requires that changes in accounting principle be retroactively applied. SFAS No. 154 is effective for accounting changes and correction of errors made on or after January 1, 2006, with early adoption permitted. We began applying the provisions of this statement during the fourth quarter of 2005.

        In February 2006, the EITF issued EITF No. 06-3 ("EITF No. 06-3"), How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). EITF No. 06-3 requires disclosures surrounding a company's accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of EITF No. 06-3. If taxes included in gross revenues are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. EITF No. 06-3 is effective for the first annual or interim reporting period beginning after December 15, 2006. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. As we present such taxes on a net basis in its consolidated Statements of Income, the adoption of EITF No. 06-3 as of January 1, 2007 did not have an impact on our consolidated financial statements.

        In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening accumulated deficit. We recognized the cumulative effect of $90,000 from adopting FIN 48 as an increase to our opening accumulated deficit and as an increase in the liability for unrecognized income tax benefits. In addition, we recorded accrued interest related to uncertain tax positions of $29,000.

        In September 2006, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157 ("SFAS No. 157"), Fair Value Measurements. This new standard provides guidance for using fair value to measure assets and liabilities. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We have not yet determined the impact that the adoption of SFAS No. 157 will have on our consolidated financial position, results of operations or cash flows.

        In September 2006, the SEC issued SAB No. 108 ("SAB No. 108"), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the Company's balance sheet and statement of operations financial statements and the related financial statement disclosures. The SAB permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006, by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The adoption of SAB No. 108 did not have an impact on our results of operations or financial position.

        In February 2007, the FASB issued SFAS No. 159 ("SFAS No. 159"), The Fair Value Option for Financial Assets and Financial Liabilities, to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. SFAS No. 159 also applies to eligible items existing at November 15, 2007 (or early adoption date). We will adopt the provisions of SFAS No. 159 on January 1, 2008. We have not yet determined the impact that the adoption of SFAS No. 159 will have on our consolidated financial position, results of operations or cash flows.

        In December 2006, the FASB issued FASB Staff Position ("FSP") EITF 00-19-2 ("FSP EITF 00-19-2"), Accounting for Registration Payment Arrangements, which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB Statement No. 5, "Accounting for Contingencies." Adoption of FSP EITF 00-19-02 is required for fiscal years beginning after December 15, 2006. The adoption of FSP EITF 00-19-2 as of January 1, 2007 did not have an impact on our financial position, results of operations or cash flows.

BUSINESS

Overview

        We are a specialty pharmaceutical company focused on the aesthetic and therapeutic skin health markets. We develop and commercialize prescription-based, topical skin health systems that enable physicians to treat a range of skin conditions, including pre-mature aging, photo-damage, hyperpigmentation (irregular or patchy discoloration of the skin), acne and soft tissue deficits, such as fine lines and wrinkles. Our products are designed to improve the underlying health of patients' skin, and our clinical studies have demonstrated that the use of our Obagi Nu-Derm System results in skin that looks and acts younger and healthier. We focus our research and development activities on improving the efficacy of established prescription and over-the-counter, or OTC, therapeutic agents by enhancing the penetration of these agents across the skin barrier using proprietary technologies collectively known as Penetrating Therapeutics. Through our own domestic sales force and foreign distribution partners, we market and sell physician-dispensed skin care systems directly to plastic surgeons, dermatologists and other physicians who are focused on aesthetic and therapeutic skin care. We are the market leader in the growing physician-dispensed skin care channel, according to an independent 2006 study by Kline & Co. Our net sales have grown from approximately $35.6 million in 2001 to approximately $78.0 million in 2006 and from $35.9 million for the six months ended June 30, 2006 to $49.1 million for the six months ended June 30, 2007.

        We currently market and sell a range of systems and related products for the enhancement of skin health. Our leading product line is our Obagi Nu-Derm System. This system was launched in 1988, and since that time, we have made substantial enhancements to the system through the application of our Penetrating Therapeutics technology. We believe that our Obagi Nu-Derm System is the only clinically proven, prescription-based topical skin health system on the market that has been shown to enhance the skin's overall health by correcting photo- damage using drugs that, by definition, work at the cellular level, resulting in a reduction of the visible signs of aging.

        In 2004, we launched the Obagi-C Rx System, which we believe is the only prescription-based system that reduces the early effects of sun damage and evens skin tones through the use of Vitamin C serum combined with 4% hydroquinone. We are the sole licensee of certain Avon patents relating to this technology. In 2005, we launched Professional-C, a series of high potency antioxidant Vitamin C serums that help to counteract the effects of ultraviolet radiation and other environmental influences. Professional-C represents an improved product line with more effective skin barrier penetration replacing our Vitamin C serum offerings marketed under the Cffectives and Obagi-C brands that we introduced in 2000.

        In July 2006, we launched Obagi Condition and Enhance targeted for use with Botox. This system provides adjunctive therapy following Botox injections, and is designed to enhance aesthetic outcomes and improve overall patient satisfaction.

        In October 2006, we introduced the first product in the ELASTIderm product line, ELASTIderm Eye Cream, a nighttime eye cream for treatment of skin laxity around the eye. In February 2007, we launched a second product in the ELASTIderm line for daytime use, ELASTIderm Eye Gel, to use along with our ELASTIderm Eye Cream, as an eye therapy system. ELASTIderm products are formulated with a patent pending bi-mineral complex, which is clinically shown to help the body's own natural ability to increase epidermal thickness, augment hypodermal fat and increase elastin levels.

        In February 2007, we launched CLENZIderm M.D. for normal to oily skin, a system of products for acne treatment, featuring a novel formulation of Benzoyl Peroxide, or BPO. Our clinical studies have shown that CLENZIderm M.D. penetrates more readily into the skin follicle than current creams or gels because it is in solution form. We believe that our solution-based acne system is a more effective treatment for acne because a greater amount of the active ingredient, BPO, will penetrate the hair follicle to more rapidly kill P. acne bacteria. In July 2007, we launched CLENZIderm M.D. for normal to dry skin.

        In addition, we offer tretinoin, a generic equivalent to Retin-A, which has been among the most widely used acne treatments for approximately 25 years. We currently distribute a Food and Drug Administration, or FDA, approved generic equivalent in the physician-dispensed skin care channel under an exclusive license agreement with Triax Pharmaceuticals, LLC. We also sell the Obagi Blue Peel which has been cited by Kline & Co. as one of the most well known brands for use in physician-strength facial peel procedures. While the Obagi Blue Peel products are not dispensed for daily home use in a system and are therefore not a significant source of our revenue, they are used to aid the physician in skin peeling activities. Acceptance and awareness of the Obagi Blue Peel among physicians give it an intrinsic value as a marketing tool in driving new account growth.

        We believe that our products have the potential to be used in a number of applications and procedures beyond their current use. For example, our Obagi Condition and Enhance Systems may complement and enhance patient outcomes in commonly performed cosmetic procedures, such as Botox injections, as well as improve wound appearance and reduce the post-inflammatory hyperpigmentation that typically follows laser therapy and basal cell carcinoma excisions, and we are conducting clinical studies to evaluate the adjunctive use of our systems before and after these types of procedures. We expanded this initiative in 2005, and are working with physicians and physicians' associations to evaluate the use of our Obagi Nu-Derm System in enhancing skin healing in ablative and non-ablative laser procedures. In 2005 and 2006, we conducted a study of physician and patient evaluations of skin quality on patients using our Obagi Nu-Derm System in conjunction with other cosmetic facial procedures. Based on the results of this clinical use study of over 2,600 patients, we launched the Obagi Condition and Enhance Systems. These systems are positioned under the Obagi Condition and Enhance brand, with an initial focus on use in conjunction with Botox injections (Botox is a registered trademark of Allergan, Inc.). We are using this data to evaluate possible individual clinical studies on the use of Obagi Condition and Enhance with specific procedures. For example, in February 2007, we entered into an agreement with Syneron to perform a joint clinical use study of Obagi Condition and Enhance system used as an adjunct therapy with Syneron's energy based systems, with physicians who are experienced with Syneron's systems, in order to evaluate the aesthetic outcomes and overall patient satisfaction. However, this study has not yet been completed and will require the cooperation of physicians not yet identified, and as such, there can be no assurance that the end results of this study will be positive. We plan to continue to build clinical support for the benefits of our systems in conditioning the skin and enhancing the outcomes of the most commonly performed cosmetic procedures, such as chemical peels, dermabrasion, and laser resurfacing, as well as the aesthetic and wound healing aspects of surgical procedures such as basal cell carcinoma excisions.

        We are engaged in an active development program using our Penetrating Therapeutics technology to enhance the efficacy of established FDA-approved and OTC active ingredients. Positive findings from completed pilot studies of these new systems may not be duplicated in the larger studies that we are currently completing, or the incidence of side effects in these larger studies may force us to reformulate our products. We will continue to seek additional market opportunities where we believe we can improve the effectiveness of existing products through the application of our Penetrating Therapeutics technology to address conditions such as acne, skin elasticity, rosacea, fungal infections, dermatitis, psoriasis, hair loss and hair removal.

        We also advance our development objectives through product and license agreements with third parties. These agreements may include patent and technology licenses, product licenses and new product collaboration agreements. For example, we have developed and are continuing to develop products for the regeneration of elasticity in skin which are covered by claims contained in a patent application which we license from JR Chem LLC. Our initial focus was centered on products applied around the eyes, and we will continue to focus on products applied on the neck and on the back of the hands, where the break down in skin elasticity is most visible in aging skin. The first products to result from our collaboration with JR Chem are the products in our ELASTIderm product line. In addition, in December 2005, we entered into a product supply and collaboration agreement with Triax Pharmaceuticals, LLC for the supply of certain of its tretinoin products and to provide Obagi-branded tretinoin products in various concentrations.

        In the United States, we sell our systems and related products directly to physicians through our internal sales force, which as of June 30, 2007 consisted of 122 sales, marketing and education specialists, including 107 direct sales representatives and managers. Physicians dispense our products in-office, directly to their patients, a distribution method commonly referred to as the "physician-dispensed" channel. We believe that the physician-dispensed distribution model ultimately results in higher patient satisfaction because it is better suited to the provision of system-based skin care than traditional drug distribution channels. Our physician customer base consists primarily of plastic surgeons and dermatologists, but also includes an increasing number of physicians from other practice areas, such as internal medicine and obstetrics and gynecology, or OBGYN, who are adding skin care to their practices.

        As of June 30, 2007, we sold our products to approximately 4,800 accounts in the United States, which we believe represented over 7,500 individual practicing physicians. Based on a 2006 study by Kline & Co., an independent market research firm, we are the leading skin health company in the physician-dispensing channel, with an estimated 27% market share and nearly three times the market share of the next largest competitor. Outside the United States, we utilize distribution partners for the sale of our systems and related products. We currently have 12 distribution partners who sell our products through their own dedicated sales forces in approximately 35 countries.

        We also compete in the Japanese retail skin care markets through a strategic licensing agreement with Rohto Pharmaceutical Co., Ltd., or Rohto. Rohto is a Japanese pharmaceutical manufacturer and distributor. Under our agreement, Rohto is licensed to manufacture and sell a series of OTC products under the Obagi brand name, including Obagi-C (a Vitamin C based topical serum in various concentrations), in the Japanese drug store channel and we receive a royalty based upon sales of Obagi branded products in Japan by Rohto. We have other licensing arrangements in Japan to market and sell OTC product systems under the Obagi brand, both for in-office use in facial procedures, as well as for sale as a take-home product kit in the spa channel. Our net licensing revenue from skin health systems and products in Japan was approximately $1.9 million for the six months ended June 30, 2007.

Background

  Skin damage and disorders

        The skin is the largest organ in the body, consisting primarily of two layers: the epidermis, a thin outer layer; and the dermis, a relatively thick inner layer. The epidermis is comprised of specialized cells such as keratinocytes and melanocytes. Keratinocytes are formed in the epidermis and travel to the skin's surface and are exfoliated, or shed off, as they die in a maturation cycle which normally takes approximately six weeks. Buildup of excess keratinocytes can result in rough, thick or dry skin. Melanocytes produce melanin, the pigment that determines skin color and protects the body from ultraviolet radiation. The dermis is comprised largely of connective tissue fibers made of collagen and elastin. Collagen is a tough, fibrous protein that helps give skin its strength and resiliency. Elastin is a tissue that helps maintain healthy skin tension and gives skin its shape, but does not readily regenerate post-puberty and degrades over time. As the elastin degrades, skin tone and elasticity become diminished, resulting in loose, sagging skin.

        The health and appearance of a person's skin is impacted by a variety of intrinsic and extrinsic factors, including pre-mature aging, photo damage, hormones, stress, pollutants, diets and skin diseases. These factors cause newly created cells to be damaged which leads to an increase in the skin cell maturation cycle. The result is that skin cells are disorganized and pigment cell activity is increased. The damaged epidermal cells cause a wide variety of conditions such as mottled pigmentation (varied pigment density across the skin), melasma (skin discoloration often caused by hormonal changes such as those from pregnancy), age spots, fine lines and dry thickened sallow skin. In the dermis of extrinsic or intrinsic aged skin, the amount of new collagen and elastin produced decreases, resulting in fibers that do not support the structure and the dermis becoming thinner. As a result deep lines, wrinkles and sagging skin make the appearance of skin significantly worse. Skin health is also impacted by diseases such as acne, rosacea, dermatitis, and psoriasis. Imbalanced production of skin oils such as sebum encourages accelerated growth of microbes in the skin such as Propionibacterium acnes, or P. acne. The skin can also become host to viral or fungal infections.

        While these conditions and diseases are not life-threatening, they are readily apparent, sometimes disfiguring, usually chronic, and can be debilitating in terms of a person's self image and confidence. As a result, people are often highly motivated to seek treatment programs to restore the look and feel of their skin.

  The skin care market

        In 2005, the global skin care market was estimated to be $36.2 billion, of which over 62% were facial skin care products, according to Global Industry Analysts, Inc., a market research firm. Additionally, the independent research firm, Kalorama Information, estimates that from 2005 to 2010, over 70 million people in the United States alone will receive cosmetic facial procedures for which they will pay over $60 billion. We believe this reflects a growing desire and acceptance among the aging population to seek aesthetic facial products and procedures from their physicians. A key driver of this trend is the aging of the "baby boomer" segment of the U.S. population. In addition, life expectancy in the United States has extended in recent years, leading to a further increase in the average age of the country's population. Because healthcare needs, including the treatment of skin disorders, tend to increase with age, we expect the demand for dermatologic products to continue to increase over time. In particular, women tend to demonstrate a higher motivation than men to improve their personal appearances. The number of women between the ages of 35 and 65, the primary users of our products, was estimated by the U.S. Census Bureau to have grown 35% between 1990 and 2004. With this segment's strong desire to reduce the signs of pre-mature aging, we expect the aging female population to continue to increase the market opportunity for skin care products.

        Consumer demand for physician-dispensed skin care products and procedures has been steadily growing. We believe this growth is due to consumers realizing that many non-prescription consumer cosmetic products are unable to fully meet their needs. Consumers have increasingly turned to their physicians for products and simple in-office procedures that can provide better results than consumer cosmetics. For example, physician-directed cosmetic products and commonly performed cosmetic procedures such as Botox injections, laser hair removal and microdermabrasion (a cosmetic procedure that removes the outermost layer of the skin to promote skin rejuvenation), have experienced substantial growth as consumers learn that they can achieve positive cosmetic results with minimally invasive techniques. According to the American Society of Plastic Surgeons, or ASPS, the number of minimally-invasive cosmetic office procedures performed increased 72% from approximately 4.9 million in 2002 to approximately 8.4 million in 2005. This increase was led by facial procedures such as Botox injections, up 242% in 2005 compared to 2002, and injectable fillers, which were first measured by ASPS in 2003, and increased 990% in 2005 compared to 2003.

        Beyond anti-aging and aesthetic treatments, there is significant market demand for effective treatments of skin diseases such as acne, rosacea, psoriasis, and eczema (dermatitis). While a number of therapies and treatments exist for such diseases, most treatments consist of either topical applications with efficacy that is limited by their inability to cross the skin barrier effectively, or systemic (oral) applications that carry significant potential side effects.

        According to Kline & Co., in 2006, there were approximately 22,700 practicing dermatologists and plastic surgeons in the United States. Based on our experience with physicians who have opened accounts with us, we believe a growing number of general practice, family practice, and OBGYN physicians are also dedicating resources in their practices to skin care. We believe that these physicians are responding to the rapid increase in consumer demand for non-invasive skin care treatments. Furthermore, many of these physicians are dispensing prescription and non-prescription skin care products directly to their patients. According to a 2006 Kline & Co. study, a combined number of approximately 10,100 physicians dispensed skin care products directly to their patients.

        Outside the United States, the physician-dispensed skin care market varies by country due to cultural differences and regulatory variations. Cultural desires for skin with lighter and more even pigmentation have created large and growing aesthetic skin care demand across the Pacific Rim countries, particularly Japan, China and Korea. European and certain South American countries such as Brazil also present large skin care markets due to the complementary growth in cosmetic procedures and willingness on the part of their consumers to spend discretionary income on aesthetic enhancements. We believe that the growth in major international markets will also be driven by cultural desires to lessen the appearance of skin darkening caused by exposure to sun, aging populations and a heightened awareness and acceptance of physician-dispensed products and procedures. Additionally, while physician dispensing is common in most countries, certain countries prohibit or limit the types of products that can by dispensed from the physician office, requiring physicians to either partner with a retail pharmacy or drug store, or to simply forgo dispensing.

  Limitations of traditional products and procedures

        Most of the cosmetic skin care products and procedures available today are designed to mask the effects of aging and skin disorders, rather than treat the underlying health of the skin. As a result of using these cosmetic skin care products, consumers may see temporary skin surface improvements, but underlying skin restoration often does not occur. We believe that the limitations of traditional products and procedures result primarily from the following causes:

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  The outer layer of human skin is a highly effective protective barrier against the entry of foreign particles into the body. The active agents in many competing topical products and procedures lack the ability to effectively penetrate the skin barrier, reducing their ability to improve the health of the skin at the stratum corneum, epidermis and dermis level. The most commonly used skin care products are cosmetics by definition under the U.S. Food, Drug and Cosmetic Act, or the FDCA, consisting largely of surface covers and moisturizers, which only add water to the cells on the surface of the skin, providing superficial and temporary improvement in the appearance of the skin. Moisturizers are not capable of causing the skin to generate healthy new cells to replace older, damaged ones that make up the epidermis.

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  Most traditional approaches to skin care are not comprehensive programs designed to integrate complementary products. As a result, individual products, even those that are widely used by consumers (such as facial soaps or sunscreens) are not generally designed to work together, and therefore may cause unintended side effects or reduced effectiveness when used in combination. Furthermore, the range of skin types in any given patient population is highly varied and different skin types respond differently to treatment, yet few products are capable of treating the specific needs of the individual patient's overall skin health.

  The Obagi Medical Products approach

        We believe the effects of aging and skin disorders are best addressed not at the surface of the skin but at a deeper level, where the skin's natural regeneration processes occur. Our Obagi Nu-Derm and Obagi-C Rx Systems improve the overall health of the skin by improving cellular processes such as collagen and elastin production, keratinocyte clearing, and melanocyte regulation, using drugs that, by definition, work at the cellular level. With improved underlying skin health, we believe a patient's skin shows fewer signs of aging, is less susceptible to disease, and is better able to combat exposure to the elements. We have developed skin care systems that we believe address the limitations of traditional skin care products and procedures, including the following:

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  Our Obagi Nu-Derm and Obagi-C Rx Systems are drug-based systems designed to penetrate below the skin's surface to correct damage in all layers of the skin (the stratum corneum, the epidermis and the dermis) and accelerate cellular turnover. We have demonstrated in clinical studies that by enhancing the penetration of the intended active ingredient (tretinoin), more of this drug gets to the targeted tissue, improving patient outcomes. The increased penetration of a system of active ingredients triggers a therapeutic cascade that (i) pushes fresher cells to the surface faster, for smoother skin, reduced wrinkles and increased tolerance, (ii) corrects current hyperpigmentation (including freckles and age spots) and prevents the appearance of new hyperpigmentation, (iii) promotes more uniform cells at the deepest layer for better skin structure and balanced, even skin tone, (iv) helps stimulate collagen and elastin for firmer, more resilient skin, and (v) helps increase natural hydration and circulation for supple, healthy-looking skin.

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  To achieve improved skin health, our Penetrating Therapeutics technology integrates proprietary formulations of existing prescription and non-prescription skin care products into treatment programs specially designed and physician-tailored to address the unique needs of each patient's skin. The individual products within our systems are formulated to work synergistically using our proprietary Penetrating Therapeutics technology in formulations that enhance the stability and efficacy of what are often otherwise unstable molecules. When this system of products is applied within a physician directed protocol tailored to the patient's skin health needs, overall penetration of the active ingredient to the appropriate layer of skin is achieved, resulting in greater efficacy and improved patient outcomes.

  Our business strategy

        Our objective is to become the leading specialty pharmaceutical company dedicated to developing and commercializing systems that enable physicians to improve skin health at the cellular level. Key elements of our strategy include:

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  Leveraging the strength of our physician-dispensed marketing and distribution channel to increase market share and introduce new Obagi products.    We believe that our market-leading position in the physician-dispensed skin care channel presents us with the opportunity to increase the market share of our existing products and to launch a range of new Obagi Systems and products. We have built long-term relationships with skin health professionals based on the success of our products during the 19 years since the first Obagi Systems and products were launched. We will continue our sales and marketing efforts aimed at helping physicians understand how our systems' products can meet growing patient demand for effective skin care treatments, thereby generating additional sources of revenue for physician practices. Furthermore, we believe that our systems' product offerings and our experienced sales force uniquely position us to benefit from growth in the number of physicians who dispense skin care products directly to their patients. According to Kline & Co., in 2006 only about 43% of the approximately 22,700 practicing plastic surgeons and dermatologists in the United States dispense professional skin care products. According to the results of a study we sponsored by Wirthlin Worldwide Company, an additional 40% of non-dispensing surveyed physicians indicated that they are considering dispensing skin care products.

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  Continuing to develop and market new indications for Obagi Systems.    We believe a significant opportunity exists to use current Obagi Systems as non-invasive adjunctive therapies to improve certain current skin care procedures, resulting in overall better patient outcomes and satisfaction. Many cosmetic procedures are limited in their ability to provide healthier skin and an overall enhanced aesthetic outcome. For example, Botox injections for reducing wrinkles have no effect on the skin's color, hyperpigmentation, age spots, acne or the overall health of the skin. We believe patients who are treated with our Obagi Systems following Botox injections will achieve greater overall aesthetic outcomes and satisfaction. We conducted a clinical study to evaluate the adjunctive use of our systems before and after these types of procedures, and based on outcomes for over 2,600 patients, we launched the Obagi Condition and Enhance Systems, which have an initial focus on use in conjunction with Botox injections. We plan to continue to build clinical support for the benefits of our systems in conditioning the skin and enhancing the outcomes of the most commonly performed cosmetic procedures, such as chemical peels, dermabrasion and laser resurfacing.

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  Creating additional clinically proven Obagi Systems that increase the efficacy of commonly prescribed dermatological agents in addressing new areas of skin disease.    We focus our research and development efforts on increasing the ability of FDA-allowed skin agents to penetrate the skin barrier, thereby increasing the effectiveness of such agents within the Generally Recognized As Safe, or GRAS, OTC or Drug Efficacy Study Indication, or DESI, classification as defined by the FDA. This approach accelerates the commercialization timeline and avoids the lengthy clinical development processes typically required to obtain new drug approvals. We intend to further differentiate our products and systems by supporting them with randomized and comparative clinical studies conducted by leading experts in the markets in which we are developing products. Supporting this strategy we initiated an aggregate of 18 clinical studies in 2005 and 2006 in the areas of acne and elasticity, and we have initiated seven clinical studies in 2007 in the areas of acne and aesthetics.

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  Establishing new strategic collaborations and relationships.    We intend to continue accessing new and complementary products through in-licensing, strategic collaborations and strategic acquisitions. We also intend to explore new product distribution partnerships in high growth channels such as the spa and salon channel, in which manufacturers' sales of skin care products are estimated at over $460 million in 2006, according to Kline & Co. We plan to target new products and channels, which will expand the Obagi brand and Obagi System concept but will not compete directly with the physician-dispensed skin care channel or products. We believe that skin health professionals will be receptive to new products we introduce under the Obagi brand name, and that the brand credibility that exists among skin health professionals will allow for more rapid trial and acceptance. This belief is supported by a 2003 study we sponsored by Wirthlin Worldwide Company of 1,000 medical professionals (primarily consisting of plastic surgeons, dermatologists, and medical skin care professionals), which found that the Obagi brand had the highest total awareness, at 97%, among leading physician-dispensed brands.

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  Continuing to expand intellectual property protection.    Our intellectual property protection is based on a combination of issued patents, patent applications, licensed patents, licensed product methods and technologies and trade secrets. As of June 30, 2007, we were the sole licensee of four patents, and have filed 37 U.S. provisional and non-provisional patent applications since the beginning of 2004. We will continue to pursue additional invention and method patents as we find new applications and improvements to our existing intellectual property. We also pursue an aggressive trademark registration policy as a means to increase brand recognition and product differentiation in the market.

Our Obagi Systems and Related Products

        We currently market and sell our systems and related products to physicians for the treatment of age-related skin disorders, incorporating a range of individual prescription and non-prescription therapeutic agents, as well as cosmetic ingredients. The individual components of each system have been formulated to complement one another, enhancing the effectiveness of the system as a whole and allowing the physician to tailor the treatment program to the specific needs of the patient. The design of our systems is proprietary to us, and we are the sole licensee of U.S. patents and have patent applications for the composition of certain of the products.

System and related products	Segment/product category	Description	Applications	Launch date
Obagi Nu-Derm System	Skin Health/Nu-Derm	Comprehensive system of six products including prescription and OTC drugs	Fine lines, wrinkles, acne, photo damage, hyperpigmentation, melasma, laxity, skin sallowness	1988
Obagi Condition and Enhance Systems	Skin Health/Nu-Derm	Line extension of Nu-Derm designed for use after non-surgical cosmetic procedures	Enhances patient outcomes and patient satisfaction	2006
Obagi-C Rx System	Skin Health/Vitamin C	Highly stable Vitamin C serum with 4% hydroquinone system; prescription-based	Fine lines, wrinkles, hyperpigmentation, skin sallowness	2004
Professional-C and Cffectives	Skin Health/Vitamin C	Highly stable Vitamin C serums; non-prescription	Antioxidant protection, fine lines, wrinkles, hyperpigmentation	2005	(1)
ELASTIderm System	Skin Health/Skin Laxity	System of skin health products built around a novel formulation of a mineral complex; non-prescription	Increase elasticity and skin tone of eyes and face	2006
CLENZIderm M.D. Systems	Skin Health/Other	Systems for acne treatment built around a novel formulation of Benzoyl Peroxide, or BPO	Acne	2007
Tretinoin	Skin Health/Other	Generic equivalent of Retin-A available in the United States through an exclusive license	Acne	2002
Obagi Blue Peel System	Skin Health/Other	Topical system to aid in the application of TCA (trichloroacetic acid) chemical peels	Fine lines, wrinkles, hyperpigmentation	1988

(1)
Professional-C includes improved formulations and higher concentrations of Vitamin C, and replaces our Cffectives and Obagi-C brands that were first introduced in 2000.

  Obagi Nu-Derm System

        Our Obagi Nu-Derm System consists of a combination of six prescription and OTC drugs and adjunctive cosmetic skin care products to treat visible skin conditions such as photo damage and hyperpigmentation resulting from extrinsic damage and intrinsic changes to the skin. The Obagi

Nu-Derm cosmetic skin care products include cleansers and exfoliating creams. Three of these products contain the drug hydroquinone in a 4% prescription concentration, which acts as a bleaching agent that is designed to correct skin pigmentation problems by normalizing the production of new melanin in the epidermis. Physicians also prescribe the drug tretinoin as part of the system, in various concentrations, depending on the physician's judgment of patient need. We believe that the use of these prescription drugs, the ability of the drugs to penetrate the skin's surface and the order of application distinguishes our Obagi Nu-Derm System from other commonly prescribed regimens. While we have designed our Obagi Nu-Derm System to include products that patients can use in a systematic treatment regimen, we also make the component products available for individual sale. We believe that physicians who dispense the Obagi Nu-Derm System generally encourage their patients to use the component products together in a systematic treatment regimen. However, we also believe that some patients elect to use the products that make up the system individually. Products that are used individually at times include the sun screen products and Obagi Nu-Derm Clear, which physicians may dispense on occasion to address localized pigmentation problems. Side effects from use of the products may include redness, mild to moderate irritation and/or excessive flaking or sloughing of the outer layers of the treated skin. Side effects generally resolve after the first 10 days of use, or in cases with certain sensitive individuals, in a few days upon discontinuance of use.

        In 2003, we sponsored a 301-subject, six-month, randomized, controlled, two-center, clinical use study that was independently designed and conducted by Thomas J. Stephens & Associates to compare the efficacy, side effects and tolerability of our Obagi Nu-Derm System with other commonly prescribed regimens of tretinoin, hydroquinone and OTC moisturizer. One of our minority stockholders assisted in the preparation of the study. Improvements in perioral (around the mouth) and periocular (around the eyes) fine wrinkles, facial mottled hyperpigmentation, clarity, sallowness, laxity (the appearance of loose, sagging and/or excess skin), and tactile roughness were measured. After 24 weeks of treatment, the mean changes observed with our Obagi Nu-Derm System were consistently larger than, and statistically superior to, the changes produced with the other treatment regimens. Of particular note were the changes in the perioral fine wrinkles, mottled pigmentation and laxity. While treatment with all regimens was generally well tolerated, there was a higher level of both objective and subjective irritation with the Obagi Nu-Derm System that largely resolved by the end of the study.

        The Obagi Nu-Derm System accounted for approximately 68% and 60% of our consolidated net sales in 2006 and the six months ended June 30, 2007, respectively. We sell our Obagi Nu-Derm System primarily at a single-price. Although volume of sales for each individual product within the system varies, we believe the majority of our sales of each component product is due to the fact that they are sold as part of the system.

  Obagi-C Rx System

        The Obagi-C Rx System consists of a combination of four prescription and OTC drugs and adjunctive cosmetic skin care products to treat skin conditions resulting from sun damage and the oxidative damage of free radicals. The central ingredients in the system are 4% hydroquinone, a prescription drug, and Vitamin C. This combination distinguishes Obagi-C Rx from other Vitamin C based products available in the physician office. Two Obagi-C Rx System products contain this concentration of hydroquinone, which is designed to correct skin pigmentation problems by normalizing the production of new melanin in the epidermis. The Obagi-C Rx System includes cosmetic skin care cleansers and exfoliating lotions. When combined in a system, we believe hydroquinone, Vitamin C and a sunscreen provide correction of, and protection against, premature skin aging. As with the Obagi Nu-Derm System, the products that make up the Obagi-C Rx System are generally used together in a coordinated regimen by the majority of patients. Side effects from use of these products may include redness and/or mild to moderate irritation of the treated skin. Side effects generally resolve after the first 10 days of use, or in cases with certain sensitive individuals, in a few days upon discontinuance of use. We sponsored an in vitro study at the University of California, Irvine in

September 2003 to evaluate the percutaneous absorption and bioavailability of our patented 10% Vitamin C and 4% hydroquinone combination product compared with the leading Vitamin C competitor, SkinCeuticals 20 Vitamin C. Our product demonstrated, with statistical significance, more Vitamin C in all layers of the skin than SkinCeuticals 20 Vitamin C serum.

  Obagi Professional-C

        The Obagi Professional-C products are a complete line of proprietary, non-prescription products, which consist of Vitamin C serums used to reduce the appearance of damage to the skin caused by ultraviolet radiation and other environmental influences. Vitamin C (L-ascorbic acid) acts as a potent antioxidant. The Obagi Professional-C line consists of a 5% serum for the area around the eyes and 10%, 15% and 20% serums for the face, neck and chest. Professional-C represents an expanded line that replaced our 5% and 10% Vitamin C serum offerings marketed under the Cffectives brand domestically, and Obagi-C brand internationally, as introduced in 2000. Obagi Professional-C products are sold individually and are used on their own, or in combination with other Obagi system products. These products are classified as cosmetics and side effects are not generally associated with their use, however certain sensitive individuals may experience mild irritation of the skin where product is applied. In addition, the product has been shown in studies we sponsored at the University of California, Irvine in September 2003 and July 2005 to penetrate all levels of skin better than SkinCeuticals 20 Vitamin C serum.

  Obagi ELASTIderm

        Our ELASTIderm product line consists of products for the treatment of skin laxity featuring novel mineral complexes which may help the body's own natural ability to increase epidermal thickness, augment hypodermal fat and increase elastin levels by supplying increased local concentrations of natural mineral actives to the relevant tissue, thereby improving the elasticity and skin tone around the eyes. We believe this is the first clinically proven skin health system to aid in the regeneration of elastin, which we believe is a new and novel topical application for anti-aging. A nine-week treatment, randomized, double-blind clinical study was conducted with 33 subjects to determine the efficacy of our novel under eye elastin regeneration product. The primary endpoints were appearance in under eye skin elasticity, fine line wrinkles and moisturization. The treatment improved the appearance of the under eye skin. We believe that a more rapid improvement in elasticity is essential to earning customer compliance and repurchase. Based on clinically significant improvements in measured collagen and elastin in skin treated over the eight week period, we launched a nighttime eye cream product under the Obagi ELASTIderm brand name in mid-October 2006. In February 2007, we launched a daytime eye gel which is the second product under the Obagi ELASTIderm brand.

  CLENZIderm M.D.—Acne

        We have developed a system of products for acne treatment featuring a novel formulation of BPO which our clinical studies show to penetrate more readily into the skin follicle than current creams or gels because it is in solution form. We believe that our solution-based acne system will be a more effective treatment for acne because a greater amount of the active ingredient, BPO, will penetrate the hair follicle to act on P. acne bacteria. We conducted several clinical studies that demonstrated that our novel BPO alone achieved greater intrafollicular and skin surface bactericidal activity (or kill) against P. acnes than both a prescription generic BPO formulation and a prescription BPO/antibiotic combination product. We believe these studies show the efficacy of our novel BPO formulations in reducing P. acnes and clearing visible acne lesions on the skin. Additionally, in mid-November 2006, we conducted under the CLENZIderm M.D. brand name, a controlled experience trial with select dermatologists who currently prescribe the existing Obagi systems. Based on the results of that trial, we began a full commercial launch of the CLENZIderm M.D. for normal to oily skin in February 2007 and for normal to dry skin in July 2007.

  Tretinoin

        Tretinoin creams and related adjunctive acne care products are used for the topical treatment of acne in the United States. Tretinoin, the active ingredient in the prescription acne drug Retin-A, is a Vitamin A derivative and has been the primary prescription acne therapy for approximately 25 years. Topical tretinoin normalizes the growth rate of skin cells, disrupting the onset of acne. We offer FDA-approved formulations of tretinoin through an exclusive license in the physician-dispensed skin care channel. Our Tretinoin cream line is available in concentrations of 0.1%, 0.05% and 0.025%. These products are sold individually and are used by doctors as a single therapy, in combination with Obagi Nu-Derm, or in combination with other acne therapies including but not limited to salicylic acid and clindamycin. Side effects include excessively red, edematous, blistered, or crusted skin for certain sensitive individuals. If these effects occur, the medication should either be discontinued until the integrity of the skin is restored, or the medication should be adjusted to a level the patient can tolerate. To date, generally adverse effects have been reversible upon discontinuation of therapy.

  Obagi Blue Peel

        Obagi Blue Peel is a topical system to aid in the application of trichloroacetic acid, or TCA, chemical peels used to smooth the surface of skin, improve skin tone and color, diminish wrinkles and shrink pore sizes. Chemical peels are an in-office procedure performed either by a physician or a member of a physician's staff, depending on the skin depth of the peel. During the procedure, acidic solutions are combined in our delivery system and applied to the face to remove the thin surface layers of aged and damaged skin. After removal, the body will naturally replace the removed skin layers with new, healthy skin cells. The Obagi Blue Peel provides for an even application and slows the penetration of the solution into the skin, allowing physicians to more accurately monitor the peel. This produces a more uniform and consistent application, which reduces the risk of complications. We believe that the Obagi Blue Peel is especially effective as a complementary treatment to our Obagi Nu-Derm System. The Obagi Blue Peel products have no known side effects in and of themselves. Patients receiving blue peel products as part of an acid peel procedure can expect to experience side effects that are associated with such procedures.

Expanded Applications for Existing Products

        We believe that many of our products have applications in areas beyond their current uses. For example, we are conducting studies to evaluate the adjunctive use of our systems with commonly performed cosmetic procedures such as laser therapy, Botox injections and basal cell carcinoma excisions. In July 2006, we launched our Obagi Condition and Enhance System, for use primarily with Botox injections.

  Nu-Derm

        Market opportunity.    According to the American Society of Plastic Surgeons, or ASPS, the number of minimally-invasive cosmetic office procedures performed increased 72% from approximately 4.9 million in 2002 to approximately 8.4 million in 2005. This increase was led by facial procedures such as Botox, up 242% in 2005 compared to 2002, and injectable fillers, which were first measured by ASPS in 2003, and increased 990% in 2005 compared to 2003.

        Our Obagi Nu-Derm System restores skin to a healthier state and helps regulate skin cell functions and improve circulation. This improves the skin's ability to constantly renew itself, repair damage, and act as an effective barrier. It also restores the skin to an active and tolerant state so that it responds better to the trauma of surgical procedures, and is less likely to exhibit an undesirable post-procedure response. Clinicians who use our products have reported decreased recovery periods and reduction in post-inflammatory hyperpigmentation. Another potential advantage of pre-treating patients undergoing laser resurfacing with our Obagi Nu-Derm System is that priming collagen might enhance the response to laser resurfacing, thereby improving cosmetic results. Further, our Obagi Nu-Derm System, when used as adjunctive therapy following Botox injections, has the possibility of enhanced aesthetic outcomes and improved overall patient satisfaction as suggested to us by several dermatologists and plastic surgeons and supported by our physician use study.

        Clinical development.    In 2005 and 2006, we conducted a large, multi-center, physician use study supporting independent clinical research on our systems. The study entailed physician and patient evaluations of skin quality on patients using our Obagi Nu-Derm System in conjunction with other cosmetic facial procedures. Based on the results of this clinical use study of over 2,600 patients, we launched the Obagi Condition and Enhance Systems. The results indicate enhanced patient outcomes and satisfaction are achieved with combined use of our Obagi Nu-Derm System and several commonly performed cosmetic procedures including Botox and facial laser resurfacing. We plan to continue to build clinical support for the benefits of our systems in conditioning the skin and enhancing the outcomes of the most commonly performed cosmetic procedures, such as chemical peels, dermabrasion and laser resurfacing.

Product line	Description	Applications	Launch date
Obagi Condition and Enhance for Botox	Line extension of Nu-Derm System designed for use after facial injections	Enhances patient outcomes and satisfaction for Botox and other injectible procedures	2006
Obagi Condition and Enhance for Non-Surgical Cosmetic Procedures	Line extension of Nu-Derm System designed for use with non-surgical cosmetic procedures such as Botox, fillers and lasers	Enhances patient outcomes and patient satisfaction	2007
Obagi Condition and Enhance for Surgical Cosmetic Procedures	Line extension of Nu-Derm System designed for use before and after surgical cosmetic procedures	Enhances patient outcomes and patient satisfaction	2007

  Obagi Condition and Enhance for Botox

        According to ASPS, there were approximately 3.8 million Botox injections performed in 2005. Botox is a non-surgical, physician administered cosmetic treatment that can temporarily reduce moderate to severe frown lines between eye brows (glabellar lines associated with corrugator and/or procerus muscle activity) for up to four months. In order to maintain the results, a patient needs to be injected every three to four months. We are planning to conduct a 12-week multi-center, randomized, single-blind, post-market study comparing the aesthetic outcome of the application of Botox alone to the application of Botox with our post treatment Obagi Condition and Enhance System. The primary endpoints will be additive improvements in periorbital and periocular fine wrinkles, facial mottled hyperpigmentation, skin clarity, sallowness, laxity, tactile roughness and overall patient satisfaction. We anticipate initiating this study in 2007 for completion in 2008.

  Obagi Condition and Enhance for Laser

        We are evaluating and sponsoring studies to evaluate the use of Obagi Nu-Derm products in aiding skin healing in non-ablative and ablative laser procedures, which are procedures using lasers that work primarily by removing the top layer of the skin, while the subsequent layer is heated. These initiatives are based on anecdotal evidence, supplied by physicians who are experienced with our Obagi Nu-Derm System, that indicates the possibility of improved recovery and healing time when our Obagi Nu-Derm System is used with ablative laser procedures. We also agreed to work jointly with Syneron Medical Ltd. to conduct physician site studies using our Obagi Condition and Enhance Systems in conjunction with their elôs technology. However, there can be no assurance that these studies will be completed or the results will be positive.

  Obagi Condition and Enhance for Basal Cell Carcinoma

        According to the American Society for Dermatologic Surgery, approximately 1.7 million procedures to treat skin cancer were performed in the United States in 2005. Basal cell carcinoma is the most common skin cancer. Electrodessication and curettage is a commonly employed treatment in which superficial skin cancers are scraped with a curette followed by electrocautery of the site in three successive cycles. Electrodessication and curettage usually leaves a scar and hypopigmented, firm, and demarcated skin. We have initiated a multi-center, randomized, single-blind, controlled study comparing the efficacy of pre-treatment and post-treatment with our Obagi Nu-Derm System with a commonly prescribed regimen of gentle cleanser and emollient on skin healing. The primary endpoints will include improvement in scar appearance, scar formation and hypopigmentation, firmness and skin demarcations.

New Products and Product Lines

  ELASTIderm—Anti-Aging

        Market opportunity.    Elastin is a protein found in the dermis which allows the skin to resume its normal shape after stretching. As skin ages, it loses its elasticity and begins to sag, particularly around the eyes, on the neck and on the hands. According to Kline & Co., in 2006, the eye, hand and neck skin care market in the spa and salon channel was estimated at over $170 million per year, comprised of products that are primarily designed to improve skin appearance through added moisturization, or building collagen in the skin. We conducted a soft-launch of an eye cream product under the Obagi ELASTIderm brand name in mid-October 2006, limited to our aesthetic sales force and targeted for existing accounts. In February 2007, we announced the formal launch of an ELASTIderm Eye Therapy, including both the eye cream and a new eye gel product.

        We are also evaluating the use of future ELASTIderm products on other areas of the body which may help the body's own natural ability to increase epidermal thickness, augment hypodermal fat and increase elastin levels by supplying increased local concentrations of natural mineral actives to the relevant tissue, thereby improving the elasticity and skin tone. These areas may include the neck, hands, full face, arms and other areas of the body. However, there can be no assurance that additional products will be successfully developed in the future. The level of commercial acceptance of the recently introduced products cannot yet be determined, and there can be no assurance that additional products will be successfully developed in the future.

        Clinical development.    A nine-week treatment, single blind clinical study was conducted with 33 subjects to determine the efficacy of our ELASTIderm product which contains a bi-mineral complex known as "copper zinc malonate." The primary endpoints were appearance in under eye skin elasticity (Cutometer® Evaluation), fine line wrinkles (Skin Replica Analysis) and moisturization (Corneometer® Evaluation). Twice daily application of this novel bi-mineral complex resulted in significant improvements in elasticity as early as week two. Improvements in elasticity increased with each successive visit, with a peak 46% improvement relative to baseline at week nine. P values in each week of the study ranged from .01 to .001, and were considered statistically significant.

        A significant reduction in the number of coarse periorbital (skin around the eyes) wrinkles was also evident, in objective measurements of wrinkles using soft silicone impressions, which showed a maximal reduction of 16% (p = 0.05) at week nine. Subjective feedback further showed a 214% increase, from baseline, in the number of subjects that considered their periorbital wrinkles to be not perceptible or mild to barely noticeable at week nine. Moreover, standardized digital photography demonstrated visible improvements in the appearance of periorbital fine lines and wrinkles in as little as two weeks. Our clinical results provide objective and subjective support that our novel bi-mineral complex was effective at improving photodamaged (sun damaged) periorbital skin elasticity and fine lines and wrinkles. Previously mentioned quantitative measurements of elasticity were supported by subjective feedback that demonstrated a 75% increase, from baseline, in the number of subjects that considered the lax/loose appearance of their periorbital skin to be non-existent or mild to barely noticeable at week nine.

  CLENZIderm M.D.—Acne

        Market opportunity.    Acne is an inflammatory disease of the skin that results from a blockage of follicles or pores, as a consequence of accumulating dead skin cells and sebum, together which create a perfect medium for bacteria. The bacterium, P. acne, is a gram positive anaerobic bacterium that colonizes the sebaceous follicles and is implicated in the pathogenesis of acne. The prescription topical anti-acne market primarily includes BPO as a single active ingredient, or monotherapy product, BPO combination products (with antibiotics), topical retinoids, such as Retin-A, and topical antibiotics. Kalorama projects that the global market for prescription acne and rosacea drugs, including BPO, retinoids, and antibiotics, will increase 13% from $1.6 billion to $1.8 billion over the five years from 2005 to 2010.

        Current formulations of BPO are emulsions, comprised of large, highly insoluble particles which do not pass easily into the skin follicle to treat the underlying causes of acne. As a result, the efficacy of existing formulations of currently marketed BPO products is limited. We have developed proprietary technologies that we believe will increase the ability of BPO to penetrate the epidermis and compromised sebaceous follicle.

        Obagi CLENZIderm M.D.    We have developed a system of products for acne treatment featuring a novel formulation of BPO which our clinical studies show to penetrate more readily into the skin follicle than current creams or gels because it is in solution form. We believe that our solution-based acne system will be a more effective treatment for acne because a greater amount of the active ingredient, BPO, will penetrate the hair follicle to act on P. acne bacteria.

        Clinical development.    We conducted several clinical studies demonstrating that our novel BPO alone achieved greater intrafollicular and skin surface bactericidal activity (or kill) against P. acnes than both a prescription generic BPO formulation and a prescription BPO/antibiotic combination product. We also conducted a randomized, two week split face study to evaluate the efficacy of our acne therapeutic system, with our novel 5% BPO serum gel and 2% Salicylic Acid toner, compared to BenzaClin®, a commercial prescription BPO/antibiotic combination product. The primary efficacy endpoint measured changes in inflammatory and non inflammatory lesions from baseline and at week two. Our acne therapeutic system resulted in faster reduction in acne lesions than the BPO combination product, as demonstrated in week one results; a 23% lesion reduction versus a 12% reduction in inflammatory lesions and a 13% reduction in non inflammatory lesions versus 5%. After two weeks of treatment, our acne therapeutic system had achieved a greater reduction in non-inflammatory lesions (34%) than the prescription BPO/Clindamycin combination (21%) and a comparable reduction in inflammatory lesions (52% and 50%, respectively). The expert assessments showed that 81% of the subjects using our system improved from moderate or severe acne categories to mild, almost clear or clear.

        Additionally, we conducted a three week, full-face, single center, investigator blinded, randomized study with 41 subjects to evaluate the efficacy and tolerability of our CLENZIderm M.D. System with three different dosing regimens. All three dosing regimens showed statistically significant (P values less than .001) reductions in inflammatory and non-inflammatory lesion counts; 62%, 68%, 73% respectively at day 21 for inflammatory lesions and 47%, 54%, 56% for non inflammatory lesions. There was no statistical difference in lesion reduction between the three dosing regimens. All treatment regimens were well tolerated with mean levels of erythema, dryness, itching and irritation less than mild throughout the study.

        We believe these studies show the efficacy of our novel BPO formulations in reducing P. acnes and clearing visible acne lesions on the skin. Additionally, in mid-November 2006, we conducted under the CLENZIderm M.D. brand name, a controlled experience trial with select dermatologists who currently prescribe the existing Obagi systems. Based on the results of that trial, we began a full commercial launch of the CLENZIderm M.D. for normal to oily skin in February 2007 and for normal to dry skin in July 2007.

        We are also evaluating the use of future CLENZIderm products alone or in combination with other products on other skin diseases that may respond to treatment with an effective antimicrobial system. However, there can be no assurance that additional products will be successfully developed in the future. The commercial acceptance of the recently introduced CLENZIderm products cannot yet be determined, and there can be no assurance that additional products will be successfully developed in the future.

  Areas of future growth

        We believe that our Penetrating Therapeutics technology may be applicable in other skin health areas. We are currently screening therapeutic candidates in related areas such as rosacea, fungal infections, dermatitis/seborrhea, hair growth and topical hair removal. According to Kalorama, in 2005 these therapeutic areas represented markets ranging from $500 million to over $2.8 billion in size.

        Our product development strategy is to enhance the efficacy of established, widely prescribed, FDA-approved dermatology products (both prescription and OTC) by developing mechanisms that significantly enhance the penetration of these agents across the skin's protective barrier into the deeper layers of the skin, where therapeutic benefits are realized. We describe this enabling technology as Penetrating Therapeutics, in which the individual chemical characteristics of both active and inactive agents are addressed and then combined in a systematic manner based on their pharmacokinetic properties.

        We seek to demonstrate through clinical studies the improved efficacy of various topical agents when used as part of our systems. We are conducting and plan to initiate numerous clinical studies to demonstrate the advantages of our products in both blinded, randomized controlled studies and direct comparative studies. We will seek to conduct clinical studies that provide both clinically and statistically significant results. We will work with leading researchers and clinicians in their respective fields of applications and markets. We intend to use these results in marketing our products.

Sales and Marketing

        Domestic.    We believe we are the market leader in the physician-dispensed skin care channel with a 27% share and nearly three times the market share of the next largest competitor, according to a 2006 study by Kline & Co. As of June 30, 2007, we had approximately 4,800 active accounts in the United States. Each account has at least one licensed physician on-site and we estimate that there are approximately 7,500 physicians in total practicing under these active accounts. This includes physicians on-site at a small but rapidly growing number of medical spas.

        The U.S. market accounted for 82% and 85% of our net sales in 2006 and the six months ended June 30, 2007, respectively. In the United States, we focus our sales and marketing efforts primarily toward plastic surgeons, dermatologists and other physicians with an aesthetic skin care focus using our direct sales force. As of June 30, 2007, we had 122 sales, marketing and education specialists, including 107 dedicated sales representatives and managers. We believe that we have sufficient sales representation to enable us to effectively target the plastic surgeons, dermatologists and aesthetic skin care physicians who dispense skin care products in the United States. According to a 2006 Kline & Co. study, there were approximately 10,100 of these physicians in the United States.

        In addition to effective systems, we also offer turn-key practice building programs and patient events that help the physicians grow their practices. These resources help each physician practice improve their recurring patient visits and revenue streams.

        Our marketing efforts have a dual focus. First, we market directly to physicians in an attempt to both create treatment awareness and encourage the use of our products by both new and existing physician clients. To support this effort, we use medical journal advertising, direct mail, sales aids, video, CD and slide demonstrations, physician-to-physician speaker presentations, trade shows, reminder items, educational and training support, internet resources, and telemarketing. Second, we attempt to create and then build upon the relationships with our physician customers by marketing our products to their patients through their medical practices. To support this effort, we provide patient education booklets and videos, funding for cooperative advertising, training and direct assistance in patient seminars and other programs, continuous product education and direct to consumer advertising and public relations programs for patient referrals.

        In addition, our research and development staff is designing and coordinating clinical studies to support the application of our existing product lines in new markets and to enhance our current marketing efforts. We have conducted numerous studies with the Department of Dermatology at the University of California, Irvine and Education and Research Foundation, Lynchburg, VA. In addition, we are currently in discussions with leading dermatologists associated with numerous reputable institutions, to coordinate additional clinical studies for new product applications and formulations. We believe evidence from our clinical studies may validate the performance of our existing products and provide a platform for the development of new products and product applications.

        International.    International markets accounted for 18% and 15% of our net sales during 2006 and the six months ended June 30, 2007, respectively. We address international markets through 12 international distribution partners that have sales and marketing activities in approximately 35 countries outside of the United States, and two trademark and know-how license agreements for the drug store and aesthetic spa channel of Japan. We target distribution partners who are capable and willing to mirror our sales and distribution model in the United States and who have an established business and reputation in the physician channel. Much like our business model in the United States, these distributors address their territories through direct sales representatives selling to physicians, or through alternative distribution channels, depending on regulatory requirements and industry practices. The sale of skin health and restoration products through physician offices is not as widely established internationally as it is in the United States. For example, some of our more successful international distribution partners include our partners in Southeast Asia, the Middle East and the Philippines. In these territories, our partners utilize Obagi-branded medical centers to employ trained physicians for patient sales, as well as a training center to provide product and sales training to regional physicians and their staff. Separately, some of our distribution partners, such as our partners for Mexico and Canada, leverage their existing complimentary product offerings to gain rapid account penetration for

Obagi Systems in their territories. International sales are diversified, and our largest individual medical channel distribution partner purchased approximately $2.4 million from us during 2006.

        We intend to continue expanding our international presence by entering into strategic relationships in key locations such as Asia, Europe and South America. We believe that there is potential for significant sales growth of our products in international markets due to cultural emphasis on overall skin health and appearance and the continued development and acceptance of surgical and non-surgical cosmetic procedures throughout many countries of the world.

        Licensing.    Where the physician-dispensed skin care channel is underdeveloped we will look for alternative models to build a presence and brand awareness for our products. For example, in Japan we have pursued three separate distribution channels for our brand and product concepts. In 2002, we launched our first formal long-term relationship in Japan by entering into a 10-year trademark and know-how license agreement with Rohto to market and sell our Obagi-developed products in Japan. Rohto is a Japanese pharmaceutical manufacturer and distributor. Under our agreement, Rohto is licensed to manufacture and sell a series of OTC products under the Obagi brand name, including Obagi-C (a vitamin C based topical serum in various concentrations) in the Japanese drug store channel. Rohto's Obagi branded products achieved retail annual sales of over $57 million in 2006 through approximately 5,000 high-end drug stores. We have additional licensing arrangements in Japan as well to market and sell OTC product systems under the Obagi brand, both for in-office use in facial procedures, as well as for sale as a take-home product kit. Separately, in early 2004, we entered into a distribution agreement with Koken Ltd., granting Koken exclusive rights to distribute certain prescription based Obagi Systems in the physician-dispensed channel. Our strategic partners in Japan have engaged in aggressive direct to consumer advertising, which we believe has raised consumer demand in Japan which creates greater brand awareness in the physician channel to the benefit of our core prescription lines. In 2006, these separate distribution channels in Japan generated approximately $4.1 million in net sales for us.

        We will continue to look for credible partners to address new geographies, and to evaluate alternative channel opportunities in other countries to drive brand awareness and accelerate overall market penetration.

Manufacturing

        We believe our manufacturing processes are a competitive advantage, which we have developed through years of experience formulating skin care products. We maintain manufacturing scalability and flexibility by maintaining manufacturing with five qualified contract manufacturers. For all of our proprietary product concepts, we also own the related manufacturing processes, methods and formulations. In the fourth quarter of 2005, we invested in our own manufacturing facility in order to develop the ability to manage and protect the manufacturing process with respect to certain of our new product pipeline concepts. Currently, we plan to use this facility solely for the purpose of smaller scale product manufacturing in connection with new product technologies and smaller market introduction quantities. We currently perform part of the manufacturing process for CLENZIderm in this facility. This facility will allow us to protect intellectual property related to our products in the initial stages unless and until we believe we can transfer such know-how to third-party manufacturers with full protection of related intellectual property.

        We use only FDA compliant manufacturers who specialize in the manufacture of prescription and OTC pharmaceutical and/or cosmetic products. These parties manufacture products pursuant to our specifications. All of these manufacturers are required by law and by our manufacturing standards to comply with current Good Manufacturing Practice, or cGMP. We pre-qualify and continually monitor our manufacturers for quality and compliance. We also require documentation of compliance and quality from those manufacturers that we act as representative for in connection with the promotion and sale of their products. For most of our key products, we have two or more qualified manufacturers. Certain products, including some of our sun protection products, are supplied by a single source. We have one supplier for our Healthy Skin Protection and Sun Block sunscreen products. That supply arrangement can be terminated at any time, and there is no guarantee that we could replace the aesthetic qualities or exact formulation of those sun screen products.

        In addition, while physicians can and in many cases do write a prescription for tretinoin to be fulfilled by a pharmacy in conjunction with our Obagi Nu-Derm System, we also purchase tretinoin directly from Triax Pharmaceuticals, LLC in order to provide physicians the option of dispensing tretinoin directly from the office along with the Obagi products. These products are currently purchased under a five-year product supply agreement, entered into in December 2005, which also provides Obagi with the right to develop Obagi branded product offerings.

Intellectual Property

        Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

        We have pursued an aggressive trademark registration policy as a means to achieve brand recognition and product differentiation in the market. We own various U.S. and foreign trademark registrations and applications and common law marks. In connection with developing new products and product applications, we have filed 37 U.S. provisional and non-provisional patent applications since 2004. We do not own any issued patents with claims covering any of our Obagi Nu-Derm products.

        We have also licensed certain patent applications owned by JR Chem LLC covering our ELASTIderm and CLENZIderm systems. We have relied on services provided by JR Chem LLC in the development of new products to address acne and skin elasticity products, under a five-year contract that expires in 2010. We also have licensed the rights to four patents owned by Avon Products, Inc., one of which expires in 2008 while the remaining three expire between 2013 and 2018, covering methods and formulations for stabilizing Vitamin C in a serum for facial skin benefits, which is in our Obagi-C Rx C-Clarifying serum, Professional-C 5% serum, Professional-C 10% serum, Professional-C 15% serum and Professional-C 20% serum. We entered into the license with Avon in June 2003, for an initial three-year term, and the license is renewed year to year thereafter, at our option, through the life of the last patent to expire.

        We have acquired rights to market, distribute, sell and, in some cases, make products pursuant to license agreements with third parties. Such agreements contain provisions which require us to meet requirements under these agreements, such as payment or royalty obligations, in order to maintain the rights granted under the agreements.

        Below is a table that includes the patents we license that are material to our business as of June 30, 2007:

Patent title	Country in which patent is issued	Licensor	Expiration date of patent/license
Cosmetic Preparation Incorporating Stabilized Ascorbic Acid	United States	Avon	January 8, 2008
Use of Ascorbic Acid to Reduce Irritation of Topically Applied Active Ingredients	United States	Avon	May 14, 2013
Ascorbic Acid Compositions for Reducing Irritation of Topically Applied Active Ingredients	United States	Avon	April 26, 2013
Stable Ascorbic Acid Preparation for Topical Use	United States	Avon	September 10, 2018

Certain Material Agreements

  Triax Pharmaceuticals

        Under a product supply agreement with Triax Pharmaceuticals, LLC, or Triax, entered into on December 8, 2005, we have exclusive rights to sell certain tretinoin products in 0.1%, 0.05% and 0.025% concentrations in the physician-dispensed skin care channel in the United States (including all territories of the United States). If we do not purchase a minimum of 100,000 units of products each year in any combination of concentrations, we will lose our exclusive selling rights in the United States. During the year ended December 31, 2006, we met the minimum purchase requirements. Under the terms of the agreement, we are required to pay Triax Pharmaceuticals a fixed price for the products, subject to volume discounts we may receive if we purchase a certain number of products and those products are sold to our customers within 90 days. These volume discounts are based on calendar year performance and applied to cumulative quarterly purchases. The initial term of our agreement is five years, with an automatic renewal for a successive five year term unless written notice is provided by either party at least 120 days before the end of the current term. Each party has the right to terminate the agreement upon 30 days' prior written notice in the case of material breach and failure to take action to cure such a breach within such 30 day period. Each party also has the option to terminate the agreement by written notice if the other party ceases to carry on its business or becomes the subject of any proceeding under state or federal law for the relief of debtors or otherwise becomes insolvent, bankrupt or makes an assignment for the benefit of creditors, or upon the appointment of a receiver for the other party or the reorganization of the other party for the benefit of creditors.

  Jose Ramirez and JR Chem

        Pursuant to a consultant services and confidentiality agreement with Jose Ramirez and JR Chem LLC, or JR, we have hired JR to perform research and development activities including product formulation, product development and regulatory work, as detailed in various statements of work. Under the terms of the agreement, JR must assign or license to us all rights, title and interests to any and all inventions made during JR's engagement with us or during the one year period thereafter if such inventions involve or are related to our actual or anticipated research or development, or incorporate or are based on any of our confidential information or ideas. We agreed to pay JR a minimum fee of $100,000 per year for five years plus reasonable and customary expenses incurred at our request in connection with the provision of such services, commencing on January 1, 2005, for this product formulation, product development and regulatory work. We also agreed to pay a tiered royalty for successful commercialization of products developed or identified by JR based on annual net sales, with a maximum royalty paid per product, capped at $5.0 million per year. The tiered royalty payable for each new product will be 3% on annual net sales from $0 to $50 million; 4% on annual net sales from $50 million to $75 million; and 5% on annual net sales above $75 million.

        We have a right of first refusal for the exclusive license of any and all of JR's inventions related to skin healthcare that are developed or reduced to practice by JR during the term of the agreement, but not in connection with certain service activities documented in the agreement or certain various statements of work, that are not assignable to us under the terms of the agreement. We would pay a royalty fee for any such exclusive licenses.

        The initial term of the agreement is five years, starting in the beginning of 2005, and may be extended for up to two, one-year renewable terms with the mutual written agreement of each party within 60 days prior to the expiration of the then-current term. We have the right to terminate the agreement at any time in our sole discretion with 30 days' notice by exercising an option to buy-out JR's remaining service obligation for the then-current term. In our sole discretion, we may pay for the buy-out option with our stock or a combination of stock and cash at a fair market valuation. We have the right to terminate the agreement, without triggering the buy-out option, upon 30 days' notice for any violation by JR of this agreement, unless JR is able to cure such violation within such 30 day period. We also have the right to immediately terminate the agreement, without triggering the buy-out option, if JR is convicted of a felony or other crime involving material harm to our standing or reputation, for JR's nonfeasance or willful misconduct, for conduct that brings us into public disgrace or disrepute, or for continuous inattentiveness to JR's duties after written notice of the same. If we exercise our right to terminate the agreement, all of our obligations to JR, except for royalty obligations, shall cease immediately.

        To date, pursuant to this agreement, we have licensed six pending patent applications that cover novel methods and formulations for the treatment of acne, which we are using as the basis for our new acne system marketed under the CLENZIderm M.D. brand, including the first product launched in February 2007. We have also licensed three pending patent applications dealing with composition of matter, wound healing and method of anti-aging treatment, which we are using as the basis for our new ELASTIderm System, including the first product launched in October 2006 and the second product launched in February 2007.

  Avon

        Under a license agreement with Avon Products, Inc., dated June 26, 2003, we have an exclusive worldwide license to manufacture and sell skin care products containing an ascorbic acid component directly to physicians and medical spas. Under the terms of the agreement, we also have a non-exclusive license to manufacture and sell such products directly to drug stores outside of the United States. We have agreed to pay Avon a non-refundable license issue fee of $400,000, payable in three installments. Additionally, we pay a non-refundable annual renewal fee of $100,000. The original term of the agreement expired in 2006 and we have the option to renew the agreement annually until the last of the licensed patents expires on September 10, 2018. Each party, at its option, may terminate the agreement upon 45 days' prior written notice in the case of default in the performance of any obligation under the agreement by the other party and failure to take action to cure such a default within such 45 day period. If we become bankrupt or insolvent, or file a petition for bankruptcy, or if our business is placed in the hands of a receiver, assignee or trustee from which we cannot extract ourselves within 120 days, or if we are liquidated or substantially all of our assets or shares are sold, exchanged or transferred, or in the event of a merger or consolidation to which we are a party and to which Avon reasonably objects, the agreement shall immediately terminate without notice.

Competition

        The market for skin health and restoration is highly competitive with many established manufacturers, suppliers and distributors engaged in all phases of the business. We believe that we face strong competition. Competitive factors in our market include:

  •
  product efficacy and uniqueness;

  •
  brand awareness and recognition;

  •
  product quality, reliability of performance and convenience of use;

  •
  cost-effectiveness;

  •
  breadth of product offerings;

  •
  sales and marketing capabilities and methods of distribution;

  •
  resources devoted to product education and technical support; and

  •
  speed of introducing new competitive products and existing product upgrades.

        We face and will continue to face intense competition. A number of our competitors have greater research and development and marketing capabilities and greater financial resources than we do. These competitors may have developed, or could in the future develop, new technologies that compete with our products or render our products obsolete. We are also likely to encounter increased competition as we enter new markets and as we attempt to further penetrate existing markets. Some of our competitors have in the past and may in the future compete by lowering prices on their products. We may respond by lowering our prices, exiting the market or competing by investing in the development of new, improved products.

        We believe our direct competitors in the physician-dispensed skin care channel include BioMedic from La-Roche Posay, TNS from SkinMedica, Inc., Kinerase from Valeant Pharmaceuticals International, various products from SkinCeuticals, a division of L'Oreal S.A., M.D. Forté and PREVAGE from Allergan, Inc., Vitamin C and various products from IS Clinical, and Neova from PhotoMedex, Inc.

        We believe our indirect competitors which generally sell skin care products directly to consumers consist of large cosmetic companies, including but not limited to The Estee Lauder Companies Inc., Helene Curtis Industries, Inc., L'Oreal S.A., Matrix Essentials, Inc., a division of L'Oreal, Procter & Gamble Company, Neutrogena, a division of Johnson & Johnson, Revlon, Inc. and Unilever N.V. Other companies use medical devices to treat facial aesthetics.

        Our acne products compete with Triaz from Medicis Pharmaceutical Corporation, Benzaclin from Dermik Laboratories, Inc., Brevoxyl and Duac from Stiefel Laboratories Inc., Benzac from Galderma Laboratories, L.P. and ZoDerm from Bradley Pharmaceuticals, Inc. Our acne products also indirectly compete with OTC anti-acne products.

        Our elasticity products have demonstrated clinical evidence of aiding the restoration of elasticity and mature elastin in aged skin. We currently know of no products which have clinical evidence to support this claim. However, there are several products which claim to enhance elastin.

        Our products also compete with current and future medical devices, such as lasers, which are or will be positioned for a variety of skin enhancements such as facial rejuvenation, dermal thickening, acne and other uses. However, we believe our Obagi Systems are complementary to many of these procedures.

Government Regulation

        Federal, state and local governmental authorities in the United States and other countries regulate, among other things, the testing, production, distribution and sale of prescription and over-the-counter drugs and cosmetics. In the United States, the FDA, acting under the FDCA and other federal statutes and Agency implementing regulations, regulates products primarily on the basis of their intended use, as determined by the labeling claims made for the product.

  FDA regulation of cosmetics

        The FDCA defines cosmetics as products and their components intended to be rubbed, poured, sprinkled, or sprayed on, introduced into, or otherwise applied to the human body or any part thereof for cleansing, beautifying, promoting attractiveness, or altering the appearance. Cosmetic products are not subject to FDA pre-market approval authority, although the FDA can take enforcement action for marketed cosmetic products that are adulterated or misbranded, including violations of product safety requirements, use and quantity of ingredients, labeling and promotion and methods of manufacture. Additionally, the FDA monitors compliance of cosmetic products through random inspections of cosmetic manufacturers and distributors. The labeling of cosmetic products is subject to the requirements of the FDCA, the Fair Packaging and Labeling Act and other FDA regulations.

        We believe that many of our products in the Obagi Nu-Derm, Obagi-C Rx, Obagi Professional-C, ELASTIderm, CLENZIderm M.D. and other product lines, as labeled and intended for use, fall within the FDA definition of cosmetics and therefore do not require pre-market review and approval. Cosmetics may be sold both over the counter and through a physician's office, subject to state laws governing the commercial practices of physicians.

  FDA regulation of drug products

        The FDCA defines drugs as products intended to cure, mitigate, treat or prevent a disease or to affect the structure or any function of the human body. Drug products are subject to more comprehensive safety and effectiveness requirements of the FDCA and its implementing regulations. In general, products falling within the FDCA's definition of "new drugs" require pre-marketing clearance by the FDA. Products falling within the FDCA's definition of "drugs" that are not "new drugs" and that are generally recognized as "safe and effective" for the indication for which they are being marketed generally do not require pre-market review and approval from the FDA. Such drug products are commonly commercialized under the FDA Compliance Policy Guide entitled Marketed New Drugs Without Approved New Drug Applications or Abbreviated New Drug Applications and are subject to compliance with FDA regulations concerning manufacture, labeling, distribution, and recordkeeping for drug products.

        We market a number of sunscreen products that are regulated by the FDA as OTC drug products subject to an FDA final monograph but not requiring FDA pre-market review or approval. We also market a number of products containing 4% hydroquinone that we believe are not "new drug" products and that are generally recognized as safe and effective for the indications for which they are being marketed. We also market a number of products containing 4% hydroquinone that are currently not subject to FDA pre-market approval. In August 2006, the FDA issued a proposed rule that stated that OTC skin bleaching products containing hydroquinone and currently marketed outside the physician channel at 2% concentrations or less, were not generally recognized as safe and effective, were misbranded, and are new drugs within the meaning of the FDCA. The FDA proposed that because of the carcinogenic and ochronosis potential of hydroquinone, its use in skin bleaching drug products should be restricted to prescription use only, and users of such products should be closely monitored under medical supervision. The FDA also withdrew a tentative proposed monograph that concluded that hydroquinone products were generally recognized as safe and effective and stated its intent to require New Drug Application approval for continued marketing of prescription hydroquinone products at the time of publication of the final rule. The FDA is presently reviewing public comments received in response to the August 2006 Proposed Rule. Finally, our tretinoin prescription drug product offerings are licensed from and supplied by Triax Pharmaceuticals, LLC, which holds FDA approval of Abbreviated New Drug Applications, or ANDAs, for those products.

  FDA regulation of "new drug" products

        The steps required before a "new drug" may be marketed in the United States include (i) pre-clinical laboratory and animal testing, (ii) submission to the FDA of an Investigational New Drug, or IND, application which must become effective before clinical trials may commence, (iii) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug, (iv) submission to the FDA of a New Drug Application, or NDA, and (v) FDA approval of the NDA prior to any commercial sale or shipment of the drug. An Abbreviated New Drug Application, or ANDA, is required to be submitted and approved when the drug product intended for commercialization is bioequivalent to an already approved NDA product; an ANDA application does not need to repeat the clinical trials that were required for approval of the NDA, or reference listed drug. In addition to obtaining FDA approval for each product, each domestic drug-manufacturing establishment must be registered with the FDA. Drug product manufacturing establishments located in California also must be licensed by the State of California in compliance with separate regulatory requirements.

        Pre-clinical testing is generally conducted on laboratory animals to evaluate the potential safety and the efficacy of a drug. The results of these studies are submitted to the FDA as a part of an IND, which must be approved before clinical trials in humans can begin. Typically, clinical evaluation involves a time consuming and costly three-phase process. In Phase I, clinical trials are conducted with a small number of subjects to determine the early safety profile, the pattern of drug distribution and metabolism. In Phase II, clinical trials are conducted with groups of patients afflicted with a specific disease to determine preliminary efficacy, optimal dosages and expanded evidence of safety. In Phase III, large-scale, multi-center, comparative trials are conducted with patients afflicted with a target disease to provide sufficient data to demonstrate the efficacy and safety required by the FDA. The FDA closely monitors the progress of each of the three phases of clinical trials and may, at its discretion, re-evaluate, alter, suspend or terminate the testing based upon the data that have been accumulated to that point and its assessment of the risk/benefit ratio to the patient.

  The OTC monograph system

        While FDA approval is generally required before a new drug product may be marketed in the U.S., many OTC drugs are exempt from the FDA's pre-marketing approval requirements. In 1972, the FDA instituted the ongoing OTC Drug Review to evaluate the safety and effectiveness of OTC drug ingredients in the market. Through this process, the FDA issues monographs for therapeutic product categories that set forth the specific active ingredients, dosages, strengths, indications for use, warnings and labeling statements for OTC drug ingredients that the FDA will consider generally recognized as safe and effective for OTC use and therefore not subject to pre-market approval.

        OTC drug ingredients are classified by the FDA in one of three categories: Category I ingredients which are deemed generally recognized as "safe and effective and not misbranded" for OTC use; Category II ingredients which are deemed "not generally recognized as safe and effective or would result in misbranding" for OTC use; and Category III ingredients which are those for which "available data is insufficient" to classify them in Category I or II. Based upon the results of ongoing studies, the FDA may reclassify all Category III ingredients as Category I or Category II ingredients.

        For most categories of OTC drugs not yet subject to a final monograph, the FDA usually permits such drugs to continue to be marketed until a final monograph becomes effective, unless the drug will pose a potential health hazard to consumers. The FDA's policy also generally applies to prescription drugs containing the same active ingredients as a marketed OTC product for the same or similar uses as the OTC product.

        Drugs subject to final monographs, as well as drugs that are subject only to proposed monographs, are subject to various FDA regulations concerning, for example, manufacturing in accordance with cGMPs, general and specific labeling requirements and prohibitions against promotion for conditions other than those stated in the labeling. Drug manufacturing facilities are subject to FDA inspection, and failure to comply with applicable regulatory requirements may lead to administrative or judicially imposed penalties.

        The active ingredient in Tolereen, hydrocortisone, the active ingredient in Bacitracin, bacitracin zinc and the active ingredient in Sunblock, zinc oxide, are currently classified by the FDA as Category I ingredients. We currently market these products and must do so in accordance with FDA's final monographs for their respective therapeutic categories.

  FDA enforcement discretion for marketed unapproved drug products

        The Obagi Nu-Derm Clear, Blender and Sunfader products and the Obagi-C Rx C-Clarifying Serum and C-Night Therapy products contain the active ingredient hydroquinone at a 4% concentration and are marketed as prescription drugs under the FDA Compliance Policy Guide, or CPG, entitled Marketed New Drugs Without Approved New Drug Applications or Abbreviated New Drug Applications. These hydroquinone products must be administered under the supervision of a physician but are not subject to prior FDA approval when formulated and labeled in accordance with guidelines for prescriber information under direction of a physician. 4% Hydroquinone is known as a DESI II drug, as its active ingredient was marketed prior to FDA's 1962 institution of drug effectiveness requirements. To date, the FDA has not required NDA approval for the continued marketing of hydroquinone. In its August 2006 proposed rule, regarding OTC hydroquinone, the FDA indicated its intent to require NDA approval for prescription 4% hydroquinone products. See "Risks Related to Regulatory Matters," and "FDA Regulation of Drug Products." If the FDA does change the status of 4% hydroquinone to require an NDA, and if the FDA does not allow us to continue to market our products while we attempt to comply with such new requirement as imposed, or if the FDA does not approve an NDA filed by us or a third party for 4% hydroquinone drug product, then we will no longer be able to rely on the CPG to market our Obagi Nu-Derm and Obagi-C Rx Systems containing hydroquinone. FDA approval of a 4% hydroquinone drug product under an NDA filed by another party may adversely affect our ability to continue to market our products under the CPG.

  FDA regulation of drug manufacturing

        We and the third-party manufacturers on which we rely for the manufacture of our products are subject to requirements that drugs be manufactured, packaged and labeled in conformity with cGMPs. To comply with cGMPs, manufacturers must continue to spend time, money and effort to meet requirements relating to personnel, facilities, equipment, production and process, labeling and packaging, quality control, recordkeeping and other requirements. The FDA periodically inspects drug manufacturing facilities to evaluate compliance with cGMPs.

  FDA Regulation of Our Products and Product Candidates

        The following table summarizes the current status of the active ingredients in, FDA pre-marketing approval (if any) required for, FDA regulatory category of, and launch date for our material products and product candidates:

Product	Main Functioning or Active Ingredients(1)	FDA Pre- Marketing Approval Required	Product Status(2)	Date Launched
Obagi Nu-Derm Gentle Cleanser(3)	Mild Cleansers	No	Cosmetic	1988
Obagi Nu-Derm Foaming Gel(3)	Mild Cleansers	No	Cosmetic	1988
Obagi Nu-Derm Toner(3)	Hamamelis Virginiana (Witch Hazel) Distillate	No	Cosmetic	1988
Obagi Nu-Derm Clear(3)	Hydroquinone 4%	No	DESI II	1988
Obagi Nu-Derm Exfoderm(3)	Phytic Acid	No	OTC	1988
Obagi Nu-Derm Exfoderm Forte(3)	Glycolic Acid, Lactic Acid	No	Cosmetic	1988
Obagi Nu-Derm Blender(3)	Hydroquinone 4%	No	DESI II	1988
Obagi Nu-Derm Sun Block SPF 32(3)	zinc oxide 18.5%	No	OTC	2004
Obagi Nu-Derm HSP SPF 35(3)	Octyl Methoxycinnamate 7.5%, Zinc Oxide 9.0%;	No	OTC	2002
Obagi Nu-Derm Sunfader	Hydroquinone 4% Octyl Methoxycinnamate 7.5%, Oxybenzone 5.5%	No	DESI II	1984
Obagi Nu-Derm Eye Cream	Mild Moisturizers	No	Cosmetic	1984
Obagi-C Rx C-Cleansing Gel	Mild Cleansers	No	Cosmetic	2004
Obagi-C Rx C-Exfoliating Day Lotion	Glycolic Acid	No	OTC	2004
Obagi-C Rx C-Clarifying Serum	Hydroquinone 4%	No	DESI II	2004
Obagi-C Rx C-Therapy Night Cream	Hydroquinone 4%	No	DESI II	2004
Obagi-C Rx C-Sunguard SPF 30	Octyl Methoxycinnamate 7.5%, Zinc Oxide 9.0%	No	OTC	2004
Obagi Professional-C Serum	L Ascorbic Acid (Vitamin C) 5% to 20% concentrations	No	Cosmetic	2005
Obagi Nu-Derm Tretinoin	Tretinoin 0.025% to 0.1%	Yes	ANDA	2006(4)
Obagi CLENZIderm M.D. Daily Care Foaming Cleanser	Salicylic Acid 2%	No	OTC	February 2007
Obagi CLENZIderm M.D. Pore Therapy	Salicylic Acid 2%	No	OTC	February 2007
Obagi CLENZIderm M.D. Serum Gel	Benzoyl Peroxide 5%	No	OTC	February 2007
Obagi ELASTIderm Eye Cream	Mineral complexes	No	Cosmetic	2006
Obagi ELASTIderm Eye Gel	Mineral complexes	No	Cosmetic	February 2007
Obagi CLENZIderm M.D. Therapeutic Lotion	Benzoyl Peroxide 5%	No	OTC	July 2007
Obagi CLENZIderm M.D. Therapeutic	Glyceryn 20% Dimethieme 1%	No	OTC	July 2007
Obagi CLENZIderm M.D. Daily Care Cream Cleanser	N/A	No	Cosmetic	July 2007

(1)
By definition, products classified as cosmetics do not have active ingredients. For cosmetics, the main functioning ingredient is listed.

(2)
Product Status Definitions:

OTC, or Over-the-Counter, products are defined as products that are considered drugs by the FDA, but that do not require physician prescription or oversight.

DESI II products are defined as products that are considered drugs that require physician prescription, but are not subject to FDA pre-marketing approval as they are generally recognized as safe and effective for their intended uses and are commercialized under an FDA Compliance Policy Guide for marketed unapproved drugs, which includes Drug Efficacy Study Indication, or DESI drugs. ANDA products are defined as drugs that have received FDA approval under an abbreviated new drug application; our only ANDA product requires physician prescription.

Cosmetic products are defined as products which are not considered drugs by the FDA, are not allowed to make drug claims, and do not require FDA pre-marketing approval or physician prescription or oversight.

(3)
These products are also included in our Obagi Condition and Enhance System, which was launched in 2006.

(4)
Obagi Nu-Derm branded Tretinoin is manufactured by Triax Pharmaceuticals under its ANDA, and was launched under the Obagi brand in 2006, however, we have been selling tretinoin supplied by Triax Pharmaceuticals under the Spear brand since 2003.

  Federal regulation of advertising and promotion

        The FDA regulates the advertisement of prescription drug products. The U.S. Federal Trade Commission, or FTC, and state authorities regulate the advertising of OTC drugs and cosmetics, as well as exercise general authority to prevent unfair or deceptive trade practices.

        In addition to FDA restrictions on marketing of prescription products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

        Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn are used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer.

        Also, as part of the sales and marketing process, pharmaceutical companies frequently provide samples of approved drugs to physicians. This practice is overseen by the FDA and other governmental authorities under the Prescription Drug Marketing Act and regulations that include requirements concerning record keeping and control procedures.

        Certain states, including California, have also recently begun regulating the promotion of prescription drug products and require compliance with annual certification and disclosure requirements regarding our policies for drug promotion and the amount of money we spend per prescribing physician on drug promotion. Compliance with changing federal and state laws and regulations on prescription product promotion requires a great deal of time and effort.

  Other government regulation

        We and our suppliers or third-party manufacturers may also be subject to regulations under other federal, state, and local laws, including the Occupational Safety and Health Act, the Environmental

Protection Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries.

Employees

        As of June 30, 2007, we had 173 employees, all of whom were located in the United States. Our employees include 122 in sales and marketing, 21 in product development, manufacturing and distribution and 30 in administrative functions. Our employees are all non-unionized, and we believe our relations with our employees are good.

Facilities

        As of June 30, 2007, we leased the following facilities:

Function	Location	Square feet	Lease expiration
Headquarters	Long Beach, CA	17,000	July 2008
Distribution Center	Carson, CA	27,000	October 2008
Manufacturing	Milford, CT	4,000	November 2008
Marketing & Training Center	Beverly Hills, CA	2,100	July 2011

        We believe our facilities are adequate for their intended use and are sufficient for our current level of operations. Because the lease for our headquarters expires in July 2008, we are seeking new space for our headquarters, and we intend to enter into a lease for this new space.

        Our skin health and licensing activities are initiated and coordinated from our Long Beach headquarters. Our skin health development efforts are based at our Long Beach headquarters, with development and manufacturing facilities in Milford Connecticut. The lease for our manufacturing facility expires in November 2008. Our skin health training center for employees is also located at our Long Beach headquarters. Our cGMP compliance training for distribution personnel and sales training for customer service representatives is provided in Long Beach. In January 2007, we opened a marketing and training center in Beverly Hills to train physicians and aestheticians in the U.S. and internationally. This facility is leased from an affiliate of Dr. Obagi.

        Our skin health distribution center is strategically located for quick, convenient and reliable distribution with access to all major carriers in Southern California.

Legal Matters

        From time to time, we are involved in litigation and other legal matters in the normal course of business. Management does not believe that the outcome of any of these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information about our executive officers and directors as of August 31, 2007.

Name	Age	Position(s)
Steven R. Carlson	50	Chief Executive Officer, President and Director
Curtis A. Cluff*	41	Executive Vice President, Corporate Development and Operations and Secretary
Stephen A. Garcia	48	Chief Financial Officer
David Goldstein	46	Executive Vice President, Global Sales and Field Marketing
Judith C. Hattendorf	64	Senior Vice President, Product Development
Albert J. Fitzgibbons III(1)	62	Chairman of the Board of Directors
John A. Bartholdson(2)	36	Director
Bradley J. Hoecker(3)	45	Director
Edward A. Grant(1)(2)	57	Director
Albert F. Hummel(2)(3)	62	Director
Ronald P. Badie(1)(2)(3)	64	Director

*
Mr. Cluff tendered his resignation as an officer on September 7, 2007, effective December 31, 2007.

(1)
Member of the Compensation Committee.

(2)
Member of the Audit Committee.

(3)
Member of the Nominating/Corporate Governance Committee.

        Steven R. Carlson has served as our chief executive officer and president since July 2005 and one of our directors since May 2006. From March 2005 until July 2005, he served as our president. Prior to joining us, Mr. Carlson held senior executive positions with several start-up ventures including ReVance Therapeutics (formerly Essentia Biosystems) from 2004 to 2005, and Orquest Inc. (acquired by Johnson and Johnson) from 1995 to 2003. Mr. Carlson began his career with 15 years at Allergan, where his management experience included Senior Vice President of Marketing and General Manager responsible for building the Botox Global business from 1987 to 1995. Mr. Carlson received his B.S. in biology and chemistry from the University of Minnesota.

        Curtis A. Cluff has served as our executive vice president, corporate development and operations since June 2005. He joined us as chief financial officer and senior vice president, operations in January 2002. Previously Mr. Cluff served as the chief financial officer of Beyond Corporation from 2000 to 2002, and as a vice president, finance for Merisel Inc., a fortune 500 technology distribution company from 1996 to 2000. Beyond Corporation filed a voluntary petition for bankruptcy in January 2002, seeking both state and federal protection. Prior to his time with Merisel Inc., Mr. Cluff served from 1994 to 1996 as the financial controller for the U.S. Pacific division of Westburne Inc., a multi-billion dollar wholesale distributor based in Montreal. He began his career with Deloitte & Touche, LLP's Audit and Advisory Services group, specializing in distribution and high-tech manufacturing. Mr. Cluff is a CPA and received his B.S. in Business Administration from California Polytechnic University.

        Stephen A. Garcia has served as our chief financial officer since July 2005. Mr. Garcia joined us as the director of finance in July 2003 and was promoted to Vice President of Finance in November 2004. Prior to that, Mr. Garcia served as the chief financial officer of Universal Broadband Communications from 2002 to 2003 and the chief financial officer of CCC GlobalCom Corp. from 2001 to 2002. CCC

GlobalCom Corp.'s two subsidiaries filed for bankruptcy in December 2003 and January 2004. Mr. Garcia served as the chief financial officer of Incomnet Communications Corp from 1999 to 2001. Prior to that, Mr. Garcia served in senior and mid-level financial management positions for Incomnet Communications Corp., Melles Griot, Inc. and Focus/MRI, Inc. from 1991 to 1998. Mr. Garcia began his career in 1987 with Deloitte & Touche, LLP. Mr. Garcia is a CPA and received his B.S. in accounting from the University of Southern California.

        David Goldstein has served as our executive vice president, global sales and field marketing since January 2004. He joined us as director of sales for the United States in October 1999. From 1991 to 1999, Mr. Goldstein served in sales management positions for Allergan. Prior to that, Mr. Goldstein worked with Johnson & Johnson, where he served in various sales positions with a particular focus on dermatology products such as Retin-A. Prior to beginning his career in sales, Mr. Goldstein served for four years in the United States Marine Corps, earning a Navy Commendation of Meritorious service. Mr. Goldstein received his B.S. in economics and M.B.A. from National University of San Diego.

        Judith C. Hattendorf has served as our senior vice president, product development since November 2004. She joined us as general manager for the United Kingdom in September 2000. Prior to joining us, Ms. Hattendorf served as Vice President Human Resources at Duramed Pharmaceuticals (acquired by Barr Laboratories), a company focused on developing hormone replacement therapy and oral contraceptive products, where she was responsible for business development for their European branch. Ms. Hattendorf has over 15 years experience working in major hospitals, including positions as the director of critical care services and women's health programs. Ms. Hattendorf received her B.A. from Xavier University in Cincinnati, Ohio and her R.N. from the City University of New York.

        Albert J. Fitzgibbons III has served on our Board of Directors since September 2004 and as chairman of our board since August 2006. Mr. Fitzgibbons is a partner and a director of Stonington Partners, Inc., a position that he has held since 1993, and a partner and a director of Stonington Partners, Inc., II. He has also been a director of Merrill Lynch Capital Partners, Inc., or MLCP, a private investment firm that is a wholly-owned subsidiary of Merrill Lynch & Co., since 1988 and a consultant to MLCP from 1994 to December 2000. He was a partner of MLCP from 1993 to 1994 and executive vice president of MLCP from 1988 to 1993. Mr. Fitzgibbons was a managing director of the investment banking division of Merrill Lynch & Co. from 1978 to July 1994. He is also currently a director of Merisel, Inc., a publicly traded provider of visual and brand imaging services. Mr. Fitzgibbons received his B.A. from Boston College and his M.B.A. from Columbia University.

        John A. Bartholdson has served on our Board of Directors since June 2000. He has been a partner and director of Stonington Partners, Inc. since April 2006, having previously served as a principal since August 1999 and as an associate starting in June 1997. He has also been a partner and a director of Stonington Partners, Inc. II since April 2006. From 1994 to 1995 he worked for Stonington Partners as an analyst. From 1992 to 1994, Mr. Bartholdson worked for Merrill Lynch Capital Partners, Inc., a private investment firm that is a wholly-owned subsidiary of Merrill Lynch & Co. Mr. Bartholdson is a director of several privately held companies. Mr. Bartholdson received his B.A. from Duke University and his M.B.A. from the Stanford Graduate School of Business.

        Bradley J. Hoecker has served on our Board of Directors since 1999. He has been a partner and director of Stonington Partners since November 1997, having served as a principal of Stonington Partners since its formation in 1993. He has also been a partner and a director of Stonington II since November 1997. From 1994 to 2000, Mr. Hoecker worked as a consultant for Merrill Lynch Capital Partners, Inc., or MLCP, a private investment firm that is a wholly-owned subsidiary of Merrill Lynch & Co. He was a principal of MLCP from 1993 to 1994 and an associate of MLCP from 1989 to 1993. Mr. Hoecker was also an associate of the investment banking division of Merrill Lynch, Pierce, Fenner & Smith Incorporated from 1989 to 1994. From 1984 to 1987, Mr. Hoecker was employed by Bankers Trust Company. Mr. Hoecker currently serves as director on several privately held corporations. He is also currently a director of Merisel, Inc. and Conihasset Capital Partners, Inc., a publicly traded holding company concentrating in the semiconductor equipment and materials industry. Mr. Hoecker received his B.B.A. from Southern Methodist University and his M.M. from the Kellogg Graduate School of Management.

        Edward A. Grant has served on our board since November 2005. He is a principal and practice director at Arthur Andersen LLP. He has been a professional at Andersen for more than thirty years. He was an audit partner with the firm for sixteen years, serving as the auditor to several public companies, including companies in the health care industry. Mr. Grant is a member of the Board of Directors of Merisel, Inc. and the chair of its audit committee. Mr. Grant received his bachelor's and two master's degrees from the University of Wisconsin-Madison and became a CPA in 1976. He is a past member of the American Institute of Certified Public Accountants and the Illinois Certified Public Accountants Society and has served on several civic boards.

        Albert F. Hummel has served on our board since November 2005. Mr. Hummel has served as chief executive officer of Pentech Pharmaceuticals Inc., a product development company, since 1998. From 1994 until 1998, Mr. Hummel was a co-founder and general partner of Affordable Residential Communities LLC. Since 1986, he has served as a director of Watson Pharmaceuticals Inc. and was its chief financial officer from October 1991 until December 1994. Mr. Hummel was co-founder of Bradley Hummel Inc., a NYSE firm, and began his career at Merrill Lynch & Co in 1970 as a member of the investment banking group.

        Ronald P. Badie has served on our Board of Directors since November 2006. Mr. Badie spent over 35 years with Deutsche Bank and its predecessor, Bankers Trust Company, retiring in 2002 as Vice Chairman of Deutsche Bank Alex Brown (now Deutsche Bank Securities), the firm's investment banking subsidiary. Deutsche Bank is an international financial services provider. Over the years, Mr. Badie held a variety of senior level positions with the firm and its predecessor, Bankers Trust Company, in both New York and Los Angeles. Mr. Badie currently serves as a director of Amphenol Corporation, Merisel, Inc., and Nautilus, Inc. and is a trustee of The Endowments, an investment fund for non-profit organizations. Mr. Badie is a graduate of Bucknell University and received an MBA from New York University's Stern School of Business.

Composition of the Board

        Our amended and restated certificate of incorporation and bylaws provides that our Board of Directors consist of seven directors, each of whom will be elected annually. We currently have seven directors.

Board Independence

        The Board of Directors has determined that Mr. Grant, Mr. Badie and Mr. Hummel are "independent" under the rules of the Nasdaq Stock Market. Although Nasdaq rules require that a majority of the Board of Directors be independent, under special phase-in rules applicable to new public companies, we will have until December 13, 2007 (one year from the effective date of our initial public offering) to comply with the majority Board independence requirements. Under applicable Securities and Exchange Commission ("SEC") and Nasdaq rules, the existence of certain "related party" transactions above certain thresholds between a director and us are required to be disclosed and preclude a finding by the Board that the director is independent. In addition to transactions required to be disclosed under SEC rules, the Board is required to consider whether there are other transactions, arrangements or relationships, even if not specifically disclosable under the SEC rules, that might impact a director's ability to exercise independent judgment on our behalf. Our Board has determined that there were no such transactions, arrangements or relationships with respect to its independent directors.

Committees of the Board of Directors

        Our Board of Directors currently has an audit committee, a compensation committee and a nominating committee.

        Audit Committee.    The audit committee currently consists of Messrs. Grant (chairman), Bartholdson, Badie and Hummel. The Board has determined that Mr. Badie, Mr. Grant and Mr. Hummel are independent directors and meet the eligibility standards for Audit Committee Service under the rules of the Nasdaq Stock Market. The Board has determined that Mr. Grant qualifies as an "audit committee financial expert" as defined by the rules of the SEC. The Board has determined that Mr. Bartholdson is not an independent director because he is a partner of Stonington Partners, Inc. and we made payments to Stonington Partners, Inc. or its affiliates for property and services during one or more of the last three fiscal years that exceeded the greater of 5% of Stonington Partners, Inc.'s consolidated gross revenues for such year, or $200,000, and such payments did not fall into an excepted category. Mr. Bartholdson was a member of the audit committee prior to our initial public offering and the Board kept him on the audit committee despite his not being independent because of his financial expertise and knowledge of us. In general, Nasdaq requires that the audit committee be comprised only of independent directors. However, pursuant to the phase-in rules of the Nasdaq Stock Market, Mr. Bartholdson may remain on the audit committee until December 13, 2007, one year from the effective date of our initial public offering. Mr. Bartholdson will resign from the audit committee no later than December 13, 2007.

        The purpose of the audit committee is to oversee our accounting and financial reporting processes and audits of our financial statements. The responsibilities of the audit committee include appointing and approving the compensation of the independent registered public accounting firm to conduct the annual audit of our financial statements, reviewing the scope and results of the independent audits, reviewing and evaluating internal accounting policies, overseeing the work of the independent registered public accounting firm, and approving all professional services to be provided to us by our independent registered public accounting firm.

        Compensation Committee.    The compensation committee currently consists of Messrs. Badie (chairman), Fitzgibbons, and Grant. The Board has determined that Mr. Badie and Mr. Grant are independent under the rules of the Nasdaq Stock Market. The Board has determined that Mr. Fitzgibbons is not an independent director because he is a partner of Stonington Partners, Inc. and we made payments to Stonington Partners, Inc. or its affiliates for property and services during one or more of the last three fiscal years that exceeded the greater of 5% of Stonington Partners, Inc.'s consolidated gross revenues for such year, or $200,000, and such payments did not fall into an excepted category. Mr. Fitzgibbons was a member of the compensation committee prior to our initial public offering and the Board kept him on the compensation committee despite his not being independent because of his knowledge of us and our past compensation practices. In general, Nasdaq requires that the compensation committee be comprised only of independent directors. However, pursuant to the phase-in rules of the Nasdaq Stock Market, Mr. Fitzgibbons may remain on the compensation committee until December 13, 2007, one year from the effective date of the our initial public offering. Mr. Fitzgibbons will resign from the compensation committee no later than December 13, 2007.

        The primary duties and responsibilities of the compensation committee are to oversee our overall compensation structure, policies and practices, and assess whether our compensation structure establishes appropriate incentives for management and employees, to administer our incentive-compensation and equity-based compensation plans, to review and approve corporate goals and objectives relevant to the compensation of our chief executive officer and set the compensation of other executive officers, officers, employees, consultants and advisors, to review the performance of such individuals in order to determine appropriate compensation, and to prepare an annual report to our stockholders on executive compensation and review our Compensation Discussion and Analysis.

The compensation committee may delegate its authority to set the compensation of non-officer employees and consultants to officers and other appropriate Company supervisory personnel. The chief executive officer makes recommendations to the compensation committee regarding appropriate goals and objectives relevant to the compensation and performance of the other executive officers.

        The compensation committee has the authority to select and engage, at our expense, such outside consultants, legal counsel and other advisors as it determines necessary and advisable to assist it in the performance of its functions, including the sole authority to retain and terminate any compensation consultant and to approve the consultant's fees and other retention terms. The compensation committee has not retained any outside consultants, legal counsel or other advisors.

        Nominating/Corporate Governance Committee.    The nominating/corporate governance committee currently consists of Messrs. Hoecker (chairman), Badie and Hummel. Messrs. Badie and Hummel are independent directors under the rules of the Nasdaq Stock Market. The nominating committee's responsibilities include recommending to the Board of Directors nominees for possible election to the Board of Directors, recommending directors to the Board of Directors for appointment to its committees and providing oversight with respect to corporate governance. The Board has determined that Mr. Hoecker is not an independent director because he is a partner of Stonington Partners, Inc. and we made payments to Stonington Partners, Inc. or its affiliates for property and services during one or more of the last three fiscal years that exceeded the greater of 5% of Stonington Partners, Inc.'s consolidated gross revenues for such year, or $200,000, and such payments did not fall into an excepted category. Mr. Hoecker was a member of the nominating/corporate governance committee prior to our initial public offering and the Board kept him on the nominating/corporate governance committee despite his not being independent because of his knowledge of us and our industry. In general, Nasdaq requires that the nominating/corporate governance committee be comprised only of independent directors. However, pursuant to the phase-in rules of the Nasdaq Stock Market, Mr. Hoecker may remain on the nominating/corporate governance committee until December 13, 2007, one year from the effective date of our initial public offering. Mr. Hoecker will resign from the nominating/corporate governance committee no later than December 13, 2007.

        Charters for our audit committee, compensation committee and nominating/corporate governance committee are posted on our website at: www.obagi.com.

Compensation Committee Interlocks and Insider Participation

        Messrs. Fitzgibbons, Badie and Grant served on the compensation committee during the year ended December 31, 2006. None of these directors is, or has ever been, one of our officers or employees or an officer or employee of any of our subsidiaries. None of these directors had any relationship requiring disclosure by us under Item 404 of Regulation S-K—Certain Relationships and Related Transactions, except for Mr. Fitzgibbons, whom the Board has determined is not an independent director because he is a partner of Stonington Partners, Inc. and we made payments to Stonington Partners, Inc. or its affiliates for property and services during one or more of the last three fiscal years that exceeded the greater of 5% of Stonington Partners, Inc.'s consolidated gross revenues for such year, or $200,000, and such payments did not fall into an excepted category. Mr. Fitzgibbons was a member of the compensation committee prior to our initial public offering and the Board kept him on the compensation committee despite his not being independent because of his knowledge of us and our past compensation practices. In general, Nasdaq requires that the compensation committee be comprised only of independent directors. However, pursuant to the phase-in rules of the Nasdaq Stock Market, Mr. Fitzgibbons may remain on the compensation committee until December 13, 2007, one year from the effective date of our initial public offering. Mr. Fitzgibbons will resign from the compensation committee no later than December 13, 2007. During the year ended December 31, 2006, none of our executive officers served on the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any other entity, one of whose executive officers also served on the compensation committee or our Board of Directors. No interlocking relationship exists, or in the past fiscal year has existed, between any member of our compensation committee and any member of any other company's board of directors or compensation committee.

Code of Ethics

        We have adopted a code of ethics that applies to all officers and employees, including its principal executive officer, principal financial officer and controller. Any material changes made to the Code of Ethics or any waivers granted to any of our directors and executive officers will be publicly disclosed by the filing of a Current Report on Form 8-K within four business days of such material change or waiver. A copy of our Code of Ethics is available on our website at www.obagi.com.

Director Compensation

        Members of the Board of Directors who are not our employees will be entitled to receive annual retainers of $30,000. The chair of our audit committee, Mr. Grant, will be entitled to receive an additional annual retainer of $10,000. The chair of our nominating/corporate governance committee, Mr. Hoecker, and the chair of our compensation committee, Mr. Badie, each will be entitled to receive an additional annual retainer of $5,000. In addition, all members of the Board of Directors who are not our employees receive $1,500 for each board meeting attended in person and $500 for each board meeting attended via telephone. Each member of the committees of our Board of Directors who are not our employees receive $500 for each committee meeting attended in person and $500 for each committee meeting attended via telephone. Any new non-employee Director who has not been in our prior employ will receive an initial grant of restricted stock with a fair market value of $30,000 on the date such individual joins the Board of Directors. In addition, each non-employee Director will be entitled to receive an annual grant of restricted stock with a fair market value of $30,000.

        Under these arrangements, we paid the members of the Board of Directors who are not our employees the following compensation during the fiscal year ended December 31, 2006:

	Fees Earned or Paid in Cash	Stock Awards		Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Steven R. Carlson	—	—		—	—	—	—	—
Albert J. Fitzgibbons III	—	—		—	—	—	—	—
John A. Bartholdson	—	—		—	—	—	—	—
Bradley J. Hoecker	—	—		—	—	—	—	—
Edward A. Grant	$73,167	—		—	—	—	—	$73,167
Albert F. Hummel	$52,000	—		—	—	—	—	$52,000
Ronald P. Badie	—	$30,008	(1)	—	—	—	—	$30,008
Austin T. McNamara	—	—		—	—	—	—	—
Dr. Obagi	—	—		—	—	—	—	—
LeRoy Keith	$7,500	—		—	—	—	—	$7,500

(1)
On December 13, 2006, the Company issued 2,728 shares of restricted stock to Ronald P. Badie. The fair market value of the restricted stock was based upon the initial public offering price of $11.00. The stock is no longer subject to forfeiture after one year from the date of grant.

Compensation of Executive Officers and Other Information

Overview of the Compensation Program

        The compensation committee of the Board of Directors has responsibility for establishing, implementing and continually monitoring adherence with the Company's compensation philosophy. One of the objectives of the compensation committee is to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive.

Compensation Goals and Philosophy

        The primary goals of the compensation committee with respect to executive compensation are to attract and retain the most talented and dedicated executives possible, to reward the achievement of specific annual, long-term and strategic goals by the Company, and to align executives' interests with those of the stockholders by rewarding performance meeting and exceeding established goals, with the ultimate objective of improving stockholder value. The compensation committee evaluated individual executive performance with a goal of setting compensation at levels the committee believes are appropriate taking into account the responsibility and performance of, and compensation paid to, other executives of the Company and to executives at comparable companies. To that end, the compensation committee believes executive compensation packages provided by the Company to its executives, including the named executive officers, should include both cash and stock-based compensation that reward performance as measured against established goals.

        Historically, the compensation committee has not retained a compensation consultant to review our policies and procedures with respect to executive compensation. The compensation committee conducted an annual review of the aggregate level of our executive compensation and compared the responsibilities and performance of each of our executives. The compensation committee sought to align each element of compensation for each executive with that of his or her peer within the Company's executive team based upon the level of responsibilities of, and performance by, each executive. During 2006, management gathered information concerning the compensation paid to executives at what they considered to be comparable public companies and provided such information to the compensation committee. The compensation committee reviewed such information and took it into account when setting compensation for the Company's executives, but did not consider such information to be a benchmark for setting compensation for the Company's executives. The members of the compensation committee primarily relied on their experience, including management of a private equity fund, in determining the compensation for the Company's executives and believe that the compensation paid to the Company's executives is comparable to similar public companies.

        The compensation committee retained a compensation consultant in early 2007 to assist us in comparing our executive compensation packages to those of our peers in the industry. The committee considered this analysis as part of the basis for setting executive compensation levels in 2007.

Role of Executive Officers in Compensation Decisions

        The compensation committee makes all of the decisions regarding all compensation for the executive officers and approves recommendations regarding equity awards to all officers of the Company. Decisions regarding non-equity compensation of other officers are made by the Chief Executive Officer.

        The Chief Executive Officer annually reviews the performance of each executive officer. The performance of the Chief Executive Officer is reviewed by the compensation committee, although the compensation committee does ask the Chief Executive Officer to provide his view concerning his performance to the compensation committee. The conclusions reached, and the recommendations made by, the Chief Executive Officer, based on these reviews, including with respect to salary adjustments and annual award amounts, are presented to the compensation committee. The compensation committee then discusses the review and recommendation presented by the Chief Executive Officer and discusses their own review of the performance of the executive officers. The compensation committee exercises its discretion in deciding the compensation to be paid to the executive officers.

Elements of Compensation

        To achieve the compensation committee's objectives, the Company's compensation plans must serve three primary purposes. First, they must be competitive. Presently, competitive means targeting total compensation, in the aggregate (i.e., including base pay, short-term incentives, long-term incentives and benefits) in a manner that in line with the executive's internal peer group as an initial benchmark, but varies for each individual based on individual and Company performance. Individual targets are equitably set on the same basis, compared to both peers and internal benchmarks. Secondly, pay should vary based on Company and individual performance. Third, they should align each participant's interests with shareholders. The principal components of executive compensation consist of following elements:

        Base Salary.    Base salaries are provided to our executives to compensate them for services rendered during the fiscal year. Base salaries for our executives are established based on the scope of their responsibilities and their individual performance. Generally, we believe that executive base salaries should be in line with our compensation philosophy. Base salaries are reviewed annually, and adjusted from time to time to realign salaries after taking into account individual responsibilities, performance and experience. For 2007, this review occurred in the first quarter at which time the compensation committee approved a cost of living salary increase of 5% for each of our executive officers, except for Mr. Goldstein, who received a cost of living and performance increase of 10%.

        Discretionary Annual Bonus.    The compensation committee has the authority to award discretionary annual bonuses to our executive officers. The annual incentive bonuses are intended to compensate officers for the Company achieving financial and operational goals and for the officer achieving individual annual performance objectives. These objectives vary depending on the individual executive, but relate generally to the EBIT and revenue targets set during the budgeting process and the individual's performance evaluation. The targets levels selected are designed to be ambitious yet achievable. In this way, each executive's bonus is directly tied to Company results, yet varies based on the individual's actual performance. Short-term incentives primarily support the setting and tracking of financial and operational goals, and rewarding performance that facilitates their achievement.

        Our discretionary annual bonus is paid in cash in an amount reviewed and approved by the compensation committee and ordinarily is paid in a single installment upon the filing of our Annual Report on Form 10-K with the SEC. Pursuant to either an employment agreement, offer letter or oral policy, each officer, is eligible for a discretionary annual bonus up to an amount equal to a specified percentage of such executive's salary. However, the compensation committee may adjust the discretionary annual bonus paid to our executive officers. The compensation committee targeted discretionary bonus amounts to be paid in 2007 for performance in 2006 at 50% of base salary for each of our executive officers, except for the Chief Executive Officer whose target bonus is 65% of his base salary. The actual amount of discretionary bonus was determined after the compensation committee determined that the Company met its financial and operational goals and following a review of each executive's individual performance and contribution to our strategic goals, which was conducted during the first quarter in 2007. The compensation committee has not fixed a maximum payout for any officers' annual discretionary bonus.

        Long-Term Incentive Program.    We believe that long-term performance is achieved through an ownership culture that encourages such performance by our executive officers through the use of stock and stock-based awards. Our stock compensation plans have been established to provide certain of our employees, including our executive officers, with incentives to help align those employees' interests with the interests of stockholders and retain our senior leaders of the Company. The compensation committee believes that the use of stock and stock-based awards offers the best approach to achieving our compensation goals. We have not adopted stock ownership guidelines and our stock compensation plans have provided the principal method for our executive officers to acquire equity or equity-linked interests in the Company.

        Options.    Our 2005 Stock Incentive Plan authorizes us to grant options to purchase shares of common stock to our employees, directors and consultants. Our compensation committee is the administrator of the stock option plan. Stock option grants are made at the commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special retention or performance objectives. The compensation committee reviews and approves stock option awards to executive officers based upon a review of competitive compensation data, its assessment of individual performance, a review of each executive's existing long-term incentives, and retention considerations. Periodic stock option grants are made at the discretion of the compensation committee to eligible employees and, in appropriate circumstances, the compensation committee considers the recommendations of members of management, such as Mr. Carlson, our Chief Executive Officer. In 2006, certain named executive officers were awarded stock options in the amounts indicated in the section entitled "Grants of Plan Based Awards." Stock options granted by us have an exercise price equal to the fair market value of our common stock on the day of grant, typically vest 33% per annum based upon continued employment over a three-year period, and generally expire 10 years after the date of grant. Incentive stock options also include certain other terms necessary to assure compliance with the Internal Revenue Code of 1986, as amended.

        Stock Appreciation Rights.    Our 2005 Stock Incentive Plan authorizes us to grant stock appreciation rights, or SARs. A SAR represents a right to receive the appreciation in value, if any, of our common stock over the base value of the SAR. The base value of each SAR equals the value of our common stock on the date the SAR is granted. Upon surrender of each SAR, unless we elect to deliver common stock, we will pay an amount in cash equal to the value of our common stock on the date of delivery over the base price of the SAR. SARs typically vest based upon continued employment on a pro-rata basis over a three-year period, and generally expire ten years after the date of grant. Our compensation committee is the administrator of our stock appreciation rights plan. To date, no SARs have been awarded to any of our executive officers. We have the right to convert outstanding SARs into stock options.

        Restricted Stock and Restricted Stock Units.    Our 2005 Stock Incentive Plan authorizes the compensation committee to grant restricted stock and restricted stock units, subject to restrictions which lapse in installments or as our compensation committee deems appropriate. Shares of common stock that are subject to restrictions will be forfeited to and reacquired by us if the recipient's employment or service terminates. To date, no restricted stock or restricted stock units have been awarded to any of our executive officers.

        Performance awards, dividend equivalents, other stock grants, and other stock-based awards. Our 2005 Stock Incentive Plan authorizes the compensation committee to grant cash or stock performance awards based on the achievement of performance goals during performance periods established by the committee; dividend equivalents under which the participant is entitled to receive payments equal to the amount of cash dividends paid by us to holders of shares with respect to a number of shares determined by the committee; other stock grants; and other stock-based awards.

        Cash awards.    Our 2005 Stock Incentive Plan authorizes the compensation committee to grant cash awards based upon achievement levels measured against certain performance criteria. The agreement for the cash award may contain provisions regarding the target and maximum amount payable to the participant as a cash award, performance conditions, the timing of any payment earned, restrictions on the alienation or transfer of the cash award prior to actual payment, forfeiture provisions and other terms and conditions determined from time to time by our compensation committee. The maximum amount payable as a cash award granted to any individual under the 2005 Plan for any fiscal year to any participant that is intended to satisfy the requirements for "performance based compensation" under Section 162(m) of the Code shall not exceed $1 million.

        Other Compensation.    Consistent with our compensation philosophy, we intend to continue to maintain our current benefits and perquisites for our executive officers; however, the compensation committee in its discretion may revise, amend or add to the officer's executive benefits and perquisites if it deems it advisable. We believe these benefits and perquisites are currently at median competitive levels for comparable companies. We currently have no plans to change either the employment agreements (except as required by law or as required to clarify the benefits to which our executive officers are entitled as set forth herein) or levels of benefits and perquisites provided thereunder.

Perquisites and Other Personal Benefits

        We may provide our named executive officers with perquisites and other personal benefits that we and the compensation committee believe are reasonable and consistent with its overall compensation program to better enable us to attract and retain superior employees for key positions. The compensation committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers.

        We at times award our executives expense paid vacations as recognition for outstanding achievement.

        We have entered into severance agreements with certain key employees, including the named executive officers. The severance agreements are designed to promote stability and continuity of senior management. Information regarding applicable payments under such agreements for the named executive officers is provided under the heading "Employment Agreements and Potential Payments Made Upon Termination or Change in Control." There are currently no other perquisites or other personal benefits provided to the named executive officers.

Tax and Accounting Implications

Deductibility of Executive Compensation

        As part of its role, the compensation committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals. The Company believes that compensation paid under the management incentive plans is generally fully deductible for federal income tax purposes. However, in certain situations, the Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for its executive officers. In this regard, for fiscal 2006, there were no amounts of base salary and cash bonus in excess of $1,000,000 for any named executive officer.

Accounting for Stock-Based Compensation

        Beginning on January 1, 2006, the Company began accounting for stock-based payments in accordance with the requirements of FASB Statement 123(R).

Summary Compensation Table

        The following Table sets forth information concerning compensation earned for services rendered to the Company by the Chief Executive Officer (the "CEO"), the Chief Financial Officer (the "CFO"), the Company's next three most highly compensated executive officers for fiscal year 2006 other than the CEO and the CFO and the Company's former CEO. Collectively, these are the "Named Executive Officers."

Name and Principal Position	Year	Salary	Stock Awards(1)	Option Awards(1)	Non-Equity Incentive Plan Compensation	All Other Compensation		Total
Steven R. Carlson Chief Executive Officer and President	2006	400,000	—	501,600	300,000	—		1,201,600
Stephen A. Garcia Chief Financial Officer	2006	234,500	—	273,600	100,000	12,363	(2)	620,463
Curtis A. Cluff Executive Vice President, Corporate Development and Operations	2006	279,250	—	273,600	140,000	11,157	(3)	704,007
David Goldstein Executive Vice President, Global Sales and Field Marketing	2006	253,750	—	273,600	160,000	39,278	(4)	726,628
Judith C. Hattendorf Senior Vice President, Product Development	2006	218,750	—	159,600	95,000	—		473,350
Zein E. Obagi, M.D. Executive Medical Director(5)	2006	165,000	—	—	—	854,432	(6)	1,019,432
Austin T. McNamara Former Chairman of the Board of Directors, Chief Executive Officer and President(7)	2006	208,340	—	—	—	—		208,340

(1)
The value of the stock and option awards has been computed in accordance with Statement of Financial Standards (SFAS) No. 123R, "Share-Based Payment," which requires that we recognize as compensation expense the value of all stock-based awards, including stock options, granted to employees in exchange for services over the requisite service period, which is typically the vesting period. For more information, see Note 2 in the Notes to Financial Statements contained in our Annual Report on Form 10-K filed with the SEC on March 15, 2007.

(2)
Mr. Garcia received Company contributions under its 401(k) plan.

(3)
Mr. Cluff received a watch and paid vacation as recognition of his outstanding achievement. He also received company contributions under its 401(k) plan.

(4)
Mr. Goldstein received a watch and a paid vacation as recognition of his outstanding achievement valued at $30,963 after tax gross up. He also received company contributions under its 401(k) plan.

(5)
Dr. Obagi served as our executive medical director until June 2006. He is no longer an officer or employee of the Company.

(6)
Includes (i) $100,000 in royalties paid to Dr. Obagi under the Termination, License and Obligations Agreement dated December 17, 2002; (ii) $385,000 in fees related to the 2006 Agreement dated June 29, 2006; (iii) $368,057 in connection with the 2006 Separation, Release and Non-compete Agreement dated June 29, 2006; and (iv) $1,375 in 401(k) contributions matched by the Company.

(7)
Mr. McNamara served as our chairman until May 2006.

Grants of Plan-Based Awards

        The following table sets forth information regarding grants of stock and option awards made to our Named Executive Officers during fiscal 2006:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)		Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)		Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			Exercise or Base Price of Option Awards ($/Sh)
Steven R. Carlson(1)	12/13 —	— —	$	— 260,000	— —	— —	— —	— —	— —	110,000 —	$11.00 —	$501,600 —
Stephen A. Garcia(2)	12/13 —	— —	$	— 120,500	— —	— —	— —	— —	— —	60,000 —	$11.00 —	$273,600 —
Curtis A. Cluff(3)	12/13 —	— —	$	— 142,000	— —	— —	— —	— —	— —	60,000 —	$11.00 —	$273,600 —
David Goldstein(4)	12/13 —	— —	$	— 129,000	— —	— —	— —	— —	— —	60,000 —	$11.00 —	$273,600 —
Judith C. Hattendorf(5)	12/13 —	— —	$	— 112,500	— —	— —	— —	— —	— —	35,000 —	$11.00 —	$159,600 —
Zein E. Obagi, M.D.(6)	—	—		$123,705	—	—	—	—	—	—	—	—
Austin T. McNamara(7)	— —	— —		$500,000	— —	— —	— —	— —	— —	— —	— —	— —

(1)
Mr. Carlson's base salary is $400,000 and he is eligible for a discretionary cash bonus with a target of 65% of his base salary. The cash bonus paid for 2006 was based on overall financial performance of the Company and personal performance. The stock option award was a discretionary award given at the time of the Company's initial public offering.

(2)
Mr. Garcia's base salary is $241,000 and he is eligible for a discretionary cash bonus with a target of 50% of his base salary. The cash bonus paid for 2006 was based on overall financial performance of the Company and personal performance. The stock option award was a discretionary award given at the time of the Company's initial public offering.

(3)
Mr. Cluff's base salary is $284,000 and he is eligible for a discretionary cash bonus with a target of 50% of his base salary. The cash bonus paid for 2006 was based on overall financial performance of the Company and personal performance. The stock option award was a discretionary award given at the time of the Company's initial public offering.

(4)
Mr. Goldstein's base salary is $258,000 and he is eligible for a discretionary cash bonus with a target of 50% of his base salary. The cash bonus paid for 2006 was based on overall financial performance of the Company and personal performance. The stock option award was a discretionary award given at the time of the Company's initial public offering.

(5)
Mrs. Hattendorf's base salary is $225,000 and she is eligible for a discretionary cash bonus with a target of 50% of her base salary. The cash bonus paid for 2006 was based on overall financial performance of the Company and personal performance. The stock option award was a discretionary award given at the time of the Company's initial public offering.

(6)
Dr. Obagi's base salary was $330,000 and he was eligible for a discretionary cash bonus with a target of 75% of his base salary. No cash bonus was paid for 2006.

(7)
Mr. McNamara's base salary was $500,000 and he was entitled to a cash bonus with a target of 100% of his base salary if certain conditions were met. No cash bonus was paid for 2006.

Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth information regarding outstanding equity awards held by our Named Executive Officers at the end of fiscal 2006:

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)		Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Steven R. Carlson	69,444 13,889 13,889	138,890 27,778 27,778 110,000	(1) (2) (2) (3)	— — — —	$ $ $ $	8.40 10.80 14.40 11.00	3/1/2015 10/31/2015 10/31/2015 12/13/2016	—	—	—	—
Stephen A. Garcia	8,334 9,723	4,166 19,444 60,000	(4) (2) (3)	— — —	$ $ $	8.40 10.80 11.00	3/1/2015 10/31/2015 12/13/2016	—	—	—	—
Curtis A. Cluff	12,500 5,556	12,500 11,111 60,000	(5) (2) (3)	— — —	$ $ $	1.20 10.80 11.00	1/28/2012 10/31/2015 12/13/2016	—	—	—	—
David Goldstein	417 27,778 2,778	— 13,889 5,556 60,000	(4) (2) (3)	— — — —	$ $ $ $	10.00 8.40 10.80 11.00	3/31/2011 3/1/2015 10/31/2015 12/13/2016	—	—	—	—
Judith C. Hattendorf	1,500 11,112 2,778	— 5,555 5,556 35,000	(4) (2) (3)	— — — —	$ $ $ $	1.29 8.40 10.80 11.00	9/1/2010 3/1/2015 10/31/2015 12/13/2016	—	—	—	—
Zein E. Obagi, M.D.	—	—		—		—	—	—	—	—	—
Austin T. McNamara	—	—		—		—	—	—	—	—	—

(1)
Options vest 1/3 each year on March 31, 2006, 2007 and 2008.

(2)
Options vest 1/3 each year on September 30, 2006, 2007 and 2008.

(3)
Options vest 1/3 each year on December 13, 2007, 2008 and 2009.

(4)
Options vest 1/3 each year on March 1, 2005, September 30, 2006 and 2007.

(5)
Options vest 20% each year on January 28, 2003, 2004, 2005, 2006 and 2007.

Option Exercises and Stock Vested

        The following table sets forth information regarding options exercised and shares of common stock acquired upon vesting by our Named Executive Officers during fiscal 2006:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Steven R. Carlson	—	—	—	—
Stephen A. Garcia	—	—	—	—
Curtis A. Cluff	—	—	—	—
David Goldstein	4,500	$27,360	—	—
Judith C. Hattendorf	—	—	—	—
Zein E. Obagi, M.D.	—	—	—	—
Austin T. McNamara	—	—	—	—

Employment Agreements and Potential Payments Upon Termination or Change In Control

        On August 10, 1999, we entered into an employment agreement with David Goldstein, our Executive Vice President Global Sales and Field Marketing. Under the agreement, Mr. Goldstein is entitled to a base salary of $110,000 per year subject to annual cost of living increases or such greater increase as may be approved by our Board of Directors. Under the agreement, Mr. Goldstein was granted an option to purchase 5,000 shares of our common stock at a purchase price of $1.00 per share. In addition, on August 8, 2007, we entered into an amendment to the employment agreement with Mr. Goldstein pursuant to which the Obagi System 2007 Performance Incentive Plan, as described below, replaced and superseded our bonus and incentive plans that Mr. Goldstein was entitled to participate in prior to such amendment.

        Under the agreement, either Mr. Goldstein or we may terminate his employment at any time. If Mr. Goldstein is terminated for cause or terminates his own employment, he is entitled to no severance. Mr. Goldstein is also subject to a confidentiality covenant, a covenant not to solicit any employee to leave our employ during the term of the agreement and three years thereafter and a covenant not to compete with us during the same time period. However, if Mr. Goldstein is terminated without cause, such covenants relating to competition with us lapse on the first anniversary of his termination.

        On August 23, 2000, we entered into an employment agreement with Judith C. Hattendorf, our Senior Vice President, Product Development. Under the agreement, Ms. Hattendorf is entitled to a base salary of $125,000 per year subject to annual cost of living increases or such greater increase as may be approved by our Board of Directors. Under the agreement, Ms. Hattendorf was granted an option to purchase 5,000 shares of our common stock at a purchase price of $1.94 per share. In addition, on August 7, 2007, we entered into an amendment to the employment agreement with Ms. Hattendorf pursuant to which the Obagi System 2007 Performance Incentive Plan, as described below, replaced and superseded our bonus and incentive plans that Ms. Hattendorf was entitled to participate in prior to such amendment.

        Under the agreement, either Ms. Hattendorf or we may terminate her employment at any time. If Ms. Hattendorf is terminated for cause or if she terminates her own employment, she is entitled to no severance. Ms. Hattendorf is also subject to a confidentiality covenant, a covenant not to solicit any employee to leave our employ during the term of the agreement and three years thereafter and a covenant not to compete with us during the same time period. However, if Ms. Hattendorf is terminated without cause, such covenants relating to competition lapse on the first anniversary of her termination.

        On November 30, 2001, we entered into an employment agreement with Curtis Cluff, our Executive Vice President, Corporate Development and Operations. Under the agreement, Mr. Cluff is entitled to a base salary of $200,000 per year subject to annual cost of living increases or such greater increase as may be approved by our Board of Directors. Under the agreement, Mr. Cluff was granted an option to purchase 75,000 shares of our common stock at a purchase price of the then-current fair market value of our common stock. In addition, on August 9, 2007, we entered into an amendment to the employment agreement with Mr. Cluff pursuant to which the Obagi System 2007 Performance Incentive Plan, as described below, replaced and superseded our bonus and incentive plans that Mr. Cluff was entitled to participate in prior to such amendment.

        Under the agreement, either Mr. Cluff or we may terminate his employment at any time. If Mr. Cluff is terminated for cause or terminates his own employment, he is entitled to no severance. If Mr. Cluff is terminated without cause, then he will be entitled to six months of his base salary.

        On September 7, 2007, we and Mr. Cluff entered into a separation agreement and general release, or the Separation Agreement, pursuant to which Mr. Cluff's employment relationship with us will end on December 31, 2007; provided, however, that Mr. Cluff may resign on an earlier date or in the event that Mr. Cluff fails to perform his assigned duties to our reasonable satisfaction, then we may terminate his employment on an earlier date. During this period, Mr. Cluff will continue to receive his current salary and benefits and Mr. Cluff will be transitioning his duties and responsibilities to others. If Mr. Cluff remains employed through December 31, 2007 and executes and delivers a second separation agreement and general release, then we will provide Mr. Cluff with a transition success payment in the amount of $49,666.68 less applicable withholding taxes in a lump sum within ten days of the delivery of the executed second separation agreement and general release. Mr. Cluff released and discharged any claims that he may have had as of the date of the Separation Agreement against us and its current and former owners, shareholders, employees, agents, attorneys, representatives, related companies, assigns as well as other related parties. The Separation Agreement also requires Mr. Cluff to maintain the confidentiality of all of our confidential and proprietary information and contains the agreement of Mr. Cluff to execute a lock-up agreement to the extent requested by us.

        On June 13, 2003, we entered into an employment agreement with Stephen A. Garcia, our Chief Financial Officer. Under the agreement, Mr. Garcia is entitled to a base salary of $125,000 per year subject to annual cost of living increases or such greater increase as may be approved by our Board of Directors. In addition, on August 6, 2007, we entered into an amendment to the employment agreement with Mr. Garcia pursuant to which the Obagi System 2007 Performance Incentive Plan, as described below, replaced and superseded our bonus and incentive plans that Mr. Garcia was entitled to participate in prior to such amendment.

        On March 1, 2005, we entered an employment agreement with Steven R. Carlson, our Chief Executive Officer. Under the agreement Mr. Carlson is entitled to a base salary of $300,000 per year or such greater amount as the board or compensation committee thereof may determine. Mr. Carlson is entitled to relocation assistance in the amount of $100,000. Under the agreement, Mr. Carlson was granted a non-qualified option to purchase 208,334 shares of our common stock at fair market value. The option vests annually over three years. In addition, on August 6, 2007, we entered into an amendment to the employment agreement with Mr. Carlson pursuant to which the Obagi System 2007 Performance Incentive Plan, as described below, replaced and superseded our bonus and incentive plans that Mr. Carlson was entitled to participate in prior to such amendment.

        If Mr. Carlson's employment is terminated without cause, he will be entitled to 18 months of his base salary and if he elects to continue his health coverage under COBRA we will pay Mr. Carlson's monthly premium as is consistent with senior executive COBRA coverage. If Mr. Carlson had been terminated without cause on December 31, 2006, he would have received benefits worth $600,000 under the terms of this agreement. In addition, if Mr. Carlson's employment is terminated without cause, the vesting of his unvested options will be accelerated by 12 months. If Mr. Carlson's employment is terminated or if he terminates his employment due to a change in control, he will be entitled to the same severance benefits as above contingent upon his execution of a general release. Mr. Carlson is subject to a confidentiality covenant and a covenant not to solicit any employee to leave our employ during the term of the agreement and 18 months thereafter, and a covenant not to compete with us during the same period.

        On August 29, 2006, we entered into severance agreements with four of our executive officers: Curtis A. Cluff, our Executive Vice President, Corporate Development and Operations, Stephen A. Garcia, our Chief Financial Officer, David Goldstein, our Executive Vice President, Global Sales and Field Marketing, and Judith Hattendorf, our Senior Vice President, Product Development.

        Each of the severance agreements provides that if the officer's employment with us is terminated within 12 months following a change of control without cause or by the officer with good reason, the officer will be entitled, upon execution of a release in a form acceptable to us, an amount equal to

100% of the officer's then current annual base salary, payable over 12 consecutive months. For purposes of the severance agreements:

  •
  change of control is defined as the acquisition by any person or entity of securities representing 50% or more of the combined voting power of our then outstanding securities; the nomination or election, during any consecutive 24-month period, of new members of our board so that the individuals who constitute the majority of our board at the beginning of the 24-month period or individuals subsequently elected by individuals who constituted a majority of the members of the board at the beginning of the 24-month period, cease to constitute a majority at the end of the 24-month period; a merger or consolidation with another entity that results in less than 50% of our voting securities remaining outstanding after the merger or consolidation; the sale or other disposition of all or substantially all of our assets;

  •
  cause is defined as any act or omission that constitutes cause under any of our policies or employment agreements in existence between us and the officer; a dishonest, illegal or wrongful act involving fraud, misrepresentation, moral turpitude or misappropriation which causes damage to our business by the officer; the willful absence from employment or failure or refusal to perform duties by the officer; or the officer's willful failure or refusal to perform specific lawful directives we may give;

  •
  good reason is defined as a default in our obligation to pay compensation to the officer when it is due (if not cured within 30 days of written notice); failure by us to comply in any material respect with any provision of any existing written employment agreement between us and the officer (if not cured within 30 days of written notice); a material diminution in the officer's compensation, benefits, title, authority, responsibilities or status without the officer's consent (if not cured within 30 days of written notice); or the move of the officer's workplace more than 50 miles.

Performance Incentive Plan

        On August 3, 2007, the Compensation Committee of our Board of Directors through a subcommittee approved the Obagi System 2007 Performance Incentive Plan, an incentive compensation program for fiscal year 2007. The Plan is designed to motivate, retain and reward our employees based on the achievement of corporate revenue and adjusted EBIT (earnings before interest and taxes adjusted to exclude the impact of non-cash charges relating to the issuance of equity instruments) objectives and individual objectives.

        The Compensation Committee will establish target revenue and adjusted EBIT objectives. Assuming 100% achievement of the target revenue and adjusted EBIT objectives, the aggregate Plan pool will be funded in the amount of $2,075,000. If the revenue and adjusted EBIT objectives are exceeded, an increased amount will be funded to the Plan pool, up to 150% of the Plan pool. Thirty percent of the Plan pool will relate to the revenue objective and 70% of the Plan pool will relate to the adjusted EBIT objective. For executives to earn any bonuses under the Plan, we must achieve at least 92.5% of the revenue objective and at least 92.5% of the adjusted EBIT objective.

        In the event that the revenue and adjusted EBIT objectives are sufficiently achieved to fund the Plan pool, the Plan participants may be eligible to receive individual incentive awards as established by the Compensation Committee based on achievement of individual and in some cases Company objectives and paid out of the Plan pool. The Committee will establish individual target bonus amounts calculated as a percentage of the participant's base salary. Eligible participants under the Plan are full-time employees, including executive officers, who do not participate in sales or other variable incentive pay plans and are employed by the Company on December 31, 2007 and the date any amount is paid under the Plan. The Plan supersedes any bonus or incentive pay components in offer letters or employment agreements of Plan participants.

Employee Benefit Plans

  OMP, Inc.: 2000 Stock Option/Stock Issuance Plan

        Introduction.    Our Board of Directors adopted the 2000 Stock Option/Stock Issuance Plan on November 13, 2000 and our majority shareholder approved the 2000 Plan on November 13, 2000. The 2000 Plan was amended by our Compensation Committee effective as of September 1, 2002.

        Share reserve.    We have authorized 2,083,334 shares of common stock for issuance under the 2000 Plan of which, as of June 30, 2007, 488,449 shares were subject to outstanding options.

        Eligibility.    Employees, consultants and directors of our company or our parent or subsidiaries are eligible to participate in the 2000 Plan. However, only employees may be granted "incentive stock options."

        Administration.    The 2000 Plan is currently administered by our Board of Directors. However, any and all administrative functions otherwise exercisable by the Board of Directors may be delegated to a committee of two or more members of the Board of Directors appointed by the Board of Directors. Our Board of Directors determines, among other things, which eligible persons are to receive options and awards, the time or times when those options and awards are to be made, the number of shares to be covered by each option and award, the exercise schedule for each option, the vesting schedule for each share of common stock, and the other terms and conditions of each option and award, consistent with the provisions of the 2000 Plan and the terms of the written agreement with the recipient.

        Options.    Options granted under the 2000 Plan may be either "incentive stock options" which are intended to qualify for certain U.S. federal income tax benefits under Section 422 of the Internal Revenue Code, or "nonqualified stock options." Under the 2000 Plan, the exercise price per share for incentive stock options shall be no less than 100% of the fair market value per share on the grant date. The exercise price per share for nonqualified stock options shall be no less than 85% of the fair market value per share on the grant date. However, for nonqualified stock options, the exercise price per share shall be no less than 110% of the fair market value per share on the grant date for an individual who, at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of our stock. The right to exercise incentive stock options and nonqualified stock options vests at a rate in accordance with the individual stock option agreements. Options expire within a period of not more than ten years from the grant date. Incentive stock options granted to an employee, who at the time of grant own stock representing more than 10% of the total combined voting power of all classes of our stock, expire within a period of not more than five years from the grant date. The exercise price for an option generally may be paid by cash, by check or by delivering a full-recourse, interest-bearing promissory note payable in one or more installments and secured by the purchased shares, or if the common stock is registered under section 12 of the Exchange Act at the time the option is exercised, by shares of common stock valued at fair market value on the exercise date or through a special sale and remittance procedure. Options granted under the 2000 Plan may be transferred only by will or by the laws of descent and distribution.

        Stock issuance.    Shares of common stock may be issued through direct and immediate issuance without any intervening option grants. The purchase price per share shall not be less than 85% of the fair market value per share of common stock on the issue date. However, the purchase price issued to a 10% shareholder shall not be less than 110% of such fair market value. Shares of common stock issued under the 2000 Plan may, in the discretion of the Plan Administrator, be fully and immediately vested upon issuance or may vest in one or more installments over the participant's period of service or upon attainment of specified performance objectives. Shares of common stock that have not vested generally must be immediately surrendered by the recipient, without payment of any consideration by our company, if the recipient's employment or service terminates, or if the performance objectives have not been attained with respect to the unvested shares.

        Certain corporate transactions; change in control.    In the event of certain corporate transactions, such as a merger or consolidation, in which 50% of the voting power of our securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction, or upon a sale or disposition of all or substantially all of the assets of our company, the 2000 Plan provides that each outstanding option shall automatically vest in full, except that each outstanding option will not vest on an accelerated basis where (a) such option is assumed by the successor corporation and our repurchase rights with respect to the unvested shares are concurrently assigned to the successor corporation, (b) such option is replaced with a comparable cash incentive program of the successor corporation or (c) the acceleration of such option is subject to other limitations imposed at the time of the option grant. Immediately following the consummation of the corporate transaction, all outstanding options shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation.

        Amendment and termination.    The Board of Directors may amend or modify the 2000 Plan in any and all respects. However, no amendment may adversely affect the rights and obligations with respect to options or unvested stock issuances at the time outstanding under the 2000 Plan unless the recipient consents to such amendment or modification. The 2000 Plan will terminate upon the earlier of (a) November 13, 2010, (b) the date on which all shares available for issuance under the 2000 Plan shall have been issued as vested shares or (c) the termination of all outstanding options in connection with a corporate transaction described above.

  Obagi Medical Products, Inc.: 2005 Stock Incentive Plan

        Introduction.    Our Board of Directors adopted the 2005 Stock Incentive Plan on November 17, 2005, and the 2005 Plan became effective on November 17, 2005, and it was approved by our stockholders on May 9, 2006. The 2005 Plan was amended by our board on November 27, 2006 and December 11, 2006. These amendments were approved by our stockholders on November 28, 2006 and December 11, 2006.

        Share reserve.    We have authorized 1,500,000 shares of common stock for issuance under the 2005 Plan of which, as of June 30, 2007, 736,750 shares are subject to outstanding options. The 2005 Plan provides that the number of shares authorized for issuance will be cumulatively increased on January 1, 2007 and on each January 1 thereafter for nine years by the least of 500,000 shares, 3% of our outstanding common stock as of the preceding December 31 and a number of shares determined by our Board of Directors or compensation committee.

        The 2005 Plan provides that shares which are used by a holder as full or partial payment of the purchase price relating to an award or the satisfaction of tax obligations shall again be available for granting awards (other than incentive stock options) under the 2005 Plan. In addition, any shares covered by an award that are not purchased or are forfeited, or if an award otherwise terminates without delivery of any shares, then such unused shares shall again be available for granting awards under the 2005 Plan.

        Adjustments.    The 2005 Plan provides that in the event that our company effects any dividend, stock split, recapitalization, exchange, or other similar corporate transaction or event affects the shares, the committee shall, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2005 Plan (in such manner as it may deem equitable) proportionately adjust any or al of (i) the number and type of shares (or other securities or other property) that thereafter may be made the subject of awards, (ii) the number and type of shares (or other securities or other property) subject to outstanding awards and (iii) the purchase price, exercise price or repurchase price with respect to any award.

        Award Limitations.    No employee, officer, consultant, independent contractor or director of our company or our parent may be granted any award or awards under the 2005 Plan representing more than 1,000,000 shares in the aggregate in any taxable year, to be adjusted in the event of a stock split or similar corporate event.

        Eligibility.    Employees, officers, consultants, independent contractors and directors of our company or our parent, subsidiaries and affiliates are eligible to participate in the 2005 Plan. However, only employees of our company or its subsidiaries may be granted "incentive stock options."

        Administration.    The 2005 Plan is currently administered by our compensation committee. However, any and all functions delegated to the committee may be exercised by our Board of Directors. In addition, our board or our compensation committee may delegate to one or more authorized officers the power to approve awards under the 2005 Plan that are granted to persons who are not (a) subject to Section 16 of the Exchange Act, (b) at the time of such approval, "covered employees' under Section 162(m) of the Code or (c) executive officers. In addition, except to the extent prohibited by applicable law, our board or our compensation committee may delegate to one or more individuals the day-to-day administration of the 2005 Plan and any of the functions assigned to it under the 2005 Plan. Such delegation may be revoked at any time. The committee determines, among other things, which eligible persons are to receive options and awards, the time or times when those options and awards are to be granted, the number of shares to be covered by each option and award, the exercise or vesting schedule for each option or award, and the other terms and conditions of each option and award, consistent with the provisions of the 2005 Plan and the terms of the written agreement with the recipient.

        Options.    Options granted under the 2005 Plan may be either "incentive stock options" or "nonqualified stock options." The exercise price per share for all options may not be less than 100% of the fair market value per share of our common stock on the grant date. However, the exercise price per share may not be less than 110% of the fair market value of our common stock on the grant date for an individual who, at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of our stock. Our compensation committee determines when options vest and become exercisable and in its discretion may accelerate the vesting or exercisability of any outstanding option. Options expire within a period of not more than ten years from the grant date, except that incentive stock options granted to an employee, who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of our stock, expire within a period of not more than five years from the grant date. The exercise price for an option generally may be paid by cash, shares of our common stock, other securities, other awards granted under the 2005 Plan or other property or method permitted by our compensation committee or applicable laws. Generally, options granted under the 2005 Plan may be transferred only by will or by the laws of descent and distribution or to a designated beneficiary upon death, although the committee may authorize transferability of awards under certain circumstances. Although the committee may establish any vesting schedule it determines appropriate for the awards (including granting fully vested awards), typically our awards vest over three years.

        Stock appreciation rights.    Stock appreciation rights may be granted under the 2005 Plan and confer on the holder upon exercise of the stock appreciation right the right to receive, as determined by the committee, cash or a number of shares of common stock equal to the excess of the fair market value of one share of our common stock on the date of exercise over the grant price of the stock appreciation right as determined by the committee, which grant price will not be less than 100% of the fair market value of the shares on the date of grant of the stock appreciation right.

        Restricted stock and restricted stock units.    The compensation committee has the power to grant restricted stock and restricted stock units, subject to restrictions which lapse in installments or as our compensation committee deems appropriate. Shares of common stock that are subject to restrictions will be forfeited to and reacquired by us if the recipient's employment or service terminates.

        Performance awards, dividend equivalents, other stock grants, and other stock-based awards. The committee also has the power to grant cash or stock performance awards based on the achievement of performance goals during performance periods established by the committee; dividend equivalents under which the participant is entitled to receive payments equal to the amount of cash dividends paid by us to holders of shares with respect to a number of shares determined by the committee; other stock grants; and other stock-based awards.

        Cash awards.    The compensation committee is also authorized to grant cash awards based upon achievement levels measured against certain performance criteria. The agreement for the cash award may contain provisions regarding the target and maximum amount payable to the participant as a cash award, performance conditions, the timing of any payment earned, restrictions on the alienation or transfer of the cash award prior to actual payment, forfeiture provisions and other terms and conditions determined from time to time by our compensation committee. The maximum amount payable as a cash award granted to any individual under the 2005 Plan for any fiscal year to any participant that is intended to satisfy the requirements for "performance based compensation" under Section 162(m) of the Code shall not exceed $1 million.

        Qualifying Performance Criteria.    Awards under the 2005 Plan that are intended to satisfy the requirements for "performance based compensation" under Section 162(m) of the Code shall include specific performance goals based upon any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either our company as a whole or to a business unit, affiliate or business segment, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the committee in the award: (i) cash flow; (ii) earnings (including gross margin, earnings before interest and taxes, earnings before taxes, and net earnings); (iii) earnings per share; (iv) growth in earnings or earnings per share; (v) stock price; (vi) return on equity or average stockholders' equity; (vii) total stockholder return; (viii) return on capital; (ix) return on assets or net assets; (x) return on investment; (xi) revenue; (xii) income or net income; (xiii) operating income or net operating income; (xiv) operating profit or net operating profit; (xv) operating margin; (xvi) return on operating revenue; (xvii) market share; (xviii) contract awards or backlog; (xix) overhead or other expense reduction; (xx) growth in stockholder value relative to the moving average of the S&P 500 Index or a peer group index; (xxi) credit rating; (xxii) strategic plan development and implementation (including individual performance objectives that relate to achievement of our company's or any business unit's strategic plan); (xxiii) improvement in workforce diversity, and (xxiv) any other similar criteria. The committee may appropriately adjust any evaluation of performance under a qualifying performance criteria to exclude any of the following events that occurs during a performance period: (A) asset write-downs; (B) litigation or claim judgments or settlements; (C) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; (D) accruals for reorganization and restructuring programs; and (E) any gains or losses classified as extraordinary or as discontinued operations in our company's financial statements.

        Deferral of Awards.    The committee may permit participants to defer receipt of award benefits under certain circumstances.

        Change in control.    The 2005 Plan provides that in the event of an acquisition of 35% or more of the then outstanding shares of our capital stock or the combined voting power of our then outstanding voting securities, under certain circumstances a change of at least a majority of our board members, a reorganization, merger, consolidation, liquidation or dissolution of our company or the sale of all or substantially all of our assets, the first purchase under any tender offer or exchange offer, other than an offer by us or any of our affiliates, or any other event specified by our Board of Directors or compensation committee, our Board of Directors or compensation committee may, in its discretion, provide for the assumption or substitution of, or adjustment to, each outstanding award, accelerate the vesting of options and terminate any restrictions on stock awards or cash awards or provide for termination of awards on terms our Board of Directors or compensation committee determines appropriate, including providing for the cancellation of awards for a cash payment to the participant. The committee may provide for vesting acceleration under such circumstances, including upon a change of control, in its sole discretion. Generally, an award granted under the 2005 Plan will provide that if the award will terminate as a result of the transaction because our successor does not agree to assume or substitute another award therefor, then the award holder will be entitled to accelerated vesting equal to one additional year's vesting.

        Amendment, termination and term.    The Board of Directors may amend or discontinue the 2005 Plan at any time. However, no amendment may be made without the approval of the stockholders to the extent stockholder approval is required to comply with applicable laws or Nasdaq or stock exchange listing requirements. In addition, no amendment will be made without stockholder approval that would increase the maximum number of shares reserved for issuance, reprice options or change the class of persons eligible to receive awards under the 2005 Plan. The committee may amend awards granted under the 2005 Plan. However, no amendment may adversely affect a holder's rights with respect to an outstanding award unless the recipient consents to the amendment. We may not grant awards under the 2005 Plan after ten years from the later to occur of (i) November 28, 2006 and (ii) the date any amendment to add shares to the 2005 Plan is approved by our stockholders, or any earlier date of discontinuation or termination pursuant to the 2005 Plan. However, unless otherwise expressly provided in the 2005 Plan or applicable award agreement, any award granted may extend beyond such date, and the authority of the committee provided for in the 2005 Plan with respect to the 2005 Plan and any awards, and the authority of the board to amend the 2005 Plan, may extend beyond the termination of the 2005 Plan.

  401(k) Plan

        In 1999, we established an employee savings and retirement plan and a 401(k) defined contribution retirement plan, covering substantially all full-time employees. From 1999 through March 31, 2006, we matched 25% of employee contributions up to 6% of employee compensation. Beginning April 1, 2006 we changed our matching contribution program to match 100% of employee contributions up to 2% of employee compensation. We also may make discretionary contributions as set forth in the 401(k) plan, in an amount determined by our Board of Directors, subject to statutory limits. We contributed $125,000 to the plan during the fiscal year ended December 31, 2006.

PRINCIPAL AND SELLING STOCKHOLDERS

        Set forth below is information relating to the beneficial ownership of our common stock as of September 24, 2007, by each person known by us to beneficially own more than 5% of our outstanding shares of common stock, the selling stockholders, each of our directors, each of our executive officers and all of our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of September 24, 2007. Percent of beneficial ownership is based on 21,826,961 shares of our common stock outstanding as of September 24, 2007 and 22,626,961 shares of our common stock outstanding after this offering. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal or selling stockholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. As of September 24, 2007, there were 21 record holders of our common stock.

        Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Except as otherwise indicated, the address for each of the persons listed in the table is c/o Obagi Medical Products, Inc., 310 Golden Shore, Long Beach, CA 90802.

	Shares beneficially owned before offering			Shares beneficially owned after offering
			Number of shares being offered**
Name of beneficial owner
	Number	Percent		Number	Percent
Five percent stockholders:
Stonington Capital Appreciation 1994 Fund, L.P.(1) 540 Madison Avenue New York, New York 10022	9,867,285	45.3%	4,200,000	5,667,285	25.0%
Zein and Samar Obagi Family Trust(2) 270 N. Canon Drive Beverly Hills, California 90210	3,488,767	18.4%	1,300,000	2,188,767	9.7%
Executive officers and directors:
Ronald P. Badie(3)	3,562	*	—	3,562	*
Steven R. Carlson(4)	195,236	*	—	195,236	*
Curtis A. Cluff(5)	73,612	*	—	73,612	*
Stephen A. Garcia(6)	31,944	*	—	31,944	*
David Goldstein(7)	77,640	*	—	77,640	*
Judith C. Hattendorf(8)	29,723	*	—	29,723	*
John A. Bartholdson(9)	2,563	*	—	2,563	*
Albert J. Fitzgibbons III(9)	2,563	*	—	2,563	*
Edward A. Grant	5,812	*	—	5,812	*
Bradley J. Hoecker(9)	2,563	*	—	2,563	*
Albert F. Hummel	5,812	*	—	5,812	*
All officers and directors as a group (11 persons)(9)(10)	431,030	1.9%		431,030	1.9%

* Represents beneficial ownership of less than 1%.

**
Assumes the underwriters do not exercise their over-allotment option.

(1)
Stonington Capital Appreciation 1994 Fund, L.P., or the Stonington Fund, is the record holder of 9,867,285 shares of common stock. The Stonington Fund is a Delaware limited partnership whose limited partners consist of certain institutional investors, formed to invest in corporate acquisitions organized by Stonington Partners, Inc. Stonington Partners, L.P., a Delaware limited partnership, is the general partner in the Stonington Fund with a 1% economic interest. Except for such economic interest, Stonington Partners, L.P. disclaims beneficial ownership of the shares set forth above. Stonington Partners, Inc. II is the general partner of, with a 1% interest in, Stonington Partners, L.P. Except for such economic interests, Stonington Partners, Inc. II disclaims beneficial ownership of the shares set forth above. Pursuant to a management agreement with the Stonington Fund, Stonington Partners, Inc. has full discretionary authority with respect to the investments of the Stonington Fund, including the authority to make and dispose of such investments. Furthermore, Stonington Partners, Inc. has a 1% economic interest in Stonington Partners, L.P. Stonington Partners, Inc. disclaims beneficial ownership of the shares set forth above. Messrs. Bartholdson, Fitzgibbons and Hoecker, together with James J. Burke, and Alexis P. Michas, serve on the board of directors of Stonington Partners, Inc., which has voting and dispositive authority for the Stonington Fund. The address for each of the entities listed in this footnote, as well as Stonington management included in the table above, is c/o Stonington Partners, Inc., 540 Madison Avenue, New York, NY 10022. Information regarding these shares is based on the Schedule 13G filed by the Stonington Fund with the SEC on February 14, 2007.

The Stonington Fund acquired beneficial ownership of the shares it is selling in this offering in two transactions. In December 1997, we acquired the assets and assumed the accounts payable and related operating liabilities of WorldWide Product Distribution, Inc., or WorldWide, a company that was founded by Dr. Obagi. An affiliate of the Stonington Fund received shares of our common stock in return for funding we received from it in connection with our acquisition of WorldWide's assets. In 2002, an affiliate of the Stonington Fund purchased additional shares of our common stock for cash and also received shares of our common stock in exchange for relief of certain payable balances. The Stonington Fund's affiliate subsequently distributed the shares of common stock to the Stonington Fund. Each of the transactions in which the Stonington Fund received shares of our common stock was exempt from registration pursuant to Section 4(2) of the Securities Act.

(2)
Based solely on information provided on the Form 4 filed by the Zein and Samar Obagi Family Trust, or the Trust, with the SEC on September 24, 2007. Dr. Zein Obagi, our former Executive Medical Director and former member of our board, is Trustee of the Trust. As Trustee, Dr. Obagi holds sole voting and investment authority over the shares.

The Trust acquired beneficial ownership of the shares it is selling in this offering in several transactions. In connection with our acquisition of the assets of WorldWide described above, Dr. Obagi purchased shares of our common stock for cash, and he also purchased shares of our Series A non-convertible preferred stock for cash. In July 2002, Dr. Obagi exchanged his shares of Series A non-convertible preferred for shares of our Series B convertible preferred stock. All of the Series B convertible preferred stock had been converted to shares of our common stock by January 2005. During 2002, we also issued shares of our common stock to Dr. Obagi in exchange for a receivable. All of the shares issued to Dr. Obagi are held by the Trust. Each of the transactions in which the Trust received shares of our preferred and common stock was exempt from registration pursuant to Section 4(2) of the Securities Act.

(3)
Mr. Badie joined our board on November 14, 2006. The shares are restricted stock which are no longer subject to forfeiture one year from the date of grant which was December 13, 2006.

(4)
Includes 790 shares of common stock purchased by Steve Carlson's wife. The remaining amount consists of shares issuable upon exercise of outstanding options that are immediately exercisable or exercisable within 60 days of September 24, 2007.

(5)
Includes 11,112 shares issuable upon exercise of outstanding options that are immediately exercisable or exercisable within 60 days of September 24, 2007.

(6)
Consists solely of shares issuable upon exercise of outstanding options that are immediately exercisable or exercisable within 60 days of September 24, 2007.

(7)
Includes 47,640 shares issuable upon exercise of outstanding options that are immediately exercisable or exercisable within 60 days of September 24, 2007.

(8)
Includes 23,723 shares issuable upon exercise of outstanding options that are immediately exercisable or exercisable within 60 days of September 24, 2007.

(9)
Excludes shares held by the Stonington Fund of which Mr. Fitzgibbons, Mr. Hoecker and Mr. Bartholdson may be deemed to be beneficial owners as a result of their ownership of Stonington Partners, L.P. Mr. Fitzgibbons, Mr. Hoecker and Mr. Bartholdson disclaim beneficial ownership in these shares.

(10)
Includes 308,865 shares issuable upon exercise of outstanding options that are immediately exercisable or exercisable within 60 days of September 24, 2007.

RELATED PARTY TRANSACTIONS

Transactions with Zein E. Obagi, M.D. and affiliated parties

  2002 Employment agreement

        On December 17, 2002, we entered into an amended and restated employment agreement with Zein Obagi, M.D., our former executive medical director and board member and one of our current principal stockholders. The employment agreement was effective until December 2, 2005 or upon triggering of the termination provisions of the agreement. The agreement was extended under a letter agreement until June 2006 when we entered into a new agreement with Dr. Obagi, described below. Under the agreement, Dr. Obagi was entitled to a base salary of $330,000 per year subject to an increase as determined by our compensation committee. In addition, Dr. Obagi was entitled to an incentive bonus of up to $225,000 as determined by our compensation committee. The compensation committee based its determination on Dr. Obagi's success concerning specific activities within his control and other company-wide measures. Under the agreement, Dr. Obagi was entitled to $200,000 which was applied as a credit to purchase our common stock at a purchase price of $0.0001 per share.

        Under the agreement, if Dr. Obagi was terminated for cause, he would receive no severance. If Dr. Obagi was terminated without cause upon 30 days' prior written notice, then he would have been entitled to his then existing base salary for the entire period remaining on the term of his employment agreement and certain rights with respect to his stock. If Dr. Obagi terminated his employment upon 90 days' prior written notice, he would have been entitled to 90 days' salary although we could have required him to cease employment immediately.

  2002 Termination, license, and obligations agreement

        On December 17, 2002, we entered a Termination, License and Obligations Agreement with Dr. Obagi and the Zein and Samar Obagi Family Trust. Under the terms of the agreement we granted Dr. Obagi a nonexclusive and nontransferable license to use certain of our trademarks in his personal medical practice. We also granted Dr. Obagi the right to receive the maximum discount that we provide to independent third-party customers. This agreement was superseded by our new agreement with Dr. Obagi, which we entered into in June 2006, described below.

  2006 Agreement

        On June 29, 2006, we entered into an agreement with Zein Obagi, M.D., our former executive medical director and board member and currently one of our principal stockholders, Zein E. Obagi, MD Inc., Samar Obagi, the Zein and Samar Obagi Family Trust and Skin Health Properties, Inc. The agreement provides that Dr. Obagi (and his affiliates that entered into the agreement, including Zein E. Obagi, MD Inc., or Obagi Inc.) and/or Skin Health Properties (an entity controlled by Dr. Obagi and his affiliates) will promote and provide services to support the marketing of our products, including the oversight of property we are leasing in Beverly Hills, California. Additionally, Dr. Obagi (and his affiliates that entered into the agreement) will be available to advise and assist us in the formulation and clinical testing of new products on a retainer basis, and he will also provide training and/or education seminars on a fee basis and participate in at least one clinical study per year. We have agreed to pay Obagi Inc. an annual retainer of $570,000 for the advising and formulating services and the marketing and support services described above, as well as for Dr. Obagi's agreement to chair an annual Obagi Skin Health Alumni Symposium and up to two clinical advisory meetings per year. In addition, we have agreed to pay Obagi Inc. an annual fee of $200,000 for the first two years of the agreement for the development of Proderm products. At the end of the two years, we have an option to continue marketing the Proderm products, in which case we will pay Obagi Inc. an annual royalty payment of the greater of $200,000 or 5% of our net revenues from the sales of the Proderm products. We will also pay Obagi Inc. royalty fees for developing other products identified in the agreement equal to 5% of our net revenues from sales of those products. We have agreed to pay the following additional fees and expenses for services under the agreement:

  •
  $5,000 per day for each day of training and education seminars for services provided by Dr. Obagi on behalf of Obagi Inc. outside of Dr. Obagi's practice and $2,500 per day for each day of training and education seminars for services provided by Dr. Obagi on behalf of Obagi Inc. within Dr. Obagi's practice;

  •
  $2,500 per patient completed for clinical studies in which Dr. Obagi participates for clinical testing of products not already covered by the agreement;

  •
  reimbursement of travel expenses when no training is conducted; and

  •
  50% of all invoiced commercially reasonable marketing design and development expenses associated with the opening of the property in Beverly Hills, not to exceed $100,000.

        Under the 2006 Agreement, during the year ended December 31, 2006, we paid or accrued payables to Dr. Obagi (i) $285,000 in retainer fees, (ii) $100,000 in fees for the development of Proderm products, and (iii) $80,000 in marketing design, and development expenses associated with the opening of the Beverly Hills property.

        We have also agreed to indemnify Dr. Obagi and his affiliates for any claims against our products, or any claims arising out of our acts or omissions or any breach of warranties given by us in the agreement.

        Under the agreement, we have been granted a perpetual, royalty-free, non-exclusive license to all accounts, customer lists and other customer information and data (subject to Federal and state privacy laws) regarding Obagi Inc.'s customers, as well as a non-exclusive license to use and reproduce the marketing materials produced by Obagi Inc. and/or Skin Health Properties. We granted to Obagi Inc. and/or Skin Health Properties a limited, non-exclusive, irrevocable license for the use of certain of our trademarks, as well as a non-exclusive license to use and reproduce the marketing materials designated by us from time to time for the promotion and marketing services being provided under the agreement.

        Under the agreement, the maximum discount that we provide to independent third-party physicians in the United States will apply to all products distributed by us that are supplied by us to Obagi Inc. and/or Skin Health Properties in connection with the promotion and marketing services under the agreement, as well as those supplied to Obagi Inc. in connection with Dr. Obagi's practice within the United States.

        Unless otherwise terminated in accordance with its terms, the agreement's initial term is five years, and it may be renewed for additional terms upon the mutual consent of the parties upon six months' written notice prior to the end of the initial term.

  2006 Separation, release and non-compete agreement

        In connection with the 2006 Agreement with Dr. Obagi described above, we entered into a separation and release agreement with Dr. Obagi effective as of June 29, 2006. Under the agreement, Dr. Obagi agreed to voluntarily resign as one of our officers and directors. Additionally, in connection with the agreement, we made a lump sum payment to Dr. Obagi in the amount of $368,057. As part of the agreement, Dr. Obagi has also agreed to certain non-competition and non-solicitation restrictions. Dr. Obagi's obligations pursuant to this agreement survive for a period of five years from the execution date of the agreement.

  2006 Lease agreement and letter agreement

        In connection with the 2006 Agreement with Dr. Obagi described above, we entered into a lease agreement for the Beverly Hills property described above and a letter agreement with Skin Health Properties (an entity controlled by Dr. Obagi and his affiliates) as landlord dated June 29, 2006. The lease has a term of five years beginning August 1, 2006 and can be extended or terminated earlier under the terms of the lease. The base rent under the lease is $87,000 per year, and will be raised at a rate of 3.5% per year thereafter.

        The letter agreement in connection with the lease with Skin Health Properties relates to leasehold improvements and prepayment of rent. Under the letter agreement, Skin Health Properties acknowledges that we have paid approximately $2.2 million in respect of leasehold improvements and prepaid rent under the lease and we will not be required to pay any additional amounts for leasehold improvements.

  Agreements with Cellogique Corporation

        On November 10, 2005, we entered into a Distribution Agreement with Cellogique Corporation, a corporation controlled by Dr. Obagi. We amended this agreement on October 23, 2006. The agreement granted Cellogique Corporation the exclusive right to promote, market, sell, distribute and sub-distribute certain specified products to customers within the Middle East. The contract includes a product discount of 12.5% off of distributors' base price for investments already made in high-end medical centers and/or retail shop servicing each country in which Cellogique Corporation has customers. The agreement is for a term of 12 years effective January 1, 2006. We sold Cellogique Corporation $2.4 million and $1.8 million worth of our products in 2006 and 2005, respectively.

  Agreements with CNO Chinese Obagi Corporation and VNO Vietnamese Obagi Corporation

        On September 23, 1997, we entered into distributorship agreements with CNO Chinese Obagi Corporation ("CNO") and VNO Vietnamese Obagi Corporation ("VNO"), corporations controlled by Dr. Obagi. These agreements granted CNO and VNO exclusive rights as our distributor in certain U.S. territories targeted to Chinese and Vietnamese populations. Under these agreements, CNO and VNO receive the maximum discount offered to our unrelated customers on our products. The agreements had initial one-year terms, and have been automatically renewed annually under the terms of the agreement. We sold CNO $268,000, $240,000 and $193,000 worth of our products in 2006, 2005 and 2004, respectively, and we sold VNO $106,000, $159,000 and $217,000 worth of our products in 2006, 2005 and 2004, respectively.

  Interest in dermatology clinic customers

        Dr. Obagi owns his own clinic and is a 75% owner of two other dermatology clinics, CNO and VNO, that purchase our products. We sold these clinics $852,000, $771,000 and $854,000 worth of our products in 2006, 2005 and 2004, respectively.

  Series A preferred stock repurchase and dividend

        On January 25, 2005, in connection with a Credit Facility we entered with Merrill Lynch Capital, we entered into a letter agreement regarding the repurchase of our Series A Preferred Stock with the Zein & Samar Obagi Family Trust, a trust controlled by Dr. Obagi, and Stonington Capital Appreciation 1994 Fund, L.P. We agreed to purchase all of the outstanding Series A Preferred Stock which were held entirely by Stonington Capital Appreciation 1994 Fund, L.P. and the Zein & Samar Obagi Family Trust. Stonington Capital Appreciation 1994 Fund, L.P. held 99,840 Series A Preferred Shares and the Zein & Samar Obagi Family Trust held 18,375 Series A Preferred Shares. The purchase price was $100.00 per share of Series A Preferred Stock. In addition, all accrued dividends, totaling $78.92 per share, were paid for each share of Series A Preferred Stock outstanding.

Transactions with Austin T. McNamara and Affiliated Parties

  Employment agreement

        On September 1, 2001, we entered into an employment agreement with Austin T. McNamara, the former chairman of our Board of Directors, president and chief executive officer. The agreement was for an initial period of three years and automatically renewed for successive one-year periods. Mr. McNamara resigned as our employee in May 2006. Under the agreement, Mr. McNamara was entitled to a base salary of not less than $500,000 per year. In addition, Mr. McNamara was entitled to an annual bonus as determined by the compensation committee, with a target of 100% of his base salary based on the achievement of performance based milestones.

        If Mr. McNamara was terminated without cause, then he would have been entitled to either 12 months of his base salary or any unpaid base salary for the entire remaining term of his employment agreement, whichever is greater. If Mr. McNamara was terminated or terminated his employment due to a change in control, he would have been entitled to the same above amount. In addition, all of his unvested options would have immediately vested in full. Change of control was defined to occur if any institution, other than Stonington or its affiliates, acquired greater than 50% of our voting stock, or greater than 30% of our voting stock and Stonington did not own at least 30% of the stock. Mr. McNamara is also subject to a confidentiality covenant, a covenant not to solicit any employee to leave our employ during the term of the agreement and one year thereafter and a covenant not to compete with us during the same time period.

        On December 2, 1997, the Company entered into a Management Services Agreement with Mandarin Management Partners, Inc., or Mandarin Partners. The agreement provided for Mandarin Partners to provide management consulting and business advisory services to the Company. As compensation for those services, the Company paid Mandarin Partners, and then Lighthouse Venture Group, or LVG, to whom the agreement was assigned on December 31, 2001, a monthly fee equal to two percent of the Company's adjusted gross sales. Under an oral agreement between LVG and us, LVG paid 50% of Mr. McNamara's salary and bonus through December 2005, and to the extent our fees to LVG exceeded the amounts paid by LVG to Mr. McNamara for his salary and bonus, LVG remitted the additional amounts back to us, except for amounts to cover expenses. For the years ended December 31, 2005 and 2004, we made payments to LVG in the amounts of $300,000 and $556,000, respectively, which are included in selling, general and administrative expenses. The oral and written agreements with LVG terminated as of December 31, 2005. LVG was controlled by Mr. McNamara.

  Secured promissory notes

        On February 1, 2005, we received a full-recourse promissory note from the McNamara Family Irrevocable Trust under agreement dated December 17, 2004, in the amount of $1,400,000. We believe the trust is controlled by Mr. McNamara and/or members of his immediate family. The note had an interest rate of 5.25% and the principal and interest were payable on the date we paid a dividend on our common stock. As collateral, the McNamara Family Irrevocable Trust under agreement dated December 17, 2004 pledged all of its common stock. The note, including all applicable interest due, was paid in full in February 2005.

        On February 1, 2005, we received a full-recourse promissory note from Mr. McNamara in the amount of $1,225,000. The note had an interest rate of 5.25% and the principal and interest were payable on the date we paid a dividend on our common stock. As collateral, Mr. McNamara pledged all of the common stock issuable under the options exercised by Mr. McNamara. The note, including all applicable interest due, was paid in full in February 2005.

  Management services agreement

        On December 2, 1997, we entered into a Management Services Agreement with Mandarin Management Partners, Inc. The agreement provided for Mandarin Management Partners, Inc. to provide management consulting and business advisory services to us. As compensation for those services, we paid Mandarin Management Partners, Inc., and then LVG, to whom the agreement was assigned on December 31, 2001, a monthly fee equal to two percent of our adjusted gross sales. Under an oral agreement between LVG and us, LVG paid 50% of Mr. McNamara's salary and bonus through December 2005, and to the extent the our fees to LVG exceeded the amounts paid by LVG to Mr. McNamara for his salary and bonus, LVG remitted the additional amounts back to us, except for any amounts to cover expenses. For the years ended December 31, 2005 and 2004, we made payments to LVG in the amounts of $300,000 and $556,000, respectively, which are included in selling, general and administrative expenses. The oral and written agreements with LVG terminated as of December 31, 2005. LVG was controlled by Mr. McNamara.

  Settlement agreement

        On May 29, 2007, we entered into a Settlement and Consent Agreement and Mutual Release, or the Settlement Agreement with the estate of Austin T. McNamara, the McNamara Family Irrevocable Trust dated December 17, 2004, the McNamara Family Trust dated December 27, 2004 or collectively the Trusts, Lucy B. McNamara, individually and as trustee of the Trusts and as executor of the estate of Austin T. McNamara, and LVG, or collectively the McNamara Parties.

        Pursuant to the Settlement Agreement, we and the McNamara Parties have released each other from all claims they may have against each other, except for claims related to potential taxes and related charges, should they arise, with respect to the past exercise of certain stock options by the Trusts. No payments were made by the parties to each other in connection with the settlement of the claims.

        The settlement includes the release of claims by the McNamara Parties that we were obligated to purchase the 1,875,001 shares of Obagi common stock owned by the Trusts and all claims related to Mr. McNamara's employment with us and the termination of his employment. In connection with the release, we wrote off a net receivable of approximately $143,000 for a claimed compensation overpayment to a McNamara Party.

        The McNamara Parties also sold all of their Obagi stock to an institutional investor in a privately negotiated transaction.

Transactions with Stonington Capital Appreciation 1994 Fund, L.P.

  Management services agreement

        On December 8, 2002 we entered into a Management Services Agreement with Stonington Partners, Inc., an affiliate of Stonington Capital Appreciation 1994 Fund, L.P., our majority stockholder. The agreement calls for Stonington Partners, Inc. to provide management consulting and business advisory services to us. As compensation for these services, we pay Stonington Partners, Inc. an annual advisory fee of 1.5% of the amount invested by Stonington Capital Appreciation 1994 Fund, L.P. into OMP, Inc. plus an allocation for overhead expenses. We have paid $400,000 to Stonington Partners, Inc. in each of 2003, 2004, and 2005 and $400,000 in 2006. This agreement terminated upon the completion of our initial public offering in December, 2006.

  Merrill Lynch Credit Facility

        On January 28, 2005, we entered into a Credit Facility with Merrill Lynch Capital. Pursuant to and in connection with the agreement we paid Stonington Partners, Inc., an affiliate of Stonington Capital

Appreciation Fund, L.P., our majority stockholder, $1,000,000 for its assistance and consulting services relating to consummation of the Credit Facility.

  Series A preferred stock repurchase and dividend

        Please see the description above under "Transactions with Zein Obagi, M.D. and affiliated parties—Series A preferred stock repurchase and dividend."

Employment Agreements with Management

        Please see the section entitled "Management—Employment Agreements and Potential Payments Upon Termination or Change in Control."

DESCRIPTION OF CAPITAL STOCK

        The following description of our Capital Stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and amended and restated bylaws, which we have included as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

        Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of June 30, 2007, an aggregate of 21,801,961 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Common Stock

        Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. The holders of our common stock are entitled to dividends when and as declared by our Board of Directors, subject to any preferential dividend rights that may be granted to holders of any preferred stock authorized and issued by our Board of Directors in the future.

        Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future.

        Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are, and the shares offered by us in this offering will be, fully paid and non-assessable.

Preferred Stock

        Under our amended and restated certificate of incorporation, our Board of Directors, without any further action by our stockholders, is authorized to issue shares of preferred stock in one or more classes or series. The board may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company. We currently have no plans to issue any shares of preferred stock.

Registration Rights

        As of June 30, 2007, the holders of 13,883,852 shares of common stock are entitled to rights to register these shares under the Securities Act of 1933. Under the terms of the Investors' Rights Agreements, holders of registrable securities under the Investor's Rights Agreement are entitled to notice of the registration and have the right, subject to the underwriters' limitation on the number of shares included in the registration, to include their registrable shares in the registration. Registrable securities includes any of our common stock held by Stonington Capital Appreciation 1994 Fund, LP, and the Zein and Samar Obagi Family Trust. This requirement terminates if such stockholder is not deemed our affiliate under the Securities Act and owns less than 2% of our outstanding stock.

        Additionally, holders of a majority of the outstanding registrable securities can require us to file up to three registration statements beginning six months after the closing of this offering. This requirement may be deferred up to 120 days if the Board of Directors determines that the registration would be detrimental to us and our stockholders and terminates upon the fifth anniversary of the offering. In addition, subject to certain limitations and a possible 60 day deferral by the Board of Directors, the holders of registrable securities can require us to file an unlimited number of registration statements on Form S-3. We have agreed to pay the expenses of the holders of registrable securities.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Charter Provisions

  Delaware law

        We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  prior to such date, Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

  Amended and restated certificate of incorporation and bylaw provisions

        Our amended and restated certificate of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders.

        Authorized but unissued or undesignated capital stock.    Our authorized capital stock will consist of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. No preferred stock will be designated upon the closing of this offering. As of June 30, 2007, we had outstanding 21,801,961 shares of common stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the Board of Directors in one or more transactions. In this regard, our amended and restated certificate of incorporation grants the Board of Directors broad power to establish the rights and preferences of authorized, unissued and undesignated preferred stock. The issuance and designation of shares of preferred stock pursuant to the Board of Directors' authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The Board of Directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

        Special meetings of stockholders.    Our amended and restated bylaws provide that special meetings of our stockholders may be called only by our Board of Directors.

        No stockholder action by written consent.    Our amended and restated certificate of incorporation and bylaws provide that an action required or permitted to be taken at any annual or special meeting of our stockholders may only be taken at a duly called annual or special meeting of stockholders. This provision prevents stockholders from initiating or effecting any action by written consent, and thereby taking actions opposed by the board.

        Notice procedures.    Our amended and restated bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended and restated certificate of incorporation or bylaws. These procedures provide that notice of such stockholder proposals must be received in writing by our Secretary not less than 90 or more than 120 days before the first anniversary of the date on which we first we mailed proxy materials for our previous year's annual stockholder meeting. The notice must include a brief description of the business desired to be brought before the meeting, the name and address of the stockholder proposing such business and the class and number of shares owned by such stockholder.

  Limitation of Director Liability

        Our amended and restated certificate of incorporation limits the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  for any transaction from which the director derived an improper personal benefit.

  Indemnification Arrangements

        Our amended and restated bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Transfer Agent and Registrar

        American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock.

Listing

        Our common stock is listed on the National Global Market under the symbol OMPI.

SHARES ELIGIBLE FOR FUTURE SALE

        We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

        As of June 30, 2007 we had 21,801,961 shares of common stock outstanding. The number of shares of common stock to be outstanding as of June 30, 2007 excludes 3,583,334 shares of our common stock authorized for issuance under our stock option plans, of which 1,252,199 shares were subject to outstanding options as of June 30, 2007, at a weighted average exercise price of $10.36 per share.

        Based on the number of shares outstanding as of June 30, 2007, we will have 22,601,961 shares of common stock outstanding after this offering. Of the outstanding shares, the 6,300,000 shares sold in this offering and any shares issued upon exercise of the underwriters' over-allotment option will be freely tradable without restriction under the Securities Act, except that any shares held by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. Of the remaining 16,301,961 shares of common stock held by our current stockholders 5,789,450 shares will be deemed "restricted securities" as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for a resale under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. 7,978,917 shares will be subject to the 90-day lock-up agreements described below.

Rule 144

        In general, under Rule 144, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell those shares. Persons who have owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 218,020 shares based on the number of shares outstanding as of June 30, 2007; or

  •
  the average weekly trading volume of the common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering in December 2006 are entitled to resell those shares in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

        The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of those options, including exercises after the date of our initial public offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement.

Stock Options

        As of June 30, 2007, options to purchase a total of 1,252,199 shares of common stock were outstanding, of which 277,336 are currently exercisable. We intend to file a Form S-8 registration statement under the Securities Act to register all shares of common stock issued or issuable under our stock option plans. Accordingly, shares of common stock underlying these options will be eligible for sale in the public markets, subject to vesting restrictions or the lock-up agreements described below. See "Management—Employee Benefit Plans."

Lock-Up Agreements

        We, each of our officers and directors and each of the holders of 5% or more of our outstanding common stock have agreed, with certain limited exceptions, not to sell or otherwise dispose of any shares of our common stock or options to acquire shares of our common stock or take any action to do any of the foregoing during the 90-day period following the date of this prospectus. The underwriters in this offering may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. See "Underwriting."

Registration Rights

        Under specified circumstances and subject to customary conditions, as of June 30, 2007, holders of 13,883,852 shares of our outstanding common stock have demand registration rights with respect to their shares of common stock, subject to the 90-day lock-up arrangement described above, to require us to register their shares of common stock under the Securities Act, and rights to participate in any future registrations of securities. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock—Registration Rights."

UNDERWRITING

        Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC	1,890,000
Robert W. Baird & Co. Incorporated	1,890,000
CIBC World Markets Corp.	1,890,000
Susquehanna Financial Group, LLLP	630,000

Total	6,300,000

        Of the 6,300,000 shares to be purchased by the underwriters, 800,000 shares will be purchased from us and 5,500,000 will be purchased from the selling stockholders.

        The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

        The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

        The underwriters expect to deliver the shares of common stock to purchasers on or about October 17, 2007.

Over-Allotment Option

        The selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 945,000 additional shares of our common stock from them at the public offering price, less the underwriting discount, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

        The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $0.66 per share of common stock to other dealers specified in a master agreement among underwriters who are members of the Financial Industries Regulatory Authority. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $0.10 per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

        The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling stockholders:

		Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$20.00	$126,000,000	$144,900,000
Underwriting discount	$1.10	$6,930,000	$7,969,500
Proceeds, before expenses, to us	$18.90	$15,120,000	$15,120,000
Proceeds, before expenses, to selling stockholders.	$18.90	$103,950,000	$121,810,500

Indemnification of Underwriters

        We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

        The underwriters will require all of our directors and officers and the selling stockholders to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock except for the shares of common stock offered in this offering or, in the case of the Obagi Family Trust, pursuant to existing plans under Rule 10b5-1 of the Securities Act without the prior written consent of the underwriters for a period of 90 days after the date of this prospectus. In the event any of the selling stockholders chooses not to participate in this offering, such selling stockholder would still be bound by this agreement.

        We have agreed that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of the underwriters, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering, the shares of common stock issuable upon exercise of outstanding options on the date of this prospectus and the shares of our common stock that are issued under the equity plans described in this prospectus.

Nasdaq Global Market Listing

        Our common stock is quoted on the Nasdaq Global Market under the symbol "OMPI."

Short Sales, Stabilizing Transactions and Penalty Bids

        In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

        Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

        Stabilizing transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

        Penalty bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

        The transactions above may occur on the Nasdaq Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the public offering price listed on the cover page of this prospectus.

Certain Services Provided by Underwriters

        Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Heller Ehrman LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP.

EXPERTS

        The financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract or other document of ours, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including exhibits and schedule filed therewith, at the Securities and Exchange Commission's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Obagi Medical Products, Inc., that file electronically with the Securities and Exchange Commission.

        Our internet address is www.obagi.com. We make available free of charge, on or through our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonable practicable after we electronically file such materials with, or furnish it to, the SEC. Information contained on our website is not part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of June 30, 2007 (unaudited) and December 31, 2006 and 2005	F-3
Consolidated Statements of Income for the six months ended June 30, 2007 and 2006 (unaudited) and for the years ended December 31, 2006, 2005 and 2004	F-4
Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income for the six months ended June 30, 2007 (unaudited) and for the years ended December 31, 2006, 2005 and 2004	F-5
Consolidated Statements of Cash Flows for the six months ended June 30, 2007 and 2006 (unaudited) and for the years ended December 31, 2006, 2005 and 2004	F-7
Notes to Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Obagi Medical Products, Inc.

        In our opinion, the consolidated financial statements listed in the index present fairly, in all material respects, the financial position of Obagi Medical Products, Inc. and its subsidiaries (the "Company") at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in Item 16 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

/s/ PRICEWATERHOUSECOOPERS LLP
Los Angeles, California February 26, 2007

Obagi Medical Products, Inc.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

		December 31,
	June 30, 2007
		2006	2005
	unaudited
Assets
Current assets
Cash and cash equivalents	$2,796	$11,298	$3,367
Accounts receivable, net of allowance for doubtful accounts and sales returns of $838 (unaudited), $651 and $501 as of June 30, 2007 and December 31, 2006 and 2005, respectively	11,887	10,049	11,104
Accounts receivable from related parties	1,788	1,501	1,145
Inventories, net	8,769	6,266	3,108
Deferred income taxes	1,000	1,000	917
Prepaid expenses and other current assets	2,871	2,895	2,019
Income taxes receivable	—	905	2,850

Total current assets	29,111	33,914	24,510
Property and equipment, net	3,320	3,749	2,925
Goodwill	4,629	4,629	4,629
Intangible assets, net	6,067	6,308	6,884
Deferred income taxes	1,971	1,971	1,603
Other assets	1,648	2,390	5,396

Total assets	$46,746	$52,961	$45,947

Liabilities and Stockholders' Equity (Deficit)
Current liabilities
Accounts payable	$7,127	$5,512	$2,325
Current portion of long-term debt	621	2,729	3,423
Accrued liabilities	4,203	3,598	3,160
Amounts due to related parties	127	152	205

Total current liabilities	12,078	11,991	9,113
Long-term debt	9,163	23,052	63,195

Total liabilities	21,241	35,043	72,308

Commitments and contingencies (Note 11)	—	—	—
Stockholders' equity (deficit)
Common stock, $.001 par value; 100,000,000 shares authorized, 21,819,836 (unaudited), 21,804,689 and 17,792,583 shares issued and 21,801,961 (unaudited), 21,801,961 and 17,792,583 shares outstanding at June 30, 2007 and December 31, 2006 and 2005, respectively	22	22	18
Additional paid-in capital	39,902	39,109	900
Accumulated deficit	(14,372)	(21,144)	(27,260)
Stockholder receivable	—	(23)	—
Accumulated other comprehensive loss	(47)	(46)	(19)

Total stockholders' equity (deficit)	25,505	17,918	(26,361)

Total liabilities and stockholders' equity (deficit)	$46,746	$52,961	$45,947

The accompanying notes are an integral part of these consolidated financial statements.

Obagi Medical Products, Inc.

Consolidated Statements of Income

(In thousands, except share and per share amounts)

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(unaudited)
Net sales	$49,113	$35,926	$77,996	$64,941	$56,256
Cost of sales	8,521	5,789	13,467	11,572	9,484

Gross profit	40,592	30,137	64,529	53,369	46,772
Selling, general and administrative expenses	24,836	19,444	40,863	29,023	23,808
Research and development expenses	2,766	3,259	5,919	3,262	1,569

Income from operations	12,990	7,434	17,747	21,084	21,395
Interest income	100	—	13	61	161
Interest expense	(1,755)	(3,123)	(8,186)	(6,146)	(20)
Gain on legal settlements	—	—	—	—	230

Income before provision for income taxes	11,335	4,311	9,574	14,999	21,766
Provision for income taxes	4,473	1,737	3,458	6,043	7,685

Net income	$6,862	$2,574	$6,116	$8,956	$14,081
Dividends on manditorily redeemable preferred stock	—	—	—	(140)	(1,363)

Net income attributable to common stockholders	$6,862	$2,574	$6,116	$8,816	$12,718

Net income attributable to common shares:
Basic	$0.31	$0.14	$0.34	$0.50	$0.79

Diluted	$0.31	$0.14	$0.34	$0.50	$0.74

Weighted average common shares outstanding:
Basic	21,801,961	17,798,563	17,996,158	17,522,611	16,021,149
Diluted	21,923,959	17,821,393	18,071,048	17,765,716	17,321,128
Pro forma net income per share (unaudited) (See Note 2)
Basic	$—		$—
Diluted	$—		$—
Weighted-average number of shares used in calculating pro forma net income per share (unaudited) (See Note 2)
Basic
Diluted

The accompanying notes are an integral part of these consolidated financial statements.

Obagi Medical Products, Inc.

Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income

(In thousands, except share and per share amounts)

	Common Stock				Treasury Stock			Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital	Accumulated Earnings (Deficit)			Stockholder Receivable
	Shares	Amount			Shares	Amount			Total
Balances, as of December 31, 2003	17,731,346	$18	$5,089	$7,850	(1,826,649)	$(6,576)	$—	$9	$6,390
Comprehensive income:
Translation adjustment, net of tax effect ($38)	—	—	—	—	—	—	—	69	69
Net income for the year ended December 31, 2004	—	—	—	14,081	—	—	—	—	14,081

Total comprehensive income									14,150
Cancellation of common stock	(30,000)	—	(180)	—	—	—	—	—	(180)
Issuance of common stock upon exercise of incentive stock options	—	—	—	(123)	50,500	182	—	—	59
Conversion of redeemable preferred stock into common stock	—	—	80	—	263,125	947	—	—	1,027
Preferred stock dividends accrued ($11 and $5 per share for Series A and Series B, respectively)	—	—	—	(1,363)	—	—	—	—	(1,363)

Balances, as of December 31, 2004	17,701,346	$18	$4,989	$20,445	(1,513,024)	$(5,447)	—	$78	$20,083
Comprehensive income:
Translation adjustment, net of tax effect ($3)	—	—	—	—	—	—	—	(97)	(97)
Net income for the year ended December 31, 2005	—	—	—	8,956	—	—	—	—	8,956

Total comprehensive income									8,859
Issuance of common stock upon exercise of stock options	—	—	(80)	(1,994)	1,336,136	4,810	—	—	2,736
Tax benefit from exercise of stock options	—	—	3,652	—	—	—	—	—	3,652
Preferred stock dividends accrued ($11 and $5 per share for Series A and Series B, respectively)	—	—	—	(140)	—	—	—	—	(140)
Common stock dividends paid ($3.60 per share)	—	—	(8,561)	(54,527)	—	—	—	—	(63,088)
Conversion of redeemable preferred stock into common stock	86,237	—	863	—	176,888	637	—	—	1,500
Issuance of common stock for services received	5,000	—	37	—	—	—	—	—	37

Balances, as of December 31, 2005	17,792,583	$18	$900	$(27,260)	—	—	—	$(19)	$(26,361)

Obagi Medical Products, Inc.

Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income (Continued)

(In thousands, except share and per share amounts)

	Common Stock				Treasury Stock			Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital	Accumulated Earnings (Deficit)			Stockholder Receivable
	Shares	Amount			Shares	Amount			Total
Balances, as of December 31, 2005	17,792,583	$18	$900	$(27,260)	—	—	$—	$(19)	$(26,361)
Comprehensive income:
Translation adjustment, net of tax effect ($17 benefit)	—	—	—	—	—	—	—	(27)	(27)
Net income for the year ended December 31, 2006	—	—	—	6,116	—	—	—	—	6,116

Total comprehensive income									6,089
Issuance of common stock upon exercise of incentive stock options	6,600	—	9	—	—	—	—	—	9
From exercise of stock options	—	—	(222)	—	—	—	—	—	(222)
Stock compensation expense	—	—	305	—	—	—	—	—	305
Issuance of common stock in initial public offering, net of offering costs	4,000,000	4	38,094	—	—	—	—	—	38,098
Issuance of common stock in exchange for stockholder receivable	2,778	—	23	—	—	—	(23)	—	—

Balances, as of December 31, 2006	21,801,961	$22	$39,109	$(21,144)	—	$—	$(23)	$(46)	$17,918
Cumulative effect of adoption of FIN 48				(90)	—				(90)

Balances, as of January 1, 2007, as adjusted	21,801,961	$22	$39,109	$(21,234)	—	$—	$(23)	$(46)	$17,828
Comprehensive income:
Translation adjustment, net of tax effect ($1 benefit)	—	—	—	—	—	—	—	(1)	(1)
Net income for the six months ended June 30, 2007	—	—	—	6,862	—	—	—	—	6,862

Total comprehensive income	—	—	—	—	—	—	—	—	6,861
Stock compensation expense	—	—	793	—	—	—	—	—	793
Payment received on stockholder receivable	—	—	—	—	—	—	23	—	23

Balances, as of June 30, 2007	21,801,961	$22	$39,902	$(14,372)	—	—	—	$(47)	$25,505

The accompanying notes are an integral part of these consolidated financial statements.

Obagi Medical Products, Inc.

Consolidated Statements of Cash Flows

(In thousands, except share and per share amounts)

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(unaudited)
Cash flows from operating activities
Net income	$6,862	$2,574	$6,116	$8,956	$14,081
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,219	770	1,910	1,480	1,339
Amortization of deferred debt issuance costs	184	348	848	610	—
Gain on legal settlements	—	—	—	—	(180)
Write down of debt issuance costs	500	—	1,282	—	—
Loss on disposal of property and equipment	—	—	72	—	—
Provision for doubtful accounts	12	62	8	128	36
Deferred income taxes	—	—	(450)	487	440
Issuance of common shares to outside directors	—	—	—	37	—
Stock compensation expense	793	131	305	—	—
Tax benefit (expense) from exercise of stock options	—	—	(222)	3,652	—
Changes in operating assets and liabilities
Accounts receivable	(1,850)	1,032	1,047	(3,411)	(1,679)
Accounts receivable from related parties	(287)	—	(356)	(264)	109
Income taxes receivable	—	—	1,945	(2,850)	215
Inventories	(2,503)	(771)	(3,158)	(296)	(247)
Prepaid expenses and other current assets	929	(495)	(876)	(807)	(245)
Other assets	59	(129)	875	(1,929)	(41)
Accounts payable	1,615	3,361	3,187	(949)	1,183
Accrued liabilities	514	(858)	438	655	192
Amounts due to related parties	(25)	(140)	(53)	(63)	(145)

Net cash provided by operating activities	$8,022	$5,885	$12,918	$5,436	$15,058

Cash flows from investing activities
Purchases of property and equipment	(324)	(1,609)	(1,818)	(2,040)	(930)
Purchase of licenses	—	—	—	—	(1,275)
Purchase of other intangible assets	(226)	(205)	(366)	(264)	(493)

Net cash used in investing activities	$(550)	$(1,814)	$(2,184)	$(2,304)	$(2,698)
Cash flows from financing activities
Principal payments on term loans	(15,979)	(4,250)	(40,849)	(3,500)	(1,875)
Principal payments on capital lease obligations	(17)	(17)	(35)	(13)	(9)
Proceeds from the issuance of common stock, net of offering costs	—	—	38,098	—	—
Proceeds from issuance of debt	—	—	—	70,000	—
Payments received on stockholder receivable	23	—	—	—	—
Proceeds from exercise of stock options	—	9	9	2,736	59
Dividends to common stockholders	—	—	—	(63,088)	—
Dividends to preferred stockholders	—	—	—	(9,329)	—
Redemption of redeemable preferred stock	—	—	—	(11,822)	—
Debt issuance costs	—	—	—	(2,886)	(1,109)

Net cash used in financing activities	$(15,973)	$(4,258)	$(2,777)	$(17,902)	$(2,934)

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(unaudited)
Effect of exchange rate changes on cash and cash equivalents	(1)	(13)	(26)	(97)	69
Net increase (decrease) in cash and cash equivalents	(8,502)	(200)	7,931	(14,867)	9,495
Cash and cash equivalents at beginning of year	11,298	3,367	3,367	18,234	8,739

Cash and cash equivalents at end of year	$2,796	$3,167	$11,298	$3,367	$18,234
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of amount capitalized	$—	$—	$5,822	$5,146	$8
Income taxes, net of refunds	$—	$—	$2,135	$—	$7,034
Non-cash investing and financing activities
Capital lease obligations incurred	$—	$47	$47	$68	$—
Accrual of dividends on preferred stock	$—	$—	$—	$26	$1,363
Interest rate cap fair value adjustment	$1	$10	$(16)	$—	$—

        During the years ended December 31, 2005 and 2004, the holder of the Series B preferred stock converted 9,065 and 6,400 shares of Series B preferred stock, respectively, plus related cumulative and unpaid dividends, into 315,750 shares of common stock in each period.

The accompanying notes are an integral part of these consolidated financial statements.

Obagi Medical Products, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

Note 1: The Company

        Obagi Medical Products, Inc. ("the Company") is a specialty pharmaceutical company focused on the aesthetic and skin health markets. The Company develops and commercializes prescription-based, topical skin health systems. The Company is incorporated under the laws of the state of Delaware. The Company has developed prescription-based skin health systems that improve the underlying health of patients' skin and enable physicians to treat a range of skin conditions, including premature aging, photo-damage, hyperpigmentation, acne and soft tissue deficits, such as fine lines and wrinkles. The Company's main product lines are prescription-based skin health systems that improve the efficacy of established prescription and over-the-counter, or OTC, therapeutic agents by enhancing the penetration of these agents across the skin barrier using proprietary technologies. In 2005, the Company launched a series of high potency Vitamin C serums under the Obagi Professional-C brand, which represent an improved product line with more effective skin barrier penetration. This new product line replaces the Company's Vitamin C serum offerings under the Cffectives and Obagi-C brands that the Company introduced in 2000. In 2006, the Company launched its first product under the ELASTIderm™ product line, a bi-mineral complex which increases the functional elasticity of the skin. In addition, the Company conducted controlled experience trials with its first product offering under the CLENZIderm M.D.™ product line, which is a prescription strength gel form of solubilized Benzoyl Peroxide that allows for more rapid and deeper penetration into the follicle to control acne.

        The Company markets its products through its own sales force throughout the United States, and through twelve distribution partners in 35 countries around the world including Canada, Europe, the Far East, the Middle East, Mexico, and South America. The Company also licenses certain non-prescription product concepts under the Obagi trademark to a large Japanese based pharmaceutical company for sale through consumer distribution channels in Japan.

Reverse Stock Split

        On November 27, 2006, the Board of Directors approved, and on November 28, 2006, the stockholders approved, a 1-for-1.2 reverse stock split of the Company's common stock to become effective upon the filing of a Certificate of Amendment with the Secretary of State of the state of Delaware. The filing of the Certificate of Amendment was a condition precedent to the Company's request that its Registration Statement on Form S-1 be declared effective. The Company's Registration Statement on Form S-1 was declared effective on December 13, 2006. All share and per share amounts included in the Company's financial statements have been adjusted to reflect this reverse stock split for all periods presented.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        On November 27, 2006, the Board of Directors of the Company approved an amended and restated Certificate of Incorporation and an amended and restated Bylaws in preparation for a contemplated initial public offering. This amended and restated Certificate of Incorporation was approved by the stockholders on November 28, 2006 and was filed by the Secretary of State of the State of Delaware prior to the effectiveness of the Company's Registration Statement on Form S-1. The changes included: (i) total authorized shares increased to 110,000,000 (100,000,000 common and 10,000,000 preferred); (ii) the classes, term and number of the members of the board of directors were modified; and (iii) other changes deemed necessary as for a public reporting company.

Initial Public Offering

        On December 13, 2006, the Company completed its initial public offering of 5,350,000 shares of common stock at a price of $11.00 per share. The offering consisted of 4,000,000 newly issued shares sold by the Company and 1,350,000 shares sold by selling stockholders. The offering generated gross proceeds of approximately $44,000 and net proceeds of $38,098.

Note 2: Proposed public offering and unaudited pro forma income per share (unaudited)

        The Company has authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") that would permit the sale of shares of the Company's common stock in a proposed public offering ("Offering"). In connection with the proposed Offering, the Company expects to repay $9,200 of the Senior Secured Credit Facility (the "Facility") using the proceeds from the Offering. Unaudited pro forma per share information adjusts our historical net income per share available to common stockholders for the fiscal year ended December 31, 2006 as if the Offering had been effected as of January 1, 2006 and as if part of the proceeds were used to repay the Facility.

        Unaudited pro forma basic and diluted income per share have been computed by adjusting historical net income available to common stockholders for the six months ended June 30, 2007 and the fiscal year ended December 31, 2006 for certain charges which would not have been incurred had the Offering been effected as of January 1, 2006 and as if part of the proceeds been used as described above, as follows:

	Six Months Ended June 30, 2007	Year Ended December 31, 2006
Net income available to common stockholders	$6,862	$6,116
Interest expense and amortization of debt issuance costs relating to the Facility	198	649
Related income tax effects	(78)	(234)

Unaudited pro forma net income available to common stockholders	$6,982	$6,531

        Unaudited pro forma basic and diluted income per share have been computed by adjusting historical share amounts for the six months ended June 30, 2007 and the fiscal year ended December 31, 2006 as if the Offering been effected as of January 1, 2006 and as if part of the proceeds been used as described above, as follows:

	June 30, 2007		December 31, 2006
	Weighted Average Basic shares	Weighted Average Diluted shares	Weighted Average Basic shares	Weighted Average Diluted shares
Historical share amounts	21,801,961	21,923,959	17,996,158	18,071,048
Shares issued to repay the Facility	458,579	458,579	458,579	458,579
Unaudited pro forma net income per share amounts	$0.31	$0.31	$0.35	$0.35

Note 3: Summary of significant accounting policies

Principles of consolidation

        The consolidated financial statements include the accounts of Obagi Medical Products, Inc. and its wholly owned subsidiary, OMP, Inc. The consolidated financial statements of OMP, Inc. include the accounts of its wholly owned subsidiaries and its majority owned subsidiary, Obagi Singapore. All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

        Certain prior year amounts have been reclassified to conform to the current year's presentation.

Cash and cash equivalents

        Cash equivalents include demand deposits and short-term investments with a maturity of three months or less when purchased.

        The Company maintains its cash deposits at numerous banks located throughout the United States, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk. At June 30, 2007, December 31, 2006 and 2005, cash on deposit was in excess of the federally insured limit of $100.

Accounts receivable

        The Company performs periodic credit evaluations of the financial condition of its customers, monitors collections and payments from customers, and generally does not require collateral. Receivables are generally due within 30 days. The Company provides for the possible inability to collect accounts receivable by recording an allowance for doubtful accounts. The Company writes off an account when it is considered to be uncollectible. The Company estimates its allowance for doubtful accounts based on historical experience, aging of accounts receivable, and information regarding the creditworthiness of its customers. The Company estimates its allowance for doubtful accounts pursuant to sales returns based on the Company's historical rate of returns and current market conditions. To date, losses have been within the range of management's expectations.

        Concentrations of credit risk, with respect to trade receivables, are limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic regions. As of June 30, 2007, December 31, 2006 and 2005, no single customer represented more than 10% of the net accounts receivable balance.

Inventories

        Inventories consist of raw materials and finished goods purchased from third parties and are valued at the lower of cost or market. Cost is determined by the first-in, first-out method.

        Inventory reserves are established when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence, reductions in estimated future demand and reductions in selling prices. Inventory reserves are measured as the difference between cost of inventory and the estimated net realizable value. Inventory reserves are charged to cost of sales. The Company's estimated inventory reserve is provided for in the consolidated financial statements and actual reserve requirements approximated management's estimates.

Impairment of long-lived assets

        The Company periodically assesses potential impairments of its long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors considered by the Company include, but are not limited to, significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and significant negative industry or economic trends. When the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company will assess the recoverability of the assets by estimating the future undiscounted operating cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, the Company recognizes an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair market value if available, or discounted cash flows, if not. To date, the Company has not recognized an impairment charge related to the write-down of long-lived assets.

Property and equipment

        Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, as follows:

Furniture and fixtures	3-5 years
Computer software and equipment	3 years
Lab and office equipment	3 years
Leasehold improvements	Lesser of useful life or term of lease
Capital lease (office equipment)	Lesser of useful life or term of lease

        Property and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for major renewals and betterments are capitalized, while minor replacements, maintenance and repairs, which do not extend the assets useful lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation is removed from the accounts and any gain or loss is included in operations.

Goodwill and other intangibles

        SFAS No. 142 ("SFAS No. 142"), Goodwill and Other Intangible Assets, requires the Company to test goodwill for impairment on an annual basis and more frequently if there is reason to suspect that the value has been diminished or impaired, with any corresponding write-downs recognized as necessary.

        SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test used to identify potential impairment compares the fair value of a reporting unit with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

        Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth of the Company's business, the useful life over which cash flows will occur, and determination of the Company's weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

        The Company has selected September 30 as the date on which it will perform its annual goodwill impairment test. Based on the Company's analysis, no impairment charges were recognized for the six months ended June 30, 2007 and 2006 or the years ended December 31, 2006, 2005, and 2004.

        Other intangible assets consist of trademarks, distribution rights, covenants not-to-compete, patents, customer lists, and proprietary formulations. Other intangible assets are amortized over the expected period of benefit using the straight-line method over the following lives: trademarks (twenty years); distribution rights (ten years); covenants not-to-compete (seven years); other intangible assets (three to seventeen years).

Intangible assets

        At June 30, 2007 and December 31, 2006 and 2005, the carrying amounts and accumulated amortization of intangible assets is as follows:

	June 30, 2007			December 31, 2006			December 31, 2005
	Gross amount	Accumulated amortization	Net book value	Gross amount	Accumulated amortization	Net book value	Gross amount	Accumulated amortization	Net book value
	(unaudited)
Trademarks	$7,313	$(3,486)	$3,827	$7,308	$(3,305)	$4,003	$7,265	$(2,944)	$4,321
Distribution rights	1,082	(822)	260	1,082	(768)	314	1,082	(660)	422
Covenant not-to-compete	931	(865)	66	931	(798)	133	931	(665)	266
Licenses	1,875	(1,004)	871	1,775	(901)	874	1,675	(698)	977
Other intangible assets	3,193	(2,150)	1,043	3,071	(2,087)	984	2,849	(1,951)	898

	$14,394	$(8,327)	$6,067	$14,167	$(7,859)	$6,308	$13,802	$(6,918)	$6,884

        Amortization expense related to all intangible assets, including certain amounts reflected in cost of sales, for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005, and 2004 was $467(unaudited), $479 (unaudited), $941, $1,078, and $1,085, respectively.

        Future estimated aggregate amortization expense for the next five years and thereafter is as follows:

Years ending December 31,
2007	$941
2008	807
2009	764
2010	732
2011	657
Thereafter	2,407

$6,308

Debt issuance costs

        Direct costs incurred in connection with indebtedness agreements are capitalized as incurred and amortized on the effective interest method over the term of the related indebtedness. Debt issuance costs are included in other assets and represent fees and other costs incurred in connection with the Senior Secured Credit Facility entered into on January 28, 2005. In connection with this transaction, the Company incurred $2,886 in costs during fiscal year 2005.

        Pursuant to the Third Amendment of the Senior Secured Credit Facility, the Company made a repayment of $35,000 in debt with the net cash proceeds received in the initial public offering consummated on December 13, 2006. As a result, the Company recorded a write down of debt issuance costs of $1,282 during the year ended December 31, 2006. The write down is included as a component of interest expense. During the six months ended June 30, 2007, the Company also made debt prepayments of $15,313 which resulted in the writedown of $500 in deferred debt issuance costs. At June 30, 2007, December 31, 2006 and 2005, the Company has debt issuance costs of $571 (unaudited), $1,254, and $3,385, respectively, net of accumulated amortization of $3,424 (unaudited) $1,459, and $610, respectively.

Derivative financial instruments

        In 2001, the Company adopted SFAS No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities and its related amendments. As a result of the adoption of SFAS No. 133, the Company recognizes derivative financial instruments, such as its interest rate cap contract, as either assets or liabilities in the consolidated financial statements at fair value.

        The accounting for changes in the fair value (i.e., unrealized gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. Derivatives that are not hedges must be adjusted to fair value through current earnings.

        The Company enters into interest rate caps to manage its exposure to changes in interest rates. Interest rate caps also allow the Company to raise funds at floating rates and effectively cap the interest rate.

Income taxes

        Income taxes are determined using an annual effective tax rate, which generally differs from the United States federal statutory rate, primarily because of state taxes and research and development tax credits. The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities, along with net operating loss and credit carryforwards.

        The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Income tax benefits credited to stockholders' equity (deficit) relate to tax benefits associated with amounts that are deductible for income purposes but do not impact net income. These benefits are principally generated from employee exercises of non-qualified stock options.

Fair values of financial instruments

        The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments for disclosure purposes:

        Long-term debt:    The carrying value of the Company's debt approximates fair value. The carrying value of the Company's long-term debt approximates fair value because the interest rate adjusts to market interest rates.

        Interest rate cap agreement:    The fair value of the interest rate cap agreement, as previously disclosed, is the amount at which it could be settled.

Leases

        The Company accounts for leases under the provisions of SFAS No. 13, Accounting for Leases, and subsequent amendments, which require that the Company's leases be evaluated and classified as either operating leases or capital leases for financial reporting purposes. Minimum base rents for the Company's operating leases, which generally have scheduled rent increases over the term of the lease, are recorded on a straight-line basis over the lease term. The initial lease term includes the period from when the Company is given access and control over the leased property, whether or not rent payments are due under the terms of the lease.

        For leases with renewal periods at the Company's option, the Company generally considers the lease term to comprise only of the initial lease term as exercise of the renewal options are not considered to be reasonably assured of exercise as determined at lease inception. However, if failure to exercise a renewal option imposes an economic penalty of sufficient magnitude to the Company, then the renewal, at inception, is reasonably assured and will be included in the determination of the appropriate lease term.

        In certain instances, the Company disburses cash for leasehold improvements, furnishings, fixtures and equipment to renovate leased premises. If costs are paid directly by the landlord or reimbursed to the Company by the landlord, the Company records a deferred rent liability and amortizes the deferred rent liability over the lease term as a reduction to rent expense. In other instances, the Company may expend cash for landlord additions that the Company makes to lease premises that are reimbursed to the Company by the landlord. Based on the specifics of the leased space and the lease agreement, during the renovation period, amounts paid will be recorded as prepaid rent and any landlord reimbursement will be recorded as an offset to prepaid rent.

Treasury stock

        The Company records treasury stock under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. The Company records reissuances of treasury stock at the fair value of the underlying transactions. Differences between the fair value of the issuance and the cost basis of the treasury stock is recorded as either an adjustment to additional paid-in capital if the transaction results in a gain or accumulated earnings (deficit) if the transaction results in a loss.

Revenue recognition

        The Company recognizes revenue in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104 ("SAB No. 104"), Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) shipment of products has occurred, (iii) the sales price charged is fixed or determinable, and (iv) collection is reasonably assured. The Company's shipment terms are FOB shipping point as outlined in its sales agreements.

        The Company's domestic sales agreements do not provide for rights of return or price protection. However, the Company may approve returns on a case-by-case basis at its discretion. Based on the Company's historical experience, such returns generally approximate 2.1% of the Company's total gross sales. Certain international distribution agreements do provide for rights of return and price protection. Generally, such return rights are for a period of not more than 90 days after shipment. In accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists, the Company continuously monitors and tracks product returns and records a provision for the estimated future amount of such future returns, based on historical experience and any notification received of pending returns. The allowance for future sales returns as of June 30, 2007, December 31, 2006 and 2005 was $499 (unaudited), $324, and $182, respectively, and is recorded as a reduction to revenue. The Company does not grant any warranty provisions on its products. The Company provides for discounts and allowances based on historical experience at the time revenue is recognized as a reduction to revenue. To date, actual provisions have approximated management's estimates.

        The Company grants price protection rights to certain international distributors. Such price protection rights require the Company to pay the distributor if there is a reduction in the list price of the Company's products. Price protection payments would be required for the distributor's inventory on-hand or in-transit on the date of the price reduction, for a period not to exceed 90 days prior to the date of the price reduction. The Company has not recorded a liability in connection with such price protection rights as the Company has never reduced the list prices of its products.

        In September 2002, the Company entered into a licensing agreement (as discussed in the royalty licensee agreements footnote, Note 9) with an international distributor that specializes in the distribution and marketing of over-the-counter medical oriented products in the drug store and retail channels. In January 2006, the Company entered into a licensing agreement with a diversified Japanese consumer products and services company, which also owns and operates a large chain of aesthetic spas in Japan. The Company recognizes royalty revenues related to the licensing agreements based on the respective distributor's sale of related products. These royalty revenues are recognized as earned and are based upon a predetermined rate within the respective licensing agreement.

        Included in revenues are fees charged to customers for shipping and handling. Such revenues amounted to $1,175 (unaudited), $814 (unaudited), $1,831, $1,220, and $943 for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005, and 2004, respectively. Shipping and handling costs incurred in a sales transaction to ship products to customers are included as a component of cost of sales.

Advertising costs

        Advertising costs are expensed the first time the advertising takes place. Advertising and promotion costs incurred for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004 were approximately, $34 (unaudited), $100 (unaudited), $251, $1,143, and $1,151, respectively. Advertising costs are recorded as a component of selling, general and administrative expenses.

Foreign currency translation

        The financial statements of subsidiaries outside the United States are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Revenue and expense items are translated at average monthly rates of exchange. The resultant translation adjustments are recorded in comprehensive income, a separate component of stockholders' equity (deficit). Such adjustments amounted to an unrealized loss of $1 (unaudited) and $13 (unaudited) for the six months ended June 30, 2007 and 2006, an unrealized loss of $27 for the year ended December 31, 2006, and an unrealized gain of $5 and $69 for the years ended December 31, 2005 and 2004, respectively. During the year ended December 31, 2005, the Company disposed of certain of its wholly owned, non-operating, subsidiaries outside of the United States. As a result, the comprehensive income related to foreign currency translation was recognized as a gain in the accompanying consolidated financial statements. The total gain recognized was $111, $102 of which related to foreign currency translation during the year ended December 31, 2005.

Research and development

        Research and development activities have historically focused on improving the efficacy of existing pharmaceutical ingredients by enhancing penetration. These activities primarily consist of formulation, chemistry and analytical manufacturing controls and stability work. Research and development expenses include, among other things, wages and benefits, raw materials and supplies, facilities, outside professionals and professional service provider fees. Clinical trials and certain support functions in preparing protocols, reports and other regulatory documents are performed by scientific consultants and third-party contract research organizations. Research and development costs are expensed as incurred.

Stock-based compensation

        Prior to the January 1, 2006 adoption of Financial Accounting Standards Board ("FASB") Statement No. 123 (revised 2004) ("SFAS No. 123R"), Share-Based Payment, the Company accounted for grants of options to employees to purchase its common stock using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB No. 25"), Accounting for Stock Issued to Employees, and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation. As permitted by SFAS No. 123 ("SFAS No. 123"), Accounting for Stock-Based Compensation, and as amended by SFAS No. 148 ("SFAS No. 148"), Accounting for Stock-Based Compensation-Transition and Disclosure, the Company had chosen to continue to account for such option grants under APB No. 25 and provide the expanded disclosures specified in SFAS No. 123, as amended by SFAS No. 148.

        Effective January 1, 2006, the Company adopted SFAS No. 123R using the modified prospective transition method, and as a result, did not retroactively adjust results from prior periods. Under this transition method, stock-based compensation was recognized for: (i) expense related to the remaining unvested portion of all stock option awards granted during the one year period preceding the Company's initial public offering, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (ii) expense related to all stock option awards granted on or subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. In accordance with Staff Accounting Bulletin No. 107 ("SAB No. 107"), Share-Based Payment, the remaining unvested options issued by the Company prior to the one year period preceding the initial public offering, with the exception of the October 2005 grants, are not included in the SFAS No. 123R option pool as such options were valued using the minimum value method. As a result, unless subsequently modified, repurchased or cancelled, such unvested options will not be included in stock-based compensation. The Company applies the Black-Scholes valuation model in determining the fair value of share-based payments to employees. The resulting compensation expense is recognized on a straight-line basis over the requisite service period, which equals the option vesting term of three years.

        Upon adoption of SFAS No. 123R, the Company utilized the "long form" method for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123R, paragraph 81. Under the "long form" method, the Company determined the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of the employee stock-based compensation "as if" the Company had adopted the recognition provisions of SFAS No. 123 since its effective date of January 1, 1995.

        Compensation expense is recognized only for those options expected to vest, with forfeitures estimated based on the Company's historical experience and future expectations. Prior to the adoption of SFAS No. 123R, the effect of forfeitures on the pro forma expense amounts was recognized as the forfeitures occurred.

        As a result of adopting SFAS No. 123R, the impact to the Consolidated Statement of Income for the year ended December 31, 2006 on income before income taxes and net income was $305 and $195, respectively, and does not have a material effect on basic and diluted earnings per share, respectively. In addition, prior to the adoption of SFAS No. 123R, the Company presented the tax benefit resulting from the exercise of stock options as operating cash inflows in the Consolidated Statements of Cash Flows. Upon the adoption of SFAS No. 123R, the excess tax benefits for those options are classified as financing cash inflows.

        Had compensation expense for the Company's option grants been determined based on their fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company's net income per common share for the years ended December 31, 2005 and 2004 would have been decreased to the adjusted pro forma amounts indicated below:

	Year Ended December 31,
	2005	2004
Net income attributed to common shares
As reported	$8,816	$12,718
Equity-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income attributed to common shares if the fair value method had been applied	(166)	(114)

Adjusted	$8,650	$12,604

Basic earnings per common share:
As reported	$0.50	$0.79
Equity-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income attributed to common shares if the fair value method had been applied	(0.01)	—

Adjusted	$0.49	$0.79

Diluted earnings per share:
As reported	$0.50	$0.74
Equity-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income attributed to common shares if the fair value method had been applied	(0.01)	(0.01)

Adjusted	$0.49	$0.73

        The fair value of each option granted to employees and directors is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for the six months ended June 30, 2007 and for the years ended December 31, 2006 and 2005 (no options were granted during the year ended December 31, 2004):

		Year Ended December 31,
	Six Months Ended June 30, 2007
		2006	2005
Expected stock price volatility	33.2%	33.5%	16.9%
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	5.1%	4.6%	4.3%
Expected life of options	6.0 years	6.0 years	6.0 years

        Expected stock price volatility is based on a combined average expected stock price volatility of publicly traded peer companies deemed to be similar entities whose share or option prices are publicly available. For fiscal years 2006 and 2005, the Company based its expected stock price volatility on the combined average stock price volatility of five and three publicly traded peer companies, respectively. Until such time that the Company has enough historical data, it will continue to rely on peer companies' volatility and will ensure that the selected peer companies are still appropriate. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant with an equivalent remaining term. The Company has paid dividends only once in the past and does not currently plan to pay dividends in the near future. The expected term was derived under the "simplified" method provided in SAB No. 107.

        Prior to the one-year period preceding the anticipated initial public offering, with the exception of the October 2005 grants, the Company used the minimum value method to determine fair value of option grants.

        The aggregate intrinsic value for options outstanding at June 30, 2007 and December 31, 2006 was $8,496 (unaudited) and $779. This amount changes based on the estimated fair market value of the Company's stock. Total intrinsic value of options exercised for the years ended December 31, 2006 was $45. No options were exercised in the six months ended June 30, 2007. As of June 30, 2007 and December 31, 2006, total unrecognized stock-based compensation expense related to nonvested stock options was approximately $3,186 (unaudited) and $3,772, respectively, which is expected to be recognized over a weighted average period of approximately 2.44 (unaudited) and 2.81 years, respectively. Aggregate intrinsic value represents the total pretax intrinsic value (the difference between the Company's estimated stock price on the measurement date and the exercise price, multiplied by the number of the in-the-money options) that would have been received by the option holders had all the option holders exercised their options on measurement date.

        During the year ended December 31, 2005, the Company issued stock options to certain employees. Given the absence of an active market for the Company's common stock at that time, the board of directors were required to estimate the fair value of its common stock at the time of each option grant for purposes of determining stock-based compensation expense. The board of directors granted employees stock options during 2005 at exercise prices ranging from $8.40 per share in March 2005 to $14.40 per share in October 2005. As the exercise price was determined to be equal to or greater than the fair value of the underlying common stock on the date of each grant, the Company did not recognize stock-based compensation expense for the options granted in 2005.

        In connection with the preparation of the consolidated financial statements, the Company reassessed the fair value of its employee stock options granted during 2005. In making this reassessment, the Company considered the guidance provided in American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. Based on this reassessment, the Company concluded that the fair value of the Company's stock at March 2005 and October 2005 was equal to or greater than the fair value of the underlying common stock on the date of each grant. The Company did not recognize any additional compensation expense as the exercise prices of the stock options were at or above the fair value of the common stock on the date of grant based on the Company's reassessed fair value.

Earnings per common share ("EPS")

        The Company accounts for earnings per share in accordance with SFAS No. 128, Earnings per Share. Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per common share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Common share equivalents are excluded from the computation if their effect is anti-dilutive. The Company's common share equivalents consist of stock options issued under the Company's Stock Option Plan as well as mandatory redeemable convertible preferred stock.

        Under the treasury stock method, the assumed proceeds calculation includes: (a) the actual proceeds to-be-received from the employee upon exercise, (b) the average unrecognized compensation cost during the period and (c) any tax benefits that will be credited upon exercise to additional paid-in capital. The Company determines whether our windfall pool of available excess tax benefits is sufficient to absorb the shortfall. If so, the effect of the hypothetical deferred tax asset write-off reduces the assumed proceeds in the treasury stock calculation. If there is no pool of available excess tax benefits, or if the amount of the pool is insufficient to absorb the entire hypothetical deficient tax deduction, the amount of the deficiency that is charged to income tax expense is not considered to be a reduction of the assumed proceeds. Currently, the Company has determined that we have sufficient windfall pool available.

        Basic and diluted earnings per common share were calculated using the following units for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004:

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(unaudited)
Weighted average shares outstanding-basic	21,801,961	17,798,563	17,996,158	17,522,611	16,021,149
Effect of dilutive stock options	121,998	22,830	74,890	90,275	883,711
Effect of dilutive mandatorily redeemable convertible preferred stock	—	—	—	152,830	416,268
Weighted average shares outstanding-diluted	21,923,959	17,821,393	18,071,048	17,765,716	17,321,128

        For the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006 and 2005, diluted earnings per share does not include the impact of common stock options then outstanding of 829,236 (unaudited), 525,125 (unaudited), 970,823 and 807,991, respectively, as the effect of their inclusion would be anti-dilutive.

New accounting pronouncements

        During October 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") with respect to EITF Issue No. 04-10 ("EITF 04-10"), Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds, which clarifies the guidance in paragraph 19 of SFAS No. 131 ("SFAS No. 131"), Disclosures about Segments of an Enterprise and Related Information. According to EITF 04-10, operating segments that do not meet the quantitative thresholds can be aggregated under paragraph 19 only if aggregation is consistent with the objective and basic principle of SFAS No. 131, the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria listed in items (a)-(e) in paragraph 17 of SFAS No. 131. The effective date of EITF 04-10 is applicable for fiscal years ending after September 15, 2005. The adoption of EITF 04-10 did not have an impact on the Company's segment analysis.

        In December 2004, the FASB issued SFAS No. 123R, which replaces SFAS No. 123 and supersedes APB No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values. The provisions of SFAS No. 123R, as supplemented by SAB No. 107, are effective no later than the beginning of the next fiscal year that begins after June 15, 2005. The Company adopted the new requirements using the modified prospective transition method in the first quarter of fiscal 2006, and as a result, did not retroactively adjust results from prior periods. Under this transition method, compensation expense associated with stock options recognized in the full fiscal year of 2006 includes: (i) expense related to the remaining unvested portion of all stock option awards granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (ii) expense related to all stock option awards granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. The Company applies the Black-Scholes valuation model in determining the fair value of share-based payments to employees, which is then amortized on a straight-line basis over the requisite service period. As a result of adopting SFAS No. 123R, the impact to the Consolidated Statement of Income for the year ended December 31, 2006 on income before income taxes is approximately $305 and did not have a material effect on basic and diluted earnings per share.

        In May 2005, the FASB issued SFAS No. 154 ("SFAS No. 154"), Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3, which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 eliminates the requirement to include the cumulative effect of changes in accounting principle in the income statement and instead requires that changes in accounting principle be retroactively applied. SFAS No. 154 is effective for accounting changes and correction of errors made on or after January 1, 2006, with early adoption permitted. The Company began applying the provisions of this statement during the fourth quarter of 2005.

        In February 2006, the Emerging Issues Task Force ("EITF") issued EITF No. 06-3 ("EITF No. 06-3"), How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). EITF 06-3 requires disclosures surrounding a company's accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of EITF No. 06-3. If taxes included in gross revenues are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. EITF 06-3 is effective for the first annual or interim reporting period beginning after December 15, 2006. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. The Company began applying the provisions of EITF 06-3 as of January 1, 2007. As the Company presents such taxes on a net basis in its consolidated Statements of Income, the adoption of EITF No. 06-3 did not have an impact on the Company's consolidated Statements of Income.

        In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized. The Company adopted the provisions of FIN 48 as of January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. See Note 7 for further discussion.

        In September 2006, FASB issued SFAS No. 157 ("SFAS No. 157"), Fair Value Measurements. This new standard provides guidance for using fair value to measure assets and liabilities. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not yet determined the impact that the adoption of SFAS No. 157 will have on its consolidated financial position, results of operations or cash flows.

        In September 2006, the SEC issued SAB No. 108 ("SAB No. 108"), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the Company's balance sheet and statement of operations financial statements and the related financial statement disclosures. The SAB permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The adoption of SAB No. 108 did not have an impact on the Company's results of operations or financial position.

        In December 2006, the FASB issued FASB Staff Position ("FSP") EITF 00-19-2 ("FSP EITF 00-19-2"), Accounting for Registration Payment Arrangements, which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. Adoption of FSP EITF 00-19-02 is required for fiscal years beginning after December 15, 2006. The adoption of FSP EITF 00-19-2 as of January 1, 2007 did not have an impact on the Company's financial position, results of operations or cash flows.

        In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 159 ("SFAS No. 159"), The Fair Value Option for Financial Assets and Financial Liabilities, to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157 ("SFAS No. 157"), Fair Value Measurements. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. SFAS No. 159 also applies to eligible items existing at November 15, 2007 (or early adoption date). The Company will adopt the provisions of SFAS No. 159 on January 1, 2008. The Company has not yet determined the impact that the adoption of SFAS No. 159 will have on its consolidated financial position, results of operations or cash flows.

Note 4: Composition of certain financial statement captions

		December 31,
	June 30, 2007
		2006	2005
	(Unaudited)
Inventories, net
Raw materials	$3,789	$3,251	$1,309
Finished goods	5,359	3,291	2,236

	9,148	6,542	3,545
Less reserve for inventories	(379)	(276)	(437)

	$8,769	$6,266	$3,108

		December 31,
	June 30, 2007
		2006	2005
	(Unaudited)
Property and equipment
Furniture and fixtures	$776	$776	$675
Computer software and equipment	2,738	2,443	1,557
Lab and office equipment	514	494	400
Leasehold improvements	3,083	3,111	1,034
Capital lease (office equipment)	261	256	209
Construction in progress	104	73	1,624

	7,476	7,153	5,499
Less accumulated depreciation and amortization	(4,156)	(3,404)	(2,574)

	$3,320	$3,749	$2,925

        Depreciation expense for the six months ended June 30 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004 was $747 (unaudited), $291 (unaudited), $968, $402, and $254, respectively. At June 30, 2007, December 31, 2006 and 2005, accumulated depreciation for fixed assets under capital lease was $176 (unaudited), $154 and $121, respectively. Interest costs that were capitalized into construction in progress and other property and equipment totaled $0 (unaudited), $157, and $70 for the six months ended June 30, 2007 and for the years ended December 31, 2006 and 2005, respectively.

        During the year ended December 31, 2006, the Company recorded a loss on disposal of fixed assets of $72. The loss is reported as a component of selling, general and administrative expenses.

		December 31,
	June 30, 2007
		2006	2005
	(Unaudited)
Accrued liabilities
Salaries and related benefits	$2,322	$2,535	$1,801
Other	2,008	1,063	1,359

	$4,330	$3,598	$3,160

Note 5: Line of credit, notes payable and capital lease obligations

        Notes payable and capital lease obligations consist of the following at June 30, 2007, December 31, 2006 and 2005:

		December 31,
	June 30, 2007
		2006	2005
	(Unaudited)
Senior Secured Credit Facility
Term A	$1,840	$5,556	$17,000
Term B	7,831	20,095	49,500
Capital lease obligations	113	130	118

	9,784	25,781	66,618
Less current maturities	(621)	(2,729)	(3,423)

	$9,163	$23,052	$63,195

        On January 28, 2005, the Company entered into an $80,000 Senior Secured Credit Facility. The Facility is structured with two term loans and a revolving line of credit. The term loans include: (i) $20,000 in principal borrowings under Senior Secured Term Loan A (the "Term Loan A") maturing January 28, 2010; and (ii) $50,000 in principal borrowings under Senior Secured Term Loan B (the "Term Loan B") maturing January 1, 2011. The Senior Secured Revolving Credit Facility (the "Revolver") provides availability up to $10,000 for working capital needs. Borrowings under this Facility are collateralized by a first lien on all of the assets of the Company. The Company pays an unused line fee of 0.5% monthly on the unused balance of the Revolver. There was no outstanding balance on the Revolver as of December 31, 2006 and 2005. The availability of the Revolver is based upon a multiple of 3.25 times the Company's EBITDA less outstanding debt. As of June 30, 2007, December 31, 2006 and 2005, the availability of the Revolver was approximately $10,000, $10,000 and $6,767, respectively.

        Loans under the Facility bear variable interest based on a margin, at the Company's option, over prime rate or LIBOR. The margins applicable to portions of amounts borrowed vary depending on the Company's consolidated Debt to EBITDA Ratio. As of June 30, 2007, applicable margins were 1.75% and 2.00% for prime rate borrowings and 3.25% and 3.50% for LIBOR borrowings for Term A and Term B, respectively. As of December 31, 2006, applicable margins were 2.50% and 2.75% for prime rate borrowings and 4.00% and 4.25% for LIBOR borrowings for Term Loan A and Term Loan B, respectively. As of December 31, 2005, the applicable margins were 2.25% and 2.50% for prime rate borrowings and 3.75% and 4.00% for LIBOR borrowings, for Term Loan A and Term Loan B, respectively. As of June 30, 2007, Term Loan A was bearing interest at a LIBOR based rate of 8.57% and Term Loan B was bearing interest at a LIBOR based rate of 8.82%. As of December 31, 2006, Term Loan A was bearing interest at a LIBOR based rate of 9.35% and Term Loan B was bearing interest at a LIBOR based rate of 9.60%. As of December 31, 2005, both Term Loan A and Term Loan B were bearing interest at LIBOR based rates of 8.12% and 8.37%, respectively. The weighted-average interest rate for borrowings under this Facility was 8.96% (unaudited), 9.15% and 8.50% as of June 30, 2007, December 31, 2006 and 2005, respectively. Interest expense incurred attributable to this Facility for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006 and 2005 was $1,004 (unaudited), $2,707 (unaudited), $5,749 and $5,435, respectively.

        The Facility contains certain financial and non-financial covenants. Such non-financial covenants include certain limitations on annual capital expenditures and use of proceeds from the issuance of debt and equity securities, and prohibit the Company from making dividend distributions. The financial covenants contained in the agreement include, among other provisions, maintaining a minimum EBITDA, a maximum Debt to EBITDA Ratio and a minimum Fixed Charge Ratio. Under the terms of the Facility, if Stonington ceases to own at least 20% of our outstanding common stock, it would be considered an event of default. On September 6, 2006, the Company entered into the Second Amendment to the Senior Secured Credit Facility. Pursuant to the Amendment, the calculation of EBITDA and Total Debt used in the covenant calculations were modified. On November 13, 2006, the Company entered into the Third Amendment to the Senior Secured Credit Facility. Pursuant to the Amendment, certain terms were modified, some of which took effect upon the completion of the initial public offering, to change the Company's (i) ability to make payments to subordinated debt, (ii) use of proceeds from an initial public offering, (iii) calculation of Total Debt used in the covenant calculations, (iv) negative covenants and (v) financial reporting requirements.

        In accordance with the Third Amendment of the Senior Secured Credit Facility, the Company made a repayment of $35,000 in debt with the net cash proceeds received in the initial public offering consummated on December 13, 2006.

        As of June 30, 2007, December 31, 2006 and 2005, the maximum Debt to EBITDA requirement was 2.00, 2.50 and 3.00, respectively, and the minimum Fixed Charge Ratio was 1.25, 1.20 and 1.10, respectively. The Company was in compliance with all financial and non-financial covenants as of June 30, 2007, December 31, 2006 and 2005.

        As of December 31, 2005, under the terms of the Facility, the Company was subject to mandatory principal prepayments equal to 50% or 75% of Consolidated Excess Cash Flow, as defined in the Facility, based on the Company's Debt to EBITDA ratio. As of December 31, 2005, the Company made no mandatory principal prepayments. Pursuant to the Third Amendment, the mandatory principal prepayment was modified to equal 25% to 50% of Consolidated Excess Cash Flow. As of December 31, 2006, the Company was subject to a $1,313 mandatory principal prepayment due 95 days subsequent to year end which was paid within the terms of the Facility on April 2, 2007. As a result, the mandatory principal prepayment was included in the current portion of long-term debt as of December 31, 2006. Also, the Company made optional principal prepayments of $14,000 and regularly scheduled payments of $666 during the quarter ended June 30, 2007. The Company did not incur any prepayment penalties or premiums upon making the optional prepayments. In conjunction with the paydowns on the Facility, the Company wrote off $500 of deferred debt issuance costs which has been recorded as interest expense during the quarter ended June 30, 2007, with the remaining unamortized balance of deferred debt issuance costs of $571 recorded in Other Assets as of June 30, 2007.

        The total annual maturities of long-term debt and capital lease obligations as of December 31, 2006 are as follows:

	Long-Term Debt	Capital Leases
Years ending December 31,
2007	$2,672	$62
2008	1,817	32
2009	2,121	25
2010	14,420	19
2011	4,621	—

	$25,651	138

Less amount representing future interest cost		(8)

		$130

Interest rate cap

        In March 2005, the Company entered into a LIBOR interest rate cap agreement as an economic hedge against Facility borrowings. The interest rate is capped at 6.0% on a decreasing notional amount starting at $35,000 decreasing to approximately $34,038. The agreement expires on January 1, 2008. The interest rate cap is recognized on the Consolidated Balance Sheet at its fair market value and any change in fair value is reported in interest expense. As of June 30, 2007, December 31, 2006 and 2005, the fair value of the interest rate cap was approximately $0 (unaudited), $3 and $19, respectively.

Letter of credit agreements

        On May 18, 2006, the Company provided an irrevocable standby letter of credit to the Florida Department of Health in the amount of $100, which may be drawn upon to satisfy any unpaid administrative fines or penalties. This letter of credit was renewed in May 2007 and may be renewed annually for a period of one year.

        On May 23, 2006, the Company provided an irrevocable standby letter of credit to the California State Board of Pharmacy in the amount of $100, to serve as a security device for the performance of the Company of its obligations under Business and Professions Code. This letter or credit expired on May 22, 2007.

Note 6: Common stock and mandatorily redeemable preferred stock

Common stock

        In 2003, the Company repurchased 2,090,524 shares of its common stock from several of its existing stockholders at a price of $3.60 per share. The Company recorded the repurchases as treasury stock utilizing the cost method since the Company intended to reissue such shares in the future. During 2005 and 2004, the Company reissued treasury shares as a result of the exercise of stock options and the conversion of Series B mandatorily redeemable preferred stock into common stock.

        In December 2005, the Company recorded compensation expense of $37 related to the issuance of 5,000 shares of common stock to two new board members for consideration of these individuals joining the board. The compensation expense and related additional paid-in-capital was recorded at the fair market value at the time of grant. The Company determined the fair market value of its common stock after board of director and management consideration of a number of objective and subjective factors.

Mandatorily redeemable preferred stock

        The Company was authorized to issue 146,200 and 40,000 shares of Series A and Series B mandatorily redeemable preferred shares, respectively. Series A preferred stock was not convertible, was nonvoting and the holder was entitled to cumulative dividends at a rate of 11% of the original issue price per share per annum at the end of each quarter. The Series A preferred stock had a liquidation preference of its original issue price of $100 per share and any amount equal to declared or accrued but unpaid dividends. Series B mandatorily redeemable preferred stock was convertible, nonvoting and the holder was entitled to cumulative dividends at a rate of 5% of the original issue price per share per annum at the end of each quarter beginning September 30, 2002. The Series B mandatorily redeemable preferred stock had a liquidation preference of its original issue price of $100 per share and any amount equal to declared or accrued but unpaid dividends.

        Information relating to the redeemable preferred stock for the years ended December 31, 2005 and 2004 is as follows:

	Shares			Amounts
	Series A	Series B	Total	Series A	Series B	Total
Balance, December 31, 2003	118,215	15,465	133,680	$19,733	$2,442	$22,175
Conversion of Series B to common stock	—	(6,400)	(6,400)	—	(1,027)	(1,027)
Accrued preferred stock dividends	—	—	—	1,304	59	1,363

Balance, December 31, 2004	118,215	9,065	127,280	21,037	1,474	22,511
Stock repurchase	(118,215)	—	(118,215)	(21,151)	—	(21,151)
Conversion of Series B to common stock	—	(9,065)	(9,065)	—	(1,500)	(1,500)
Accrued preferred stock dividends	—	—	—	114	26	140

Balance, December 31, 2005	—	—	—	$—	$—	$—

        There has been no activity in preferred stock since December 31, 2005.

        The Company could have, at its election, redeemed shares of Series A and Series B preferred stock at a redemption price equal to the liquidation preference plus the amount of all accrued and unpaid dividends. Shares of Series A and Series B were required to be redeemed by the Company upon the earlier of: (i) the close of the Company's sale of its common stock in a public offering, (ii) the liquidation, dissolution or winding up of the Company, and (iii) the acquisition of the Company by another entity under certain terms. The Company did not accrete the mandatorily redeemable preferred stock to its redemption value due to the uncertainty of such redemption events occurring. The shares of Series A preferred stock were redeemable at a sum equal to $100 per share plus all unpaid dividends on such shares. The Series B preferred stock were redeemable at a sum equal to $100 per share, all unpaid dividends on such shares, and a premium of $50.42 per share.

        On February 10, 2005, the Company redeemed $11,822, or 100%, of the then outstanding Series A preferred stock and paid the holders of such stock $9,329, or 100%, of the Series A preferred stock dividend that had accrued since the date of issuance (December 1997) through the date of redemption. The remaining 9,065 outstanding preferred shares of Series B convertible preferred stock were converted into 263,125 shares of common stock in August 2005.

        As discussed in Note 1, the Company amended and restated its Articles of Incorporation on November 27, 2006. Pursuant to the amended and restated Articles of Incorporation, the Board of Directors is authorized to (i) issue Preferred Stock in series, (ii) establish the number of shares in each series, (iii) assign designation, powers, preferences and rights of each series, and (iv) establish qualifications, limitations or restrictions of each series.

Note 7: Income taxes

        The current and deferred provision for federal, state and foreign income taxes consists of the following:

	Year Ended December 31,
	2006	2005	2004
Current
Federal	$3,123	$4,358	$6,329
State	785	1,198	916

	3,908	5,556	7,245

Deferred
Federal	(313)	384	421
State	(137)	103	19

	(450)	487	440

	$3,458	$6,043	$7,685

        The provision for income taxes differs from the amount that would result from applying the federal statutory rate to pre-tax income for the years ended December 31 as follows:

	Year Ended December 31,
	2006	2005	2004
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal benefit	4.4%	5.7%	2.8%
Research and development credit	(3.4)%	—	—
Other	0.1%	(0.4)%	(2.4)%

	36.1%	40.3%	35.4%

        The significant components of the net deferred tax assets and liabilities at December 31 are as follows:

	December 31,
	2006	2005
Deferred assets
Financial statement reserves	$375	$381
State taxes	—	170
Depreciation and amortization	652	996
Trademark expenses	200	217
Compensation expense	719	498
Prepaid royalty	492	487
Debt issuance costs	606	—
Foreign operating loss	56	45
Other	147	67

	3,247	2,861
Deferred liabilities
Prepaid expenses	(180)	(296)
State taxes	(40)	—

	(220)	(296)
Net deferred assets	3,027	2,565
Less valuation allowance	(56)	(45)

	$2,971	$2,520

        The Company recorded a deferred tax asset of $56 and $45 related to the net operating loss carryover of its majority owned subsidiary, Obagi Singapore, as of December 31, 2006 and 2005, respectively. A full valuation allowance was provided for the loss carryover as the Company believes that it is more likely than not that this deferred tax asset will not be realized.

        The Company was audited by the Internal Revenue Service ("IRS"). During 2004, as a result of a favorable determination made by the IRS, the Company recognized an additional tax benefit of $985 related to federal and California Research and Development credits.

        The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized an approximate $90 increase in the liability for unrecognized income tax benefits which was accounted for as an increase to the January 1, 2007 accumulated deficit balance.

        At the adoption date of January 1, 2007 and as of June 30, 2007, unrecognized tax benefits, all of which affect the effective tax rate if recognized, were $111 and $130, respectively. Management does not anticipate that there will be a material change in the balance of unrecognized tax benefits within the next 12 months.

        The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of the adoption date of January 1, 2007 and as of June 30, 2007, accrued interest related to uncertain tax positions was $29.

        The tax years 2003-2006 remain open to examination by the major taxing jurisdictions to which the Company is subject.

        During the six months ended June 30, 2007, income taxes were determined using an annual effective tax rate, which generally differs from the United States federal statutory rate, primarily because of state taxes and research and development tax credits. The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities, along with net operating loss and credit carryforwards.

        The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Income tax benefits credited to stockholders' equity relate to tax benefits associated with amounts that are deductible for income tax purposes but do not impact net income. These benefits are principally generated from employee exercises of non-qualified stock options.

Note 8: Concentrations of credit risk and significant customers

        For six months ended June 30, 2007 and the years ended December 31, 2006, 2005, and 2004, no single customer accounted for 10% or more of the Company's net revenues.

        The Company currently has limited internal manufacturing capabilities and outsources most of its product manufacturing. Additionally, the Company does not have long term contracts with most of these third-party manufacturers. Although there are a limited number of third-party manufacturers, management believes that other suppliers could provide similar services on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

        The Company currently has limited internal research and development capabilities and primarily outsources its product research and development to third-party research labs. Although there are a limited number of third-party research labs, management believes that other labs could provide similar services on comparable terms. A change in providers, however, could cause a delay in the Company's ability to develop and deliver products on a timely and competitive basis, which could affect operating results adversely.

Note 9: Royalty licensee agreements

        All of the Company's products are marketed under the name "Obagi" and other marketed brands. The Company owns the registered trademark and trade name "Obagi." In December 2002, the Company entered into a new license agreement, replacing a previous agreement, with Dr. Obagi, the Company's former medical director and board member and one of its current principal stockholders (refer to Note 10). As part of the new agreement, Dr. Obagi is to receive an annual payment in an amount equal to $200 plus a royalty of 5% of the net sales of two nonprescription product line concepts, if and to the extent, that such lines are developed, marketed and sold. The payments and royalties for any year are not to exceed $500. For the six months ended June 30, 2007 and the years ended December 31,

2006, 2005 and 2004, no sales of such nonprescription product lines were made; accordingly, no royalty payments were required. Additionally, the annual payment is expensed as incurred and costs have been included as a component of selling, general and administrative expenses. In addition, according to the new agreement, the Company must provide Dr. Obagi with the ability to purchase products in connection with his own private practice, at a discount equal to the maximum discount that the Company provides to independent third-party customers. As of June 30, 2007, December 31, 2006, 2005 and 2004, the Company did not owe Dr. Obagi any amounts due under the agreement. As of December 2, 2005, this licensing agreement had expired.

        Pursuant to the Patent License Agreement dated June 26, 2003 with a third party, the Company has licensed four interlocking method and formulation patents in exchange for a non-refundable fee in the amount of $200 for the first year, and an additional $100 payable on each of the first and second anniversaries of this agreement. The agreement also calls for the Company to pay royalties in the amount of (i) 5% of the net sales of products sold in a territory covered by the licensed patents and (ii) 3.5% of net sales of products manufactured in a territory covered by the licensed patents and sold in a territory not covered by the licensed patents. Such royalties are to be paid on a quarterly basis. For the six months ended June 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004, related royalties of $105 (unaudited), $92 (unaudited), $179, $122 and $31, have been included as a component of cost of sales, respectively. The initial term of this agreement is three years and is renewable annually at the option of the Company provided the Company makes an annual non-refundable renewal fee in the amount of $100. The Patent License Agreement may terminate at the licensor's option upon merger or acquisition of the Company and may be cancelled by either party upon default.

        In January 2006, the Company entered into an Option and Product License Agreement with a third party to license certain technology, in exchange for a non-refundable fee in the amount of $250, with an additional $250 payable within 15 days of confirming successful clinical results. The non-refundable fee of $250 may either be offset against future royalties payable under the agreement or offset against future purchases of inventory. For the first product developed under this agreement, an additional license payment of $250 is payable upon the product becoming commercially available for distribution with another $250 due in the subsequent quarter to that event. For each additional product developed, an additional license payment of $250 is due up to a maximum $1,000 for all products developed. The agreement also calls for the Company to pay royalties in the amount of (i) 8% of the net sales of products sold in a territory covered by the licensed patents and (ii) the Company shall pay a minimum annual payment equal of $1,000 in year one, for all subsequent years the Company is required to pay the greater of $500, or 90%, of the prior year royalty payments. Such royalties are to be paid on a quarterly basis. In addition to the royalties, the Company shall also pay one time milestone payments based upon achieving certain levels of net sales. The term of this agreement is for the life of the patent. The patent application for the licensed technology is currently pending. The Option and Product License Agreement may terminate at the licensor's option upon the Company's failure to meet commercially reasonable development benchmarks. Pursuant to this agreement, the Company recorded the initial payment of $250 in Other assets as of December 31, 2006. Royalty payments will be expensed as incurred. As of June 30, 2007, no other payments have been made.

        In March 2004, as part of an agreement with a third-party international licensor, the Company received an ongoing, non-exclusive right to market and sell any and all products marketed under the "Obagi" brand containing a specific range of Kinetin concentration, limited to existing channels of trade in Japan. Under the terms of the license agreement with the same party, the Company's license rights are valid until the last of the related patents expire in December 2014. In exchange for this right, the Company paid, on April 2, 2004, an initial payment of $1,250, net of cash receipts in the amount of $250 from a sublicensing arrangement with an international distributor in Japan. In addition, the Company will pay royalties up to an additional maximum amount of $500 based on future sales in Japan of such skincare products. Pursuant to this agreement, the Company recorded the initial net payment as an intangible asset and is amortizing such costs on a straight line basis over the license period. During the six months ended June 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004, the Company recognized $53 (unaudited), $53 (unaudited), $106, $106 and $122 in amortization expense, respectively. Such amounts are included as a component of cost of sales. Royalty payments are expensed as incurred and have amounted to $22 (unaudited), $51 (unaudited), $70, $43 and $7 for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 10: Related-party transactions

Dr. Zein Obagi, M.D.

        On December 17, 2002, the Company entered into an amended and restated employment agreement with Zein Obagi, M.D., the Company's former executive medical director and board member and one of its current principal stockholders. The employment agreement was effective until December 2, 2005 or upon triggering of the termination provisions of the agreement. Unless either party notified the other in writing, the term of the agreement was automatically extended by successive one-year terms. Under the agreement, Dr. Obagi was entitled to a base salary of $330 per year subject to an increase as determined by the Company's compensation committee. In addition, Dr. Obagi was entitled to an incentive bonus of up to $225 as determined by the Company's compensation committee. The compensation committee based its determination on Dr. Obagi's success of specific activities within his control and other Company-wide measures. The Company gave Dr. Obagi notice of termination in 2005 as required by the agreement. Subsequently, the agreement was extended until June 30, 2006.

        Under the agreement, if Dr. Obagi was terminated for cause, he would receive no severance. If Dr. Obagi was terminated without cause upon 30 days' prior written notice, then he would have been entitled to his then existing base salary for the entire period remaining on the term of his employment agreement and certain rights with respect to his stock. If Dr. Obagi terminated his employment upon 90 days' prior written notice, he would have been entitled to 90 days' salary.

        Dr. Obagi is also a prominent physician in the medical community and was granted the right to purchase products from the Company at a discount equal to the maximum discount offered to the Company's unrelated customers. In addition to his primary medical practice in Beverly Hills, California, Dr. Obagi is also an approximate 75% owner of two other dermatology clinics, Chinese Obagi Corporation and Vietnamese Obagi Corporation (the "Clinics"), that purchase product from the Company. These Clinics are located in Southern California and cater to the local Chinese and

Vietnamese communities. Other than the common ownership interest by Dr. Obagi, the Company is otherwise unrelated to these two corporations.

        In 2005, the Company began negotiations with an affiliate of Dr. Obagi to lease space for a marketing and training center (the "Center"). The space is located in a property owned by the affiliate of Dr. Obagi. In conjunction with these negotiations which were ongoing as of December 31, 2005, the Company began renovations on the space. As of December 31, 2005, amounts included in Prepaid expenses and other current assets and Other assets totaled $115 and $1,040, respectively. Amounts capitalized as construction in progress totaled $852 as of December 31, 2005. On June 29, 2006, the Company entered into a lease agreement and a letter agreement with this affiliate, making an advance to this affiliate on future rent. As of June 30, 2007 amounts included in Prepaid expenses and other current assets and Other assets totaled $184 and $567, respectively. As of December 31, 2006, amounts included in Prepaid expenses and other current assets and Other assets totaled $184 and $659, respectively. As of December 31, 2006, there was no longer any balance in construction in progress related to the Center.

        2006 Services Agreement.    On June 29, 2006, the Company entered into an agreement with Zein E. Obagi, MD Inc. ("Obagi, Inc."), Dr. Obagi, Samar Obagi, the Zein and Samar Obagi Family Trust and Skin Health Properties, Inc ("SHP, Inc."). The agreement provides that Dr. Obagi (and his affiliates that entered into the agreement, including Obagi, Inc.) and/or SHP, Inc. (an entity controlled by Dr. Obagi and his affiliates) will promote and provide services to support the marketing of the Company's products, including oversight of the property the Company is leasing in Beverly Hills, California. Additionally, Dr. Obagi (and his affiliates that entered into the agreement) will be available to advise and assist the Company in the formulation and clinical testing of new products on a retainer basis, and he will also provide training and/or education seminars on a fee basis and participate in at least one clinical study per year. The Company has agreed to pay Obagi, Inc. an annual retainer of $570 for the advising and formulating services and the marketing and support services described above, as well as for Dr. Obagi's agreement to chair an annual Obagi Skin Health Alumni Symposium and up to two clinical advisory meetings per year. In addition, the Company has agreed to pay Obagi, Inc. an annual fee of $200, for the first two years of the agreement for the development of Proderm products, a line of skincare products. At the end of the two years, the Company has an option to continue sell Proderm products, in which case the Company will pay Obagi, Inc. an annual royalty payment of the greater of $200, or 5%, of the Company's net Proderm revenues. During the six months ended June 30, 2007 and the year ended December 31, 2006, the Company recorded the $100 and $200, respectively, on this annual payment as research and development expense as the research of new products in the Proderm line is still in progress. The Company will also pay Obagi, Inc. royalty fees for developing other products identified in the agreement equal to 5% of the Company's net revenues from sales of those products. As there were no products commercialized under the agreement, the Company did not pay any royalties pursuant to the agreement during the six months ended June 30, 2007 or the year ended December 31, 2006. The Company has agreed to pay additional fees and expenses for training and educational services under the agreement. In addition, the Company has agreed to reimburse up to 50% of all invoiced commercially reasonable marketing design and development expenses associated with the opening of the property in Beverly Hills, not to exceed $100. As of June 30, 2007 and December 31, 2006, the Company had a payable to Dr. Obagi for $80 related to reimbursable expenses for the opening of the Center.

        The Company has also agreed to indemnify Dr. Obagi and his affiliates for any claims against the Company's products, or any claims arising out of the Company's acts or omissions or any breach of warranties given by the Company contained in the agreement.

        Under the agreement, the Company has been granted a perpetual, royalty-free, non-exclusive license to all accounts, customer lists and other customer information and data (subject to federal and state privacy laws) regarding Obagi, Inc.'s patients, as well as a non-exclusive license to use and reproduce the marketing materials produced by Obagi, Inc. and/or SHP, Inc. The Company granted to Obagi, Inc. and/or SHP, Inc. a limited, non-exclusive, irrevocable license for the use of certain of the Company's trademarks, as well as a non-exclusive license to use and reproduce the marketing materials designated by the Company from time to time for the promotion and marketing services being provided under the agreement.

        Under the agreement, the maximum discount that the Company provides to independent third-party physicians in the United States will apply to all products distributed by the Company that are supplied by the Company to Obagi, Inc. and/or SHP, Inc. in connection with the promotion and marketing services under the agreement, as well as those supplied to Obagi, Inc. in connection with Dr. Obagi's practice within the United States.

        Unless otherwise terminated in accordance with its terms, the agreement's initial term is five years, and it may be renewed for additional terms upon the mutual consent of the parties upon six months' written notice prior to the end of the initial term.

        2006 Separation and release agreement.    In connection with the 2006 Services Agreement with Dr. Obagi described above, the Company entered into a separation and release agreement, which contains non-competition provisions, with Dr. Obagi effective as of June 29, 2006. Under the agreement, Dr. Obagi agreed not to directly or indirectly compete with the Company for a five year period. In connection with the agreement, the Company paid Dr. Obagi $368.

        2006 Lease agreement and letter agreement.    In connection with the 2006 Services Agreement with Dr. Obagi described above, the Company entered into a lease agreement for the Beverly Hills property described above and a letter agreement with SHP, Inc. as landlord dated June 29, 2006. The lease has a term of five years beginning August 1, 2006 and can be extended or terminated earlier under the terms of the lease. The base rent under the lease is $87 per year, and will be raised at a rate of 3.5% per year thereafter. During the six months ended June 30, 2007 and the year ended December 31, 2006, the Company recorded $92 and $77, respectively, in rent expense related to the lease agreement.

        The Company also entered into a letter agreement in connection with the lease with SHP, Inc., dated June 29, 2006, that relates to leasehold improvements and prepayment of rent. Under the letter agreement, SHP, Inc. acknowledges that the Company has paid $2,197 in respect of leasehold improvements and prepayment of rent under the lease, and the Company will not be required to pay any additional amounts.

Cellogique Corporation

        Dr. Obagi is also a 70% beneficial shareholder in Cellogique Corporation ("Cellogique"), one of the Company's largest international distribution partners. On November 10, 2005, the Company entered into a new Distribution Agreement with Cellogique. The agreement granted Cellogique the exclusive right to promote, market, sell, distribute and sub-distribute certain specified products to customers within the Middle East. The agreement includes discounts off of the distributors' base price based on volume purchases, and certain advertising and promotional activities. Such discounts may at times exceed 58% of the distributors' base price listing. The agreement is for a term of 12 years effective January 1, 2006. Prior to the new agreement, the agreement had the option to renew in perpetuity.

        Prior to the November 2005 agreement, Cellogique was under a Product Distribution Agreement, which had a term of 30 months and was renewable each two years thereafter. Under this superseded agreement, Cellogique received product discounts off of United States doctor list prices based on volume purchases. The agreement granted Cellogique the exclusive right to promote, market, sell, distribute and sub-distribute certain specified products to customers within the Middle East.

        Total sales made to Dr. Obagi, Cellogique, and the Clinics, and the related cost of sales for the six months ended June 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004 are included in the Company's consolidated statements of operations and are as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(unaudited)
Sales, net of discounts	$1,889	$1,719	$3,214	$2,569	$2,531
Costs of sales	332	281	569	551	523

Austin T. McNamara

        On September 1, 2001, the Company entered into an employment agreement with Austin T. McNamara, former chairman of the board, president and chief executive officer. The agreement was for an initial period of three years and automatically renewed for successive one-year periods. Under the agreement, Mr. McNamara was entitled to a base salary of not less than $500 per year. In addition, Mr. McNamara was entitled to an annual bonus as determined by the compensation committee, with a target of 100% of his base salary based on the achievement of performance-based milestones.

        If Mr. McNamara was terminated without cause or due to change in control, then he would have been entitled to either 12 months of his base salary or any unpaid base salary for the entire remaining term of his employment agreement, whichever is greater. In addition, all of his unvested options would have immediately vested in full. Change of control was defined to occur if any institution, other than Stonington Capital Appreciation 1994 Fund, L.P. ("Stonington Fund"), a principal stockholder, or its affiliates, acquired greater than 50% of the Company's voting stock, or greater than 30% of the Company's voting stock and Stonington Fund did not own at least 30% of the stock. Mr. McNamara is also subject to a confidentiality covenant, a covenant not to solicit any employee to leave the Company's employment during the term of the agreement and one year thereafter, and a covenant not-to-compete with the Company during the same time period.

        On December 2, 1997, the Company entered into a Management Services Agreement with Mandarin Management Partners, Inc. ("Mandarin Partners"). The agreement provided for Mandarin Partners to provide management consulting and business advisory services to the Company. As compensation for those services, the Company paid Mandarin Partners, and then Lighthouse Venture Group ("LVG"), to whom the agreement was assigned on December 31, 2001, a monthly fee equal to two percent of the Company's adjusted gross sales. Under an oral agreement between LVG and the Company, LVG paid 50% of Mr. McNamara's salary and bonus through December 2005, and to the extent the Company's fees to LVG exceeded the amounts paid by LVG to Mr. McNamara for his salary and bonus, LVG remitted the additional amounts back to the Company, except for amounts to cover expenses. For the years ended December 31, 2005 and 2004, the Company made payments to LVG in the amounts of $300 and $556, respectively, which are included in selling, general and administrative expenses. The oral and written agreements with LVG terminated as of December 31, 2005. LVG is controlled by Mr. McNamara.

        In April 2002, the Company entered into an Investor's Rights Agreement with its former Chairman and Chief Executive Officer, Austin McNamara. Subsequently, the McNamara Family Irrevocable Trust dated December 17, 2004 and the McNamara Family Trust dated December 27, 2004 (collectively, the "Trusts"), which were established by Mr. McNamara, became the owners of the 1,875,001 shares of the Company's common stock owned by Mr. McNamara and parties to the Investor's Rights Agreement. Mr. McNamara resigned as a member of the Company's board of directors and as an employee in May 2006 and died in December 2006. The Investor's Rights Agreement contained a repurchase obligation under which the Company was required to repurchase the shares of the Company held by the Trusts upon the exercise of a repurchase right. Subsequent to Mr. McNamara's resignation, the Trusts exercised this repurchase right. Pursuant to procedures set forth in the Investor's Rights Agreement, three valuation firms were retained to prepare valuations of the stock held by the Trusts and the total purchase price was to have been $28,201.

        Any obligation the Company would have to repurchase the Trusts' shares was to have been subordinated to its Credit Agreement, which restricts payments on such obligation to a maximum of $1,500 in any fiscal year, not to exceed $5,000 while the Credit Agreement is in place. The Investor's Rights Agreement contains subordination provisions and the Trusts signed an additional subordination agreement in connection with the Credit Agreement pursuant to which they agreed to be subordinated to the loans under the Credit Agreement. On November 17, 2006, the Company tendered promissory notes in the aggregate principal amount of $28,201 and a cash payment of $1,500 as partial prepayment of the notes, to the Trusts in order to close on the Company's repurchase of the shares held by the Trusts pursuant to the terms of the Investor's Rights Agreement. The Trusts refused to accept the Company's tender of these payments and refused to tender their shares and close on the repurchase of the shares they hold. As a result, the Company believed the Trusts were in material breach of their obligations under the Investor's Rights Agreement. Based upon this material breach by the Trusts, as well as for other reasons, the Company believed it was no longer obligated to repurchase the shares held by the Trusts pursuant to the Investor's Rights Agreement and that the right of the Trusts to require the Company to repurchase the shares had expired and could no longer be enforced against the Company.

        The trusts had taken the position that they did not breach their obligations under the Investor's Rights Agreement and that instead the Company had breached its obligation to repurchase the Trusts' shares under the Investor's Rights Agreement. While the Company believed the Trusts' claims to be without merit, there was no assurance the Company would prevail if the Trusts were to seek to enforce their claims through litigation.

        On May 18, 2006, the Trusts' exercised the repurchase right contained in the Investor's Rights Agreement to require the Company to repurchase the shares owned by the Trusts. Subsequently, the Company reported a liability of approximately $28,201 for the estimated amount it would be required to pay to fulfill the repurchase obligation. As discussed above, on November 17, 2006, the Trusts refused to accept the consideration tendered by the Company to satisfy the repurchase obligation and in doing so, the Company believed that the Trusts breached the terms of the Investor's Rights Agreement and nullified any obligation of the Company to repurchase the Trusts' shares. As a result of this breach, and for other reasons, the Company reversed the liability it had previously recorded to reflect the Company's conclusion that the shares held by the Trusts were no longer subject to repurchase by the Company pursuant to the Investor's Rights Agreement and the right of the Trusts to require the Company to repurchase the shares pursuant to the Investor's Rights Agreement had expired.

        Also as discussed above, the Trusts had taken the position that they did not breach their obligations under the Investor's Rights Agreement and that instead, the Company has breached its obligation to repurchase the Trusts' shares. However, no related claims had been asserted against the Company subsequent to December 31, 2006. As such, there was not a potential liability that would be probable or estimable, and therefore, the Company did not record a liability for these unasserted claims as of December 31, 2006.

        On May 29, 2007, the Company entered into a Settlement and Consent Agreement and Mutual Release (the "Settlement Agreement") with the estate of Austin T. McNamara, the former Chairman of the Company's board of directors, President and Chief Executive Officer, the Trusts, Lucy B. McNamara, individually and as trustee of the Trusts and as executor of the estate of Austin T. McNamara, and LVG, a limited liability company that was controlled by Mr. McNamara (collectively, the "McNamara Parties").

        Pursuant to the Settlement Agreement, the Company and the McNamara Parties have released each other from all claims they may have against each other, except for claims related to potential taxes and related charges, should they arise, with respect to the past exercise of certain stock options by the Trusts. No payments were made by the parties to each other in connection with the settlement of the claims.

        The settlement includes the release of claims by the McNamara Parties that the Company was obligated to purchase the 1,875,001 shares of the Company's common stock owned by the Trusts and all claims related to Mr. McNamara's employment with the Company and the termination of his employment. In connection with the release, the Company has written off a net receivable of approximately $143,000 for a claimed compensation overpayment to a McNamara Party.

        The McNamara Parties also agreed to sell all of their ownership in the Company's stock to an institutional investor in a privately negotiated transaction. As a condition to that transaction, the purchaser of the shares signed the lock-up agreement executed by other Company stockholders in connection with the Company's initial public offering. Such lock-up agreement expired on June 12, 2007. The McNamara Parties sold the Company stock they owned in June 2007.

        Combined amounts due from LVG for reimbursement of certain expenses and Dr. Obagi, Mr. McNamara, Cellogique and the Clinics for product purchases at June 30, 2007, December 31, 2006 and 2005 are reflected in receivables due from related parties in the accompanying consolidated Balance Sheets as follows:

		December 31,
	June 30, 2007
		2006	2005
	(unaudited)
Due from Dr. Obagi	$475	$560	$182
Due from Cellogique	1,267	646	609
Due from China Obagi Corporation	46	27	26
Due from Vietnam Obagi Corporation	—	—	8
Due from Austin McNamara	—	—	52
Due from LVG	—	268	268

	$1,788	$1,501	$1,145

Stonington Capital Appreciation 1994 Fund, L.P.

        In December 2002, the Company entered into a management services agreement ("Services Agreement") with Stonington Partners, Inc. ("Stonington"), an affiliate of Stonington Fund, our majority stockholder. The agreement calls for Stonington to provide management with consulting and business advisory services. As compensation for these services, the Company pays Stonington an annual fee equal to 1.5% of its capital invested in the Company plus expenses for services provided in the 2003 and 2002 fiscal years, and is renewable annually thereafter.

        For the six months ended June 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004, fees plus expenses totaled approximately $30 (unaudited), $200 (unaudited), $400, $400, and $400, respectively, and are included as a component of selling, general and administrative expenses. This agreement terminated upon the completion of the initial public offering. In addition, the Company paid an affiliate of Stonington two installments of $500, in December 2004 and January 2005, for consulting services associated with obtaining the $80,000 Senior Secured Credit Facilities. These payments were capitalized as debt issuance costs and are included in Other assets in the accompanying Consolidated Balance Sheets.

        Amounts payable to Dr. Obagi for any bonus, annual payment or royalties and interest, and to other stockholders and their affiliates for management fees and other services as of June 30, 2007,

December 31, 2006 and 2005 are reflected in the accompanying Consolidated Balance Sheets as amounts due to related parties as follows:

		December 31,
	June 30, 2007
		2006	2005
	(unaudited)
Dr. Obagi	$127	$137	$205
Stonington	—	15	—

	$127	$152	$205

        During February 2005, the Company repurchased all of its outstanding Series A mandatorily redeemable preferred stock for approximately $11,822 and paid the related accrued dividends of approximately $9,329. Dr. Obagi and Stonington received approximately $3,288 and $17,863 for 18,375 and 99,840 shares of Series A preferred stock and the related accrued dividends, respectively.

        During February 2005, the Company declared and paid a $3.60 per share common stock dividend, totaling approximately $63,088, in cash. A substantial portion of the common stock dividend was paid to Stonington, Dr. Obagi, and Mr. McNamara for approximately $38,924, $15,142, and $6,750, respectively.

        In February 2005, one officer of the Company issued a note for $15 and LVG issued notes for $1,225 and $1,400 to the Company to exercise their vested options. These full-recourse notes were repaid in full later in February 2005.

Note 11: Commitments and contingencies

Lease commitments

        The Company leases some of its facilities and equipment under operating leases. Some of the leases require payment of property taxes and include rent escalation clauses. Future minimum operating lease commitments under non-cancelable leases are as follows as of December 31, 2005:

Operating Leases
Years ending December 31,
2007	$1,130
2008	797
2009	182

Total minimum payments required	$2,109

        Rent expense for the six months ended June 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004 was approximately $449 (unaudited), $241 (unaudited) $639, $494, and $418, respectively. The Company records sublease rental income as an offset to rent expense. Sublease rental income for the year ended December 31, 2004 was approximately $520.

Indemnifications

        The Company is a party to a variety of agreements entered into in the ordinary course of business pursuant to which it may be obligated to indemnify the other parties for certain liabilities that arise out of or relate to the subject matter of the agreements. Some of the agreements entered into by the Company require it to indemnify the other party against losses due to property damage including environmental contamination, personal injury, failure to comply with applicable laws, the Company's negligence or willful misconduct, or breach of representations and warranties and covenants.

        The Company provides for indemnification of directors, officers and other persons in accordance with limited liability agreements, certificates of incorporation, bylaws, articles of association or similar organizational documents, as the case may be. The Company maintains directors' and officers' insurance which should enable the Company to recover a portion of any future amounts paid.

        While the Company's future obligations under certain agreements may contain limitations on liability for indemnification, other agreements do not contain such limitations and under such agreements it is not possible to predict the maximum potential amount of future payments due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, no payments have been made under any of these indemnities.

        On September 1, 2006, the Company entered into indemnification agreements with each of its directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Employment agreements

        The Company has entered into employment agreements with certain of its management employees which require annual gross salary payments which range from $400 to $500 per annum. The employment agreements range from a period of three to five years and include a provision for annual bonuses based on specific performance criteria. In the event that such key management employees are terminated without cause, the Company is contractually obligated to pay from 18 months up to the remaining balance due on the employment contracts.

        The following is a schedule of the Company's future minimum annual payments under such employment agreements as of December 31, 2006:

Years ending December 31,
2007	$400
2008	67

$467

Severance agreements

        On September 1, 2006, the Company entered into severance agreements with four of our executive officers. The severance agreements provide that if one of these officers employment with us is terminated within 12 months following a change of control without cause or by the officer with good reason, the officer will be entitled, upon execution of a release in a form acceptable to us, an amount equal to 100% of the officer's then current annual base salary, payable over 12 consecutive months.

Litigation

        On March 8, 2006, Austin McNamara, the former chairman of our board, president and chief executive officer, filed a charge of discrimination against us with the California Department of Fair Employment and Housing ("DFEH"). Mr. McNamara died in December 2006. Mr. McNamara alleged that we demoted, harassed and otherwise discriminated against him due to his purported physical disability and medical condition. Mr. McNamara requested an immediate right-to-sue notice. On March 20, 2006, the DFEH closed its case. The DFEH did not conduct an investigation or make a determination on the merits of the complaint. Mr. McNamara's estate had the right to file a discrimination lawsuit in a state court action within one year of the DFEH's letter closing its case. While Mr. McNamara did not allege a specific amount of damages, the remedies available under California law include compensatory damages, as well as attorneys' fees. Mr. McNamara also threatened to file a wage claim with the California Labor Commissioner, though we are not aware of either Mr. McNamara or his estate actually filing the claim. Mr. McNamara alleged that we did not pay all wages, bonuses, and severance owed to him. Mr. McNamara served as our chief executive officer from September 2001 until July 2005, and as our president from September 2001 until March 2005. He also served on our board of directors and as chairman from September 2001 until May 2006.

        On May 29, 2007, the Company entered into the Settlement Agreement with the McNamara Parties. Pursuant to the Settlement Agreement, the Company and the McNamara Parties have released each other from all claims they may have against each other, except for claims related to potential taxes and related charges, should they arise, with respect to the past exercise of certain stock options by the Trusts. No payments were made by the parties to each other in connection with the settlement of the claims.

        From time to time, the Company is involved in litigation and other legal matters in the normal course of business. Management does not believe that the outcome of any current matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Note 12: Stock options

        The 1997 Stock Option/Stock Issuance Plan (the "Plan") provided for the grant of options to purchase common stock to employees, consultants, and directors. The Plan included incentive stock options ("ISOs") and nonqualified stock options ("NSOs"). The maximum number of shares of common stock that were allowed to be issued over the term of the Plan was not to exceed 750,000 shares of the Company's common stock. In March 2001, the Board of Directors amended the Plan to discontinue further option grants under the Plan. At December 31, 2005, due to the aforementioned discontinuance of further option grants under the Plan, 501,225 shares are no longer available for the granting of additional options.

        Under the option grant program, the exercise price per share for ISOs shall be no less than 100% of the fair market value per share as determined by the Board of Directors on the grant date. The exercise price per share for NSOs shall be no less than 85% of the fair market value per share as determined by the Board of Directors on the grant date. For ISOs and NSOs, the exercise price per share shall be no less than 110% of the fair market value per share as determined by the Board of Directors on the grant date for an individual who, at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company. The right to exercise ISOs and NSOs vests at a rate in accordance with the individual stock option agreements. The vesting period of options granted under this plan typically ranges from one to four years. Options expire within a period of not more than ten years from the grant date. ISOs granted to an employee, who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, expire within a period of not more than five years from the grant date.

        In November 2000, the Company adopted the 2000 Stock Option/Stock Issuance Plan (the "2000 Plan"). The terms of the 2000 Plan are consistent with those of the 1997 Stock Option/Stock Issuance Plan, except that the maximum number of shares of common stock that may be issued over the term of the 2000 Plan shall not exceed 375,000 shares of the Company's common stock. In addition, the maximum number of shares of common stock issued to any person under the 2000 Plan in any calendar year shall not exceed 150,000 shares. In September 2001, the Board of Directors amended the 2000 Plan to increase the maximum number of shares of common stock that may be issued over the term of the 2000 Plan to 2,083,334 shares. The vesting period of options granted under this plan typically ranges from one to five years. Options expire within a period of not more than ten years from the grant date. In November 2005, the Board of Directors amended the Plan to discontinue further option grants under the Plan. At December 31, 2005 and 2006, due to the aforementioned discontinuance of further option grants under the Plan, 151,795 shares are no longer available for the granting of additional options.

        In November 2005, the Company adopted the 2005 Stock Incentive Plan (the "2005 Plan"). The 2005 Plan provides for the grant of ISOs and NSOs to employees, consultants and directors. On November 27, 2006, the Company's Board of Directors amended the Company's 2005 Plan. The amendments to the 2005 Plan included: (i) increasing the number of authorized shares to 1,500,000; (ii) establishing an evergreen clause that replenishes the 2005 Plan each year with a share amount equal to the lesser of 500,000 or 3% of outstanding shares; (iii) and other administrative provisions. The amended 2005 Plan was approved by the stockholders of the Company on November 28, 2006.

        Pursuant to the 2005 Plan, the exercise price per share for both ISOs and NSOs shall not be less than 100% of the fair market value per share of the Company's common stock on the grant date. The exercise price per share for both ISOs and NSOs may not be less than 110% of the fair market value of the Company's common stock on the grant date for an individual who, at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of the Company's stock. The right to exercise the ISOs and the NSOs vests at a rate in accordance with the individual stock option agreements. The vesting period of the options granted under this plan typically ranges from one to three years. Options expire within a period of not more than ten years from the grant date. ISOs granted to an employee, who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, expire within a period of not more than five years from the grant date.

        A total of 3,583,334 shares have been authorized for issuance under the 2000 Plan and the 2005 Plan (the "Plans"). Of the shares that have been authorized for issuance,1,382,532 (unaudited), 1,382,532 and 1,373,156 shares have been issued for options which have been exercised as of June 30, 2007, December 31, 2006 and 2005, respectively, and 1,269,751 (unaudited) 1,285,116 and 558,384 shares have been reserved for options that are outstanding as of June 30, 2007, December 31, 2006 and 2005, respectively. At June 30, 2007 and December 31, 2006, and 2005, 718,375 (unaudited), 747,272, and 833,334 shares, respectively, were available for granting of additional options.

        During the year ended December 31, 2005, the Company granted 514,593 options with exercise prices ranging from $8.40 to $14.40, which was equal to or greater than the fair value of the underlying common stock on the date of each grant.

        During the year ended December 31, 2006, the Company's Board of Directors granted stock options to the Company's management and employees to purchase a total of 750,000 shares of the Company's common stock upon the consummation of an initial public offering. The stock options were granted at the initial public offering price of $11.00, which was the fair market value on the date of grant.

        During the six months ended June 30, 2007, the Company granted 27,000 options with exercise prices ranging from $11.85 to $17.36, which was equal to the closing stock price on the date of each grant.

        Pursuant to the 2005 Plan, on January 9, 2007, the Board of Directors replenished the 2005 Plan with 500,000 shares, for a total of 1,247,272 shares available for granting of additional options.

        A summary of the option activity under the Plans is as follows:

	Shares	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2003	1,444,003	$2.07
Granted	—	—
Exercised	(50,500)	1.15
Canceled	(11,250)	2.62

Outstanding at December 31, 2004	1,382,253	$2.10
Granted	514,593	9.72
Exercised	(1,336,137)	2.05
Canceled	(2,325)	6.07

Outstanding at December 31, 2005	558,384	$9.22
Granted	750,000	11.00
Exercised	(9,378)	3.40
Canceled	(13,890)	9.12

Outstanding at December 31, 2006	1,285,116	$10.31
Granted	27,000	13.96
Exercised	—	—
Canceled	(59,917)	10.71

Outstanding at June 30, 2007 (unaudited)	1,252,199	$10.36

Exercisable at December 31, 2004	1,331,124	$2.10

Exercisable at December 31, 2005	44,953	$7.41

Exercisable at December 31, 2006	214,277	$9.05

Exercisable at June 30, 2007 (unaudited)	277,333	$8.43

        A summary of options outstanding and exercisable as of June 30, 2007 are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number of Shares Outstanding at	Weighted Average Per Share Exercise Price	Weighted Average Remaining Life (Years)	Number of Shares Exercisable at	Weighted Average Exercise Price
$1.20 to $1.29	26,650	$1.21	4.49	26,650	$1.21
$8.40 to $10.00	284,709	$8.43	7.59	191,652	$8.45
$10.80 to $14.40	940,840	$11.21	9.25	59,031	$11.65

	1,252,199	$10.36	8.77	277,333	$8.43

        A summary of options outstanding and exercisable as of December 31, 2006 are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number of Shares Outstanding at	Weighted Average Per Share Exercise Price	Weighted Average Remaining Life (Years)	Number of Shares Exercisable at	Weighted Average Exercise Price
$1.20 to $1.29	26,650	$1.21	4.98	14,150	$1.21
$8.40 to $10.00	289,709	$8.46	8.02	127,209	$8.53
$10.80 to $14.40	968,757	$11.11	9.70	72,918	$11.49

	1,285,116	$10.31	9.22	214,277	$9.05

        On June 7, 2007, the Company issued 10,569 shares of restricted common stock under the 2005 Plan to six of its directors for services to be received during the next year. The resulting compensation expense is recognized on a straight-line basis over the requisite service period, which equals the restricted stock vesting term of one year. The Company determined the fair market value of the restricted stock based upon the closing price of our stock on that date of issuance, which was $17.36.

        On April 13, 2007, the Company issued 4,578 shares of restricted common stock under the 2005 Plan to two of its outside directors for services to be received during the next year. The resulting compensation expense is recognized on a straight-line basis over the requisite service period, which equals the restricted stock vesting term of one year. The Company determined the fair market value of the restricted stock based upon the closing price of our stock on that date of issuance, which was $13.11.

        On December 13, 2006, the Company issued 2,728 shares of restricted common stock under the 2005 Plan to one of its outside directors for services to be received during the year ended December 31, 2007. The resulting compensation expense is recognized on a straight-line basis over the requisite service period, which equals the restricted stock vesting term of one year. The Company determined the fair market value of the restricted stock based upon the initial public offering price of our stock, which was $11.00.

Note 13: Segments

        SFAS No. 131 requires that the Company disclose certain information about its operating segments where operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.

        The Company operates its business on the basis of two reportable segments (i) skin health and (ii) licensing. The skin health segment produces a broad range of topical skin health systems and products that enable physicians to treat a range of skin conditions, including pre-mature aging, photo-damage, hyperpigmentation, acne and soft tissue deficits, such as fine lines and wrinkles. The licensing segment includes revenues generated from licensing arrangements with international distributors that specialize in the distribution and marketing of over-the-counter medical oriented products in the drug store, retail and aesthetic spa channels.

        Management evaluates its segments on a revenue and gross profit basis, which is presented below. The United States information is presented separately as the Company's headquarters reside in the United States, and United States sales represented 82.0%, 81.4%, and 80.2% of total consolidated net sales for the years ended December 31, 2006, 2005, and 2004, respectively. No other country or single customer generates over 10% of total Company consolidated net sales.

        All of the Company's long-lived assets are located in the United States. The Company does not disaggregate assets on a segment basis for internal management reporting and, therefore, such information is not presented.

        The Company occasionally utilizes promotions to enhance sales. The Company previously classified sales under these promotions in the Other product line. The Company currently classifies these promotional activities under the product line being promoted by the promotion. Prior periods have been reclassified to conform to the current presentation.

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(unaudited)
Net sales by segment
Skin health	$47,166	$34,093	$73,940	$61,539	$52,772
Licensing	1,947	1,833	4,056	3,402	3,484

Net sales	$49,113	$35,926	$77,996	$64,941	$56,256

Gross profit by segment
Skin health	$38,719	$28,409	$60,650	$50,117	$43,417
Licensing	1,873	1,728	3,879	3,252	3,355

Gross profit	$40,592	$30,137	$64,529	$53,369	$46,772

Geographic information
United States	$41,529	$29,365	$63,929	$52,883	$45,129
International	7,584	6,561	14,067	12,058	11,127

Net sales	$49,113	$35,926	$77,996	$64,941	$56,256

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(unaudited)
Net sales by product line
Skin health
Nu-Derm	$29,592	$25,393	$53,829	$47,115	$40,905
Vitamin C	5,838	5,193	9,993	8,570	6,974
Elasticity	4,432	—	2,278	—	—
Therapeutic	2,408	—	180	—	—
Other	4,896	3,507	7,660	5,854	4,893

Total	47,166	34,093	73,940	61,539	52,772
Licensing	1,947	1,833	4,056	3,402	3,484

Total net sales	$49,113	$35,926	$77,996	$64,941	$56,256

Note 14: 401(k) plan

        On February 1, 1999, the Company established an employee savings and retirement plan and a 401(k) defined contribution retirement plan, covering substantially all full-time employees. The Company matches 25% of employee contributions up to 6% of employee compensation. The Company may also make, at the discretion of the board of directors, additional contributions subject to statutory limits. Beginning in April 2006, the Company matches 100% of employee contributions up to 2% of employee compensation. The Company contributed approximately $126 (unaudited), $52 (unaudited), $125, $42, and $51 for the six months ended June 30, 2007 and 2006 and the years ended December 31, 2006, 2005, and 2004, respectively. Administrative expenses paid on behalf of the plan were nominal for each of the respective years.

Note 15: Quarterly Financial Data (Unaudited)

        Quarterly financial data for the six months ended June 30, 2007 and the years ended December 31, 2006 and 2005 are as follows:

	Quarter Ended
	March 31, 2007	June 30, 2007
Net sales	$23,046	$26,067
Gross profit	$19,085	$21,507
Net income	$2,926	$3,936
Net income attributable to common stockholders	$2,926	$3,936
Net income attributable to common shares
Basic	$0.13	$0.18

Diluted	$0.13	$0.18

	Quarter Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Net sales	$17,204	$18,722	$19,105	$22,965
Gross profit	$14,432	$15,705	$15,762	$18,630
Net income	$1,496	$1,078	$1,006	$2,536
Net income attributable to common stockholders	$1,496	$1,078	$1,006	$2,536
Net income attributable to common shares
Basic	$0.08	$0.06	$0.06	$0.14

Diluted	$0.08	$0.06	$0.06	$0.14

	Quarter Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Net sales	$14,998	$15,989	$14,651	$19,303
Gross profit	$12,311	$13,304	$12,052	$15,702
Net income	$2,772	$2,692	$997	$2,495
Net income attributable to common stockholders	$2,646	$2,681	$994	$2,495
Net income attributable to common shares
Basic	$0.16	$0.15	$0.06	$0.14

Diluted	$0.15	$0.15	$0.06	$0.14

# Obagi® Systems

OBAGI

The Obagi-C Rx™ System is a patented, prescription-based system, which reduces the early effects of sun damage and evens skin tones.

OBAGI-C

OBAGI
Professional-C

Obagi® Professional-C includes patented high potency vitamin C serums, that provide antioxidant benefits to the skin, helping to counteract the effects of ultraviolet radiation and other environmental influences.

While cosmetic skin care products generally work only on the surface of the skin, the Obagi Systems are clinically proven to help repair the damage caused by sun, stress, age, the environment and toxins.

OBAGI® MEDICAL

6,300,000 shares
Common stock

Thomas Weisel Partners LLC	Robert W. Baird & Co.	CIBC World Markets
Susquehanna Financial Group, LLLP

Neither we, the selling stockholders nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
Summary Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDENDS
CAPITALIZATION
PRICE RANGE OF COMMON STOCK
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Obagi Medical Products, Inc. Consolidated Balance Sheets (In thousands, except share and per share amounts)
Obagi Medical Products, Inc. Consolidated Statements of Income (In thousands, except share and per share amounts)
Obagi Medical Products, Inc. Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income (In thousands, except share and per share amounts)
Obagi Medical Products, Inc. Consolidated Statements of Cash Flows (In thousands, except share and per share amounts)
Obagi Medical Products, Inc. Notes to Consolidated Financial Statements (In thousands, except share and per share amounts)